HealthStream™

2025 LETTER TO SHAREHOLDERS

Financial Highlights

Year Ended December 31, *(In thousands, except per share amounts)*	2025	2024
Statement of Income Data:		
Revenues, net	$ 304,064	$ 291,646
Operating costs and expenses	283,828	270,359
Operating income	20,236	21,287
Interest income	3,340	3,834
Other (expense) income, net	(358)	(318)
Income before income tax provision	23,218	24,803
Income tax provision	4,876	4,796
Net income	$ 18,342	$ 20,007
Net income per share – diluted:		
Net income per share – diluted	$ 0.61	$ 0.66
Weighted average shares of common stock outstanding - diluted	30,144	30,544
Dividends declared per share	$ 0.124	$ 0.112
Balance Sheet Data:		
Cash and cash equivalents	$ 36,161	$ 59,469
Investments in marketable securities	20,843	37,748
Accounts receivable, net	32,153	30,189
Goodwill and intangible assets, net	282,448	246,768
Working capital	(4,490)	37,429
Total assets	520,374	510,766
Deferred revenue – current and noncurrent	89,761	85,882
Shareholders' equity	354,023	359,355
Reconciliation of GAAP net income to Adjusted EBITDA:		
GAAP net income	$ 18,342	$ 20,007
Interest income	(3,340)	(3,834)
Interest expense	101	100
Income tax provision	4,876	4,796
Stock-based compensation expense	8,145	4,470
Depreciation and amortization	43,478	41,243
Impairment of long-lived assets	262	—
Fair value adjustment on contingent consideration	(85)	—
Adjusted EBITDA	$ 71,779	$ 66,782

In order to better assess the Company's financial results, management believes that net income before interest, income taxes, stock-based compensation, depreciation and amortization, impairments of long-lived assets, changes in fair value of contingent consideration, and changes in fair value of, including gains (losses) on the sale of, non-marketable equity investments ("adjusted EBITDA") is a useful measure for evaluating the operating performance of the Company because adjusted EBITDA reflects net income adjusted for certain GAAP accounting, non-cash, and/or non-operating items which may not, in any such case, fully reflect the underlying operating performance of our business.

Total Revenues

(in $ millions)



2025	$304.1
2024	$291.6
2023	$279.1
2022	$266.8
2021	$256.7

Dear Shareholders

Across the country, the need for patient care continues to grow—and it all starts with the clinicians and caregivers who provide it. I believe the opportunity to develop and support the healthcare workforce has never been greater—and HealthStream was built for this moment. As 2026 progresses, we are leaning into our vision to improve the quality of healthcare by developing the people who deliver care, while executing with focus and discipline for our shareholders. We believe that our expanding ecosystem of applications, content, AI-enabled assessment tools, and partnerships is unmatched, positioning HealthStream as the leading—and most widely adopted—clinical workforce platform in the healthcare industry.

In this letter, I want to review HealthStream's progress made in 2025, which sets the stage for our affirmation of 2026 as the *Year of the Ecosystem.* I will also discuss our growth strategies and spotlight key developments that reinforce my optimism about our path forward.

Our full-year 2025 financial metrics reflect solid growth and performance, as well as continued investment in innovation. By way of summary, HealthStream achieved $304.1 million of revenue and adjusted EBITDA of $71.8 million, which were up 4.3 percent and up 7.5 percent, respectively, over the prior year. We made $30.0 million of share repurchases; paid $3.7 million in dividends to you, our shareholders; deployed $39.1 million of capital for acquisitions; and invested $32.2 million for capital expenditures. We ended 2025 well capitalized with a cash and marketable securities balance of $57.0 million and full availability of our $50 million line of credit, which remains untapped.

Increasingly, the nation's healthcare organizations rely on HealthStream to strengthen clinical workforce capability, deliver required training at scale, keep credentials and privileges current, and streamline workforce scheduling. We do this through three core application suites—what we increasingly refer to as our "suite of suites"—all connected through our hStream® platform. Each suite is anchored by a flagship product: the HealthStream Learning Center® within the HealthStream Learning™ Suite; CredentialStream® within the HealthStream Credentialing™ Suite; and ShiftWizard® within the HealthStream Scheduling™ Suite. Complementing these offerings, we hold 20 patents across our product portfolio and have earned more than 40 awards from the Brandon Hall Group, a leading research organization focused on learning and technology.

Consistent with nationwide healthcare workforce trends, our target market meaningfully expanded approximately nine percent in 2025 to approximately 13.7 million individuals focused on healthcare delivery, primarily through provider organizations. This includes approximately 5.8 million employees who work in the nation's acute-care hospitals and approximately 6.9 million employees who work in the more broadly defined care market outside of acute-care, which includes long-term care organizations, skilled nursing facilities, physician offices, among other care environments.

HealthStream's target market also includes the nation's approximately 1.0 million nursing students and the 1,000+ nursing schools across the U.S. where those students are enrolled. The number of nursing students increased in HealthStream's network with the widespread adoption and growth of our application, myClinicalExchange™, which helps to manage students' clinical rotations and related compliance and scheduling. In 2025 alone, myClinicalExchange was used to place more than 360,000 clinical rotations for students from over 700 healthcare facilities. In the first quarter of 2026, two of the three largest health systems in the U.S. chose to adopt myClinicalExchange, enterprise-wide, for their clinical rotation programs.

Among our portfolio of applications in the HealthStream Learning® Suite, our HealthStream Learning Center® (HLC) is a market-leading SaaS-based application used in all 50 states where an average of approximately 425,000 educational activities occur each day. Within HealthStream Learning, we have amassed an ecosystem of market-leading brands of content from over 90 industry partners. Along with our own proprietary content, our course library for the healthcare workforce is among the largest in the U.S. with over 20,000 online courses and educational activities. Included in these offerings are nationally respected brands like the American Red Cross Resuscitation Suite™, where approximately 400,000 certifications were earned in 2025 alone with nearly two million certifications earned on an aggregate basis through February 2026 since its launch in early 2019.

The HealthStream Credentialing® Suite, with its primary SaaS-based application CredentialStream® and its acquired legacy applications, currently serves thousands of hospitals and outpatient facilities, making us a market-leading credentialing, privileging, and enrollment company in the United States. In fact, for the last two years in a row, the popular vendor ratings site, G2, ranked CredentialStream the highest in customer satisfaction for healthcare credentialing software by its customers, while placing it consistently in their Leader quadrant. For full-year 2025, revenues from our CredentialStream application grew 23 percent over the prior year.

The HealthStream Scheduling® Suite, with its primary SaaS-based application ShiftWizard® and its acquired scheduling applications, serves a broad base of healthcare organizations and is trusted by thousands of healthcare professionals. In 2025, ShiftWizard was recognized as a G2 Grid Leader in medical staff scheduling, also earning recognition for producing the "Best Results" in this category. For full-year 2025, revenues from ShiftWizard grew 24 percent over the prior year, edging past the year-over-year growth rate of 19 percent in 2024.

To enable scalable growth across the Company, HealthStream continues to advance its transition toward a platform-as-a-service (PaaS) approach through the hStream® technology platform. Our hStream technology platform connects everything in HealthStream's ecosystem and includes exclusive applications, services, content, and other benefits. For our customers, the interoperability provided by hStream opens many possibilities for streamlined processes and greater operational efficiencies.

Our proprietary hStream ID, which serves as a core element of our hStream platform, is fundamental to establishing and maintaining interoperability across our ecosystem. By creating a single, verified identity for each user, the hStream ID enables an individual's progress and accomplishments to travel with them throughout their career while connecting them seamlessly to any hStream-enabled application they use.

Creating hStream ID-enabled relationships with users also creates new channels for e-commerce opportunities. For example, as nurses are issued their hStream ID through their utilization of our popular #1-rated Nursegrid® app, which has over 670,000 monthly active users, they are presented with opportunities to purchase content and course bundles directly from HealthStream and the certifications they earn become part of their hStream ID record. We have been issuing approximately 2,000 hStream IDs weekly to nurses as they join Nursegrid. We believe our expanding e-commerce capabilities have potential to be a future growth driver for the Company.

Both Nursegrid and myClinicalExchange represent our commitment to supporting the lifelong development of individual professionals and students, respectively. We call these our "Career Networks", and we believe they add an important long-term component in our ecosystem as we directly support individuals in their career journeys. In those two Career Networks alone, over 400,000 hStream IDs have been created with more being added at a rapid pace of approximately 6,000 per week.

A third Career Network was added in December of 2025 with HealthStream's acquisition of MissionCare Collective, which has the largest caregiver network in the U.S. Its primary offering is myCNAjobs.com, a site that helps recruit and retain home health aides, home care providers, and Certified Nurse Assistants (CNAs) and is currently used by millions of people. U.S. demographics underscore the growing demand for caregivers for older adults, yet the 18,000+ home care organizations that serve this need report that staffing is currently their single greatest challenge. We believe the addition of this third Career Network further strengthens the overall value of our ecosystem.

In the fourth quarter of 2025, we also acquired Virsys12, a healthcare technology company that offers payers and health plans an innovative provider data management suite for onboarding, credentialing, and network management. This addition greatly enhances our position in the payer and health plan market that we initially entered less than two years ago. Earlier this year, we announced that our enterprise Virsys12 solution was recently named a "Leader" in the prestigious IDS MarketScape report, their highest tier for vendors.

In closing, I want to point out that as AI reshapes how work is performed across industries, we believe that HealthStream is well into the innovation curve—both in product development for our customers and in the enhancement of our internal workflows. We are sitting at the intersection of a growing healthcare workforce and the trusted systems and data required to help that workforce perform. Unlike many industries where headlines are declaring that AI will likely compress the number of human "seats," healthcare continues to add staff at a pace unmatched in the broader economy, and we expect demand for nurses and other clinicians to remain strong, as the Bureau of Labor Statistics (BLS) has projected. Approximately one quarter of all new jobs in the U.S. economy over the next decade will be in healthcare, according to *BLS*.

Moreover, in an increasingly AI-enabled environment, we believe that the importance of secure, reliable "systems of record" for our healthcare organization customers will increase. Throughout HealthStream Learning and Credentialing, customers often view us as their "single source of truth." In other words, HealthStream is the original source for critical, structured workforce data that healthcare organizations depend on to effectively make their workflows and insights safe, accurate, and actionable. This trusted foundation contributes to our customers' confidence as they manage their clinical workforce.

At HealthStream, we are grateful to our customers who trust us as their partner and rely on our solutions every day to support their people and their mission. We also thank you, as fellow investors in HealthStream, for your investment in the Company. If you are a long-term investor, we greatly appreciate your consistency through the years; if you are a more recent investor, welcome to the Company and thank you for your support. We remain focused on building enduring value for all of our shareholders and expanding our impact across healthcare.

Sincerely,

Robert A. Frist, Jr.

Robert A. Frist, Jr.
Chief Executive Officer and Chairman of the Board

Directors

Robert A. Frist, Jr.
*Chief Executive Officer and Chairman
of the Board of Directors*
    HealthStream, Inc.

Jeffrey L. McLaren
Chief Executive Officer
    Medaxion, Inc.

Thompson S. Dent
Chairman and Chief Executive Officer
    Urgent Team
Executive Chairman
    Re:Cognition Health

Linda E. Rebrovick
President
    Impact Corporate Consulting

Frank E. Gordon
Managing Partner
    Crofton Capital

Deborah Taylor Tate, J.D.
Former Commissioner
    Federal Communications Commission
Director Emerita
    Tennessee Supreme Court / Administrative
    Office of the Courts

Terry Allison Rappuhn
Former Board Chair
    Quorum Health Corporation

A. Alex Jahangir, M.D.
*Associate Chief Medical Officer & Senior Vice President,
Physician Network Development*
    Vanderbilt University Medical Center

Charles E. Beard, Jr.
Former Chief Operating Officer
    Guidehouse, Inc.

Executive Officers

Robert A. Frist, Jr.
*Chief Executive Officer and Chairman
    of the Board of Directors*

Scott A. Roberts
Chief Financial Officer and Senior Vice President

Michael M. Collier
*Executive Vice President,
    Corporate Strategy, Development,
    and Operations*

Jeffrey D. Cunningham
Chief Technology Officer and Senior Vice President

Trisha L. Coady
*Executive Vice President,
    Workforce Development Solutions*

Scott McQuigg
*Senior Vice President,
    Digital and Network Development*

Kevin P. O'Hara
*Executive Vice President,
    Workforce Platform and Applications*

Jennifer H. LoPresto
Senior Vice President, Sales



Corporate Data

Annual Meeting
The annual meeting of shareholders will be held on May 28, 2026, at 2:00 p.m. (CT) in a virtual meeting format only, via live webcast.

Independent Auditors
Ernst & Young LLP
Nashville, Tennessee

Transfer Agent
Computershare Investor Services
Computershare
P.O. Box 43101
Providence, RI 02940-5067
(800) 962-4284
Investor Centre™ portal: www.computershare.com/investor

Legal Counsel
Bass, Berry & Sims PLC
Nashville, Tennessee

Corporate Headquarters
HealthStream, Inc.
500 11th Avenue North, Suite 850
Nashville, Tennessee 37203

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is being mailed with this letter. Additional copies of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available without exhibits, free of charge, to its shareholders. Requests should be addressed to Mollie Condra, Investor Relations Department, HealthStream, Inc., 500 11th Avenue North, Suite 850, Nashville, Tennessee 37203.

Cautionary Note Regarding Forward-looking Statements
This report contains forward-looking statements (all statement other than those made solely with respect to historical fact) within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. See the Company's Annual Report on Form 10-K made available with this letter for more detailed disclosure regarding forward-looking statements and associated risks and uncertainties.

Corporate Stock
HealthStream, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol HSTM. The following table shows the quarterly range of high and low closing sales prices of the common stock from 2023.

	High	Low
2023		
First Quarter	$ 27.10	$ 23.45
Second Quarter	$ 27.47	$ 22.81
Third Quarter	$ 24.52	$ 20.53
Fourth Quarter	$ 27.29	$ 21.84
2024		
First Quarter	$ 27.62	$ 25.57
Second Quarter	$ 28.13	$ 23.99
Third Quarter	$ 30.84	$ 27.19
Fourth Quarter	$ 33.16	$ 28.11
2025		
First Quarter	$ 33.99	$ 30.95
Second Quarter	$ 34.07	$ 26.60
Third Quarter	$ 29.30	$ 25.65
Fourth Quarter	$ 27.52	$ 23.07

As of February 13, 2026, HealthStream, Inc. had approximately 24,458 shareholders, including 1,181 shareholders of record and 23,277 persons or entities holding common stock in nominee name.

On February 20, 2023, we announced that our board of directors approved a quarterly dividend policy. Under this dividend policy, the board of directors declared, and the Company paid, quarterly cash dividends on our common stock at the rate of $0.025 per share, $0.028 per share, and $0.031 per share during the fiscal years ended December 31, 2023, December 31, 2024, and December 31, 2025, respectively. In addition, our board of directors declared a quarterly dividend under this dividend policy in the amount of $0.035 per share, which was paid on March 20, 2026, to holders of record of all of the issued and outstanding shares of common stock as of the close of business as of March 9, 2026, representing an increase of 13% over the previous quarter's dividend payment. The dividend policy and the declaration and payment of each quarterly cash dividend will be subject to our board's continuing determination that the policy and the declaration of dividends thereunder are in the best interests of our shareholders and are in compliance with applicable law and our credit agreement.

HealthStream™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 000-27701

HEALTHSTREAM, INC.
(Exact name of registrant as specified in its charter)

Tennessee	**62-1443555**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
500 11th Avenue North, Suite 850	**37203**
Nashville, Tennessee	*(Zip Code)*
(Address of principal executive offices)	

(615) 301-3100
(Registrant's telephone number, including area code)
Securities Registered Pursuant To Section 12(b) Of The Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (Par Value $0.00)	HSTM	Nasdaq Global Select Market

Securities Registered Pursuant To Section 12(g) Of The Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock issued and outstanding and held by non-affiliates of the Registrant, based upon the closing sales price for the Common Stock on the Nasdaq Global Select Market on June 30, 2025 was $654.7 million. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

As of February 20, 2026, there were 29,356,350 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III hereof.

HEALTHSTREAM, INC.

TABLE OF CONTENTS
ANNUAL REPORT ON FORM 10-K

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes," "could," "may," "will," "should," "plans," "potential," "predicts," "projects," "would," and "continue," and similar language or the negative of such terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the forward-looking statements included herein. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section Risk Factors in Item 1A of this Annual Report on Form 10-K and elsewhere in this document. In addition, factors that we are not currently aware of, or that we currently deem immaterial, could harm our future operating results. You should carefully review the risks described in other documents HealthStream files from time to time with the Securities and Exchange Commission (the "SEC"). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. HealthStream undertakes no obligation to publicly release any revisions to the forward-looking statements to reflect future events or circumstances after the date of this document.

Item 1. *Business*

OVERVIEW AND HISTORY

HealthStream's focus is and has always been on improving the quality of healthcare through the development and support of the dedicated individuals who deliver care. Like healthcare itself, our mission remains constant, but how we accomplish that mission continues to evolve and improve over time. Originally, we pioneered the use of online learning to hospitals, which began with courses specifically tailored to educate healthcare professionals and meet hospitals' required regulatory needs, and we remain a leading innovator in those areas today. Since our inception, the scope of HealthStream's Software-as-a-Service (SaaS) solutions has expanded well beyond our governance, risk, and compliance (GRC) offerings to include a diverse ecosystem of applications that optimize and support the healthcare workforce and the students preparing to enter that workforce. Today, we are characterized by our single platform strategy, which is designed to create interoperability among the various applications in our ecosystem through our proprietary hStream technology platform. Increasingly, our hStream technology platform extends artificial intelligence (AI) capabilities to the applications it powers and serves as the system of record on which healthcare workforce AI relies. We believe that our single platform strategy, as represented by hStream, is the best way to realize our mission of improving the quality of care by developing the people who deliver care, and the best way to create value for our shareholders in the process.

For healthcare organizations—our primary customers—HealthStream's solutions help to effectively onboard, retain, engage, educate, manage, and develop workforce talent; meet rigorous GRC requirements; optimize staff scheduling and capacity management; and automate the management of medical staff credentialing, privileging, and enrollment.

For healthcare professionals and students—our primary end users—HealthStream's solutions help them to professionally develop their knowledge and skills, manage and fulfill their required continuing education and certifications, manage their schedules, including swapping and filling shifts, engage with peers, provide personalized competency development, and optimize their career pathways. Additionally, our emerging Career Networks provide value directly to healthcare professionals and students, enabling them to evolve their professional identity, skills, portfolio, and career over time.

For both healthcare organizations and healthcare professionals and students, HealthStream's solutions are generally accessed through SaaS application suites that are increasingly enhanced through our hStream technology platform, including through the functionality it offers and the data it originates and enriches. Our learning, credentialing, and scheduling application suites are designed to help solve the most critical problems facing the healthcare workforce today. This is achieved through a combination of established and cutting-edge technologies, such as initiative and workflow management capabilities; proprietary taxonomy engines; dynamic engagement models; AI and machine learning (ML) driven clinical assessments; physical-based simulations; healthcare-specific benchmarks; and automated license monitoring and validation.

HealthStream's success in offering one of the largest, most diverse ecosystem of workforce solutions in healthcare has made it a thought leader and barometer of innovation for the industry. From its roots in originating online learning for healthcare organizations to the Company's more recent release of "Competency Suite" the first AI/ML-driven clinical competency development system, HealthStream continues to believe that the key to quality patient care lies in the people who deliver care. To that end, we are solely dedicated to providing solutions for the healthcare workforce and for those about to enter it.

The Company was incorporated in 1990. It began providing its SaaS-based workforce solutions in 1999, its provider solutions in 2012, and launched the hStream technology platform in 2018. Since January 2023, the Company's operations have been streamlined around a consolidated, enterprise approach, and since January 1, 2023, the Company has had a single reportable segment and presents financial information on a single segment basis. HealthStream is headquartered in Nashville, Tennessee and had 1,139 full-time and 21 part-time employees as of December 31, 2025.

INDUSTRY BACKGROUND

According to the Centers for Medicare & Medicaid Services (CMS), spending in the healthcare industry reached over $5.3 trillion in 2024, or 18.0% of the U.S. gross domestic product. The growth in 2024 was an increase of 7.2% over the prior year and reflected growth in non-price factors, such as increased use and intensity of healthcare goods and services, influencing strong growth in both Medicare and private health insurance spending. Hospital care expenditures reached over $1.6 trillion in 2024 accounting for over 30% of the $5.3 trillion healthcare industry. Hospital care expenditures increased 3.4% over 2023, driven by strong growth in spending for hospital care by all major payors and the factors discussed above. According to the Bureau of Labor Statistics, as of January 2025, approximately 23 million professionals are employed in the healthcare and social assistance sector of the domestic economy, with approximately 5.8 million employed in acute-care hospitals and, according to CMS, approximately 6.9 million employed in other healthcare organizations throughout the continuum of care, the primary target markets for our products. Organizations in the continuum of care employ approximately 3.2 million employees in post-acute care facilities and over 0.9 million employees in health and human services facilities. Despite the number of individuals currently employed in healthcare, leaders in the industry routinely cite recruitment and retention of the clinical workforce among the more pressing concerns facing healthcare today, as a shortage of staffing for qualified and competent caregivers continues to create both fiscal and quality challenges for the organizations who provide care.

All of the approximately 5.8 million hospital-based healthcare professionals that work in the nation's approximately 6,100 inpatient hospitals that are registered with Medicare are required by federal and state mandates and accrediting bodies to complete training in a number of areas. This training includes safety training mandated by both the Occupational Safety and Health Administration (OSHA) and The Joint Commission (an independent, not-for-profit organization that accredits and certifies healthcare organizations and programs in the United States), as well as training on patient information confidentiality required under the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

In hospitals, staffing issues and personnel shortages have contributed to the need for more effective and efficient workflows, including scheduling and capacity management as well as credentialing and privileging. Staffing shortages have also increased the need for facility-based workforce development as well as additional assessment and competency-based training. The ongoing nursing shortage, for example, is resulting in skill gaps and rising costs. The National Center for Health Workforce Analysis (2025) projects a 3% shortage of RNs nationwide and an 11% shortage in nonmetro areas in 2038. The demand for full-time LPNs is projected to grow faster than supply between 2023 and 2038, resulting in a 30% shortage. We believe that offering training and education and other engagement solutions for hospital personnel is increasingly being utilized as a retention and recruitment incentive. We also believe that offering training to nursing schools and nursing students can help address personnel shortages and lead to more efficient and effective transition from school to employment.

Many healthcare professionals use continuing education to keep abreast of clinical and other industry developments as well as to meet licensing and certification requirements. Continuing education is required for nurses, emergency medical services personnel, first responder personnel, radiologic personnel, and physicians, among many other healthcare professionals. Pharmaceutical and medical device companies must also provide their medical industry sales representatives with training mandated for the healthcare industry and training for new products. Such companies also provide support and content for education and training of audiences that use their products in healthcare organizations.

The healthcare education and training industry is highly fragmented, varies significantly in delivery methods (i.e., online products, live events, written materials, and technology-enabled manikins for simulation-based training), and is composed of a wide variety of entities competing for customers. The sheer volume of healthcare information available to satisfy continuing education needs, rapid advances in medical developments, and the time constraints that healthcare professionals face can make it difficult to quickly and efficiently access the continuing education content most relevant to an individual's practice or profession. Historically, healthcare professionals have received continuing education and training through offline publications, such as medical journals or by attending conferences and seminars. Other healthcare workers and pharmaceutical and medical device manufacturers' sales and internal regulatory personnel usually fulfill their training requirements using external vendors or internal training departments. While these approaches satisfy the ongoing education and training requirements, they are typically costly and inconvenient. In addition, live courses are often limited in the breadth of offerings and do not provide an automated method for tracking training completion. The effectiveness of these traditional methods, both from a business and compliance standpoint, is difficult to track and measure.

Provider data management has become more complex and arduous for healthcare organizations. Credentialing and privileging is now a continuous, evidence-driven analysis of professional competency and provider performance that requires automatic monitoring of licenses, sanctions, and exclusions, as well as a broad scope of review at initial credentialing and re-credentialing. In addition, provider enrollment processes have compounded in difficulty. For example, a single provider may need to enroll annually with some 30 to 40 payers, with each payer application often taking two to four hours to complete.

Healthcare organizations continue to operate under ongoing pressure to reduce costs as a result of actual and potential reductions in reimbursement rates and increased focus on cost containment consistent with participation of patients in managed care programs, among other factors. In addition, many care settings, including hospitals, surgery centers, telehealth companies, outpatient centers, and skilled nursing facilities, have experienced and may continue to experience rising operating costs and increased pressure to measure and report on the outcomes of the dollars spent on training. Our products and services are designed to meet these needs by reducing healthcare organizations' costs of training while improving learning outcomes, enhancing reporting capabilities, and supporting customers' business objectives.

HEALTHSTREAM'S SOLUTIONS

HealthStream's clinical workforce products, services, and operations are organized and managed under our One HealthStream approach. Through this One HealthStream approach, we collectively help healthcare organizations meet their ongoing learning, clinical development, credentialing, and scheduling needs. HealthStream's solutions are provided to a wide range of customers within the healthcare industry. Increasingly, HealthStream's solutions are powered by our hStream technology platform and the identity management functionality that is at the core of the platform, which is referred to as the hStream ID. The hStream ID facilitates interoperability by allowing an individual's data to travel with them across applications and throughout their career. The hStream ID is beginning to allow HealthStream to design solutions that are specifically tailored to help the individuals who provide care do their job more efficiently and effectively and with a greater sense of engagement and satisfaction.

Our underlying solutions are comprised primarily of SaaS, subscription-based applications that are used by healthcare organizations to meet a broad range of their workforce development needs around learning, clinical development, credentialing, and scheduling. Nursing schools, nursing students, and other individual healthcare professionals are beginning to utilize our training and education solutions through our direct-to-student and professional career networks. Our numerous content libraries allow customers to subscribe to a wide array of courseware, which includes content from leading healthcare and nursing associations, medical and healthcare publishers, and other ecosystem partners. Our scheduling solutions provide customers with real-time visibility into clinical staff scheduling that enables them to optimize their workforce, reduce costs, and improve care. Our SaaS-based credentialing, privileging, and enrollment solution, CredentialStream, delivers an intuitive, modern user experience, evidence-based content, and curated data, all which provides healthcare organizations with tools to support the provider lifecycle management from recruiting, application submission, verification of licensure and other credentials, privileging, appointments by credentialing committees, enrollment, network, management, onboarding, and performance evaluations of providers.

Pricing for hStream and HealthStream's products is primarily subscription-based, with fees based on the number of subscriptions, solutions provided, and other factors. We offer implementation, training, and account management services to facilitate adoption of our subscription-based solutions. Fees for implementation services are based on the time and efforts of the personnel involved. Training fees vary based on the size, scope, and complexity of the project. Our platform and subscription-based solutions are hosted on a combination of private-cloud infrastructure and public-cloud infrastructure, leveraging Amazon Web Services and Azure, which allows authorized personnel access to our services through the Internet, thereby eliminating the need for onsite local implementations of installed workforce development products. HealthStream also sells a growing number of products directly to individuals in the healthcare industry and these products are primarily based on per-unit retail price.

Other Applications on our Platform — HealthStream offers an array of other applications on our platform, each serving a unique function for healthcare customers. Each application on our platform has its own value. Examples of individual applications that are offered on our platform include applications for performance appraisal, competency management, disclosure management, clinical competency, assessment, development, simulation-based education, clinical rotation and onboarding management, quality management, and industry training.

BUSINESS ACQUISITIONS

As part of our overall growth strategy, we evaluate opportunities for mergers and acquisitions, and since 2023, we have completed four acquisitions. In October and November 2024, we acquired substantially all of the assets of Total Clinical Placement System ("TCPS") and The Clinical Hub, Inc. ("The Clinical Hub"), respectively. In October and December 2025, we acquired all of the outstanding equity of Virsys12, LLC ("Virsys12") and MissionCare Collective LLC ("MissionCare"), respectively. For additional information regarding acquisitions, please see Note 8 to the Consolidated Financial Statements included elsewhere in this report.

CUSTOMERS

We provide our solutions to customers across a broad range of individuals and entities within the healthcare industry, including private, not-for-profit, and government entities, as well as pharmaceutical and medical device companies and nursing schools and their students. We derive a substantial portion of our revenues from a relatively small number of customers that are healthcare providers. However, during the year ended December 31, 2025, no single customer accounted for 10 percent or more of our annual revenue.

SALES AND MARKETING

We market our products and services primarily through our direct sales teams, who are located throughout the United States and who reach out to a wide range of healthcare organizations throughout the full continuum of care. HealthStream has also expanded its e-commerce sales capabilities, building on its existing sales channels and establishing new online sales channels. This has enabled the Company to begin extending beyond its traditional business-to-business sales model to also include functionality to support sales made directly to healthcare professionals and students, including those direct sales that can be made by the buyer.

We conduct a variety of marketing programs to promote our products and services, including via our hStream content marketplace, user groups, trade shows, social media, Internet promotion and demonstrations, digital marketing campaigns, public relations, distribution of product-specific literature, direct mail, advertising, and in partnership with third parties. We have marketing teams that are responsible for these initiatives and for working with and supporting our product management and sales teams.

OPERATIONS AND TECHNOLOGY

We believe our ability to establish and maintain long-term customer relationships, obtain recurring sales, and develop and maintain new and existing products are dependent on the strength of our operations, customer service, product development and maintenance, training, and other support teams. Our operations teams are primarily associated with technical support, customer implementation and training, product management, software development and quality assurance, and other functions.

Our services are designed to be reliable, secure, and scalable. Our software is a combination of proprietary and commercially available software and operating systems. We designed the applications that provide our services to allow each component to be independently scaled by adding commercially available hardware and a combination of commercially available and proprietary software components.

Our software applications, servers, and network infrastructure that deliver our services are hosted by a combination of third-party data center providers and cloud-based infrastructure. We maintain redundant disaster recovery data centers that are located in geographically separate locations. Our technology equipment is maintained in secure, limited access environments, supported by redundant power, environmental conditioning, and network connectivity.

For information on our cybersecurity risk management, strategy, and governance, see Item 1C. *Cybersecurity*.

COMPETITION

A number of companies offer competitive learning, scheduling, and credentialing solutions, some of which are focused on multiple industries and some of which are focused on the healthcare industry. We compete with companies such as Cornerstone OnDemand, Ultimate Kronos Group, Degreed, Oracle, SAP, Infor, Qgenda, Indeed, and Workday, which provide their services to multiple industries, including healthcare. We also compete with companies that are dedicated to, or have operating units focused on healthcare, such as Relias Learning, RLDatix, Symplr, Verisys, MD-Staff, AMN Healthcare, as well as with an array of smaller companies.

We believe our hStream technology platform, and the interoperability it enables, provides us a competitive advantage by facilitating education, training, assessment, engagement, scheduling, credentialing, privileging, validation, and development for healthcare professionals through a wide assortment of content, functionality, and applications. We also believe that our hStream platform technology is accelerating the scope and quality of our products, has the capability to connect medical staff credentialing with provider enrollment, and provide innovative predictive analytics, all of which we believe provide us with a competitive advantage. We believe that the principal competitive factors affecting the marketing of our solutions to the healthcare industry include:

- our hStream technology platform, which combines SaaS-based capabilities and certain Platform-as-a-Service (PaaS) capabilities to help capture, track, manage, and report on activities, such as learning, performance, scheduling, credentialing, and privileging across various modalities, provides interoperability with external systems such as HRIS and other systems utilized by our customers;

- scope and variety of technology solutions available, including, without limitation, learning and education, clinical, GRC, resuscitation, revenue cycle, talent management, scheduling, credentialing, and privileging solutions;

- our 35+ years of singular focus on the healthcare industry and our deep healthcare expertise;

- our ability to serve as the system of record for various healthcare workforce data;

- scope and quality of professional services offered, including implementation, benchmarking, and training;

- competitive pricing, which supports a return on investment to customers;

- customer service and support;

- mobility, security, uniqueness, and value of underlying data sets and embedded content;

- effectiveness of sales and marketing efforts; and

- company reputation.

We believe these factors provide us with the ability to improve the quality of healthcare by developing the people who deliver care in this workforce.

GOVERNMENT REGULATION OF THE INTERNET AND THE HEALTHCARE INDUSTRY

Regulation of the Internet and the Privacy and Security of Personal Information

We are subject to various legal requirements related to the Internet and the privacy and security of personal information, which legal requirements may change rapidly. The following are areas of law in this regard that are significant to our business:

- *Privacy and Security Laws.* Federal, state, and foreign privacy and security laws and regulations governing the collection, use, retention, deletion, security, disclosure, and other processing of personal information limit our ability to collect information or use and disclose the information in our databases or that we derive from other sources to generate revenues. These laws and regulations are rapidly evolving and could have an adverse effect on our operations. For example, various states have passed privacy laws that restrict the use and disclosure of personal information, some of which were recently enacted and will be implemented over the course of 2026. Additional states are considering similar legislation, and privacy laws have been proposed at the federal level as well. We have expanded our business in recent years into new markets and jurisdictions (including foreign jurisdictions), which may subject our business to additional privacy and data protections laws and regulations, such as the Family Educational Rights and Privacy Act (FERPA), the Canadian Personal Information Protection and Electronic Documents Act, the New Zealand Privacy Act 2020, the Australia Privacy Act 1988, and the European Union's General Data Protection Regulation. Many of the data privacy requirements in foreign jurisdictions are more stringent than those imposed by the U.S. federal and state governments. The significant differences among various privacy and security laws introduce complexity in our compliance efforts. It may be costly to implement measures (such as certain security requirements, contracting terms, assessments, and registrations with authorities) that are designed to comply with new legal requirements, changes to existing legal requirements, or legal requirements in jurisdictions into which we have recently expanded or are planning to expand. These laws and regulations are subject to uncertainty in how they may be interpreted by government authorities and regulators. We may be audited or subject to an investigation by a federal, state, or foreign regulator regarding our compliance with privacy and security laws and regulations and may incur substantial costs as a result. If a court or other governmental authority determines the Company has failed to comply with such laws and regulations, the Company may become subject to penalties, and the Company's business and reputation could be negatively impacted.

- *Content Regulation and Artificial Intelligence.* Both foreign and domestic governments have adopted and proposed laws and regulations governing content and materials transmitted over the Internet. These include laws relating to obscenity, indecency, libel, and defamation. We could be liable if content we create, store, or deliver is determined to be in violation of these laws and regulations. In addition, various U.S. and foreign jurisdictions have enacted and/or are considering laws and regulations applicable to the use of AI/ML applications and tools, particularly on the use of AI/ML to facilitate healthcare, education, employment, or hiring decisions. Any failure to comply with those laws and regulations may result in the Company being subject to fines, penalties, or negative publicity.

- *Information Security Accountability Regulation.* As a HIPAA business associate of certain of our customers, we are required to report breaches of protected health information to our customers, who must in turn notify affected individuals, the U.S. Department of Health and Human Services (HHS) and/or other governmental agencies, and, in certain situations, the media. In addition, we are subject to various foreign and state laws and regulations that relate to data security, some of which require reporting of security breaches. For example, California law requires notification of security breaches involving personal information and medical information. We may incur costs to comply with these notification requirements that are difficult to estimate.

- *Sales and Use Tax.* We collect sales, use, or other taxes on taxable transactions in states and foreign jurisdictions in which we have employees, have a significant level of sales activity, or otherwise determine that such collection is appropriate. While HealthStream believes that this approach is appropriate, other states or foreign jurisdictions may seek to impose tax collection obligations on companies like us that engage in online commerce. If they do, these obligations could limit the growth of electronic commerce in general and adversely impact our business.

Laws and regulations directly applicable to content regulation, e-commerce, Internet communications, the privacy and security of personal information, and artificial intelligence are becoming more prevalent and/or broader in scope. The dynamic nature of this regulatory environment increases the uncertainty regarding the marketplace impact of such regulation. New or changes to existing laws or regulations may increase our cost of conducting business or otherwise harm our business, financial condition, and operating results.

Regulation of Education, Training, and Other Services for Healthcare Professionals and Students

Occupational Safety and Health Administration. OSHA regulations require certain employers to provide training to certain employees to minimize the risk of injury from various potential workplace hazards. Employers in the healthcare industry may be required to provide training with respect to various topics, including, but not limited to, blood borne pathogens exposure control, laboratory safety, proper use of personal protective equipment, and tuberculosis infection control. OSHA regulations further require employers to keep records of their employees' completion of training with respect to these workplace hazards, as applicable.

The Joint Commission. The Joint Commission accreditation and certification standards require employers in the healthcare industry to provide certain workplace safety and patient interaction training to employees. Training required by The Joint Commission may include programs on infection control, patient bill of rights, medication safety, radiation safety, and incident reporting. Healthcare organizations are required to provide and document training on these topics to receive accreditation from The Joint Commission. In addition, The Joint Commission imposes continuing education requirements on physicians that relate to each physician's specific staff appointments.

HIPAA. HIPAA and its implementing regulations restrict how certain organizations (known as covered entities), including most healthcare providers and health plans, use and disclose protected health information. HIPAA requires these organizations to provide reasonable and appropriate safeguards to protect the privacy, integrity, and confidentiality of protected health information, whether in paper, oral, or electronic form. Covered entities are required to establish, maintain, and provide training with regard to their policies and procedures for protecting the integrity and confidentiality of protected health information and must document training on these topics to support their compliance. Certain HIPAA privacy and security requirements apply to entities (known as business associates) that handle protected health information on behalf of covered entities or other business associates. Covered entities, business associates, and their subcontractors may be directly subject to criminal and civil sanctions for violations of HIPAA privacy and security standards.

FERPA. FERPA and its implementing regulations prohibit institutions of higher learning that receive funds through an applicable program of the U.S. Department of Education, such as nursing schools, from disclosing personally identifiable information from a student's record without the student's consent. Third parties acting on behalf of an educational institution are indirectly subject to FERPA and, as such, may not transfer or otherwise disclose any personally identifiable information from a student's record to another party other than as permitted by FERPA. Institutions and organizations subject to FERPA may be subject to an enforcement action by the U.S. Department of Education, which may include, among other things, financial penalties.

The American Nurses Credentialing Center (ANCC). ANCC, a subsidiary of the American Nurses Association (ANA), provides individuals and organizations throughout the nursing profession with resources intended to assist with achieving practice excellence. ANCC's credentialing programs certify nurses in specialty practice areas; recognize healthcare organizations for promoting safe, positive work environments through the Magnet Recognition Program® and the Pathway to Excellence® Program; and accredit providers of continuing nursing education. ANCC maintains seventeen certification exams to validate nurses' skills, knowledge, and abilities. The ANCC Magnet Recognition Program recognizes healthcare organizations that provide the best in nursing care and professionalism in nursing practice. The program also provides a vehicle for disseminating best practices and strategies among nursing systems. The ANCC Magnet Recognition Program is a highly regarded standard for nursing excellence. The Pathway to Excellence Program recognizes the essential elements of a high standard nursing practice environment. The designation is earned by healthcare organizations that create work environments where nurses can develop professionally. The award substantiates the professional satisfaction of nurses and identifies best places to work.

Continuing Nursing Education (CNE). State nurse practice laws generally authorize boards of nursing to establish CNE requirements for professional nurses to maintain valid licensure, with requirements varying widely by state and typically reported bi-annually. Board certifications also require CNE hours, and failure to obtain requisite CNE could result in non-renewal of licenses or certifications. The American Nurses Credentialing Center (ANCC) Commission on Accreditation accredits organizations to award nursing continuing professional development (NCPD) credit, and ANCC NCPD credit for online activities is accepted by all state boards of nursing in the United States and its territories. Our HealthStream CNE Provider Unit is accredited as a provider of NCPD by ANCC and is also approved by the California Board of Registered Nursing and the Florida Board of Nursing.

Continuing Medical Education (CME). State licensing boards, professional organizations, and employers require physicians to certify that they have accumulated a minimum number of CME hours to maintain their licenses. Generally, each state's medical practice laws authorize the state's board of medicine to establish and track CME requirements. Medical licensing boards in most U.S. states and territories currently have CME requirements, and certain practice specialty boards also require CME. The failure to obtain the requisite amount and type of CME could result in non-renewal of the physician's license to practice medicine and/or membership in a medical or practice specialty society. The American Medical Association (AMA) classifies CME activities as either Category 1, which includes formal CME activities, or Category 2, which includes self-designated credit for informal activities that meet certain requirements. Most boards of medical examiners nationwide that require CME participation specify *AMA PRA Category 1 Credit*. Only institutions and organizations accredited to provide CME can designate an activity for *AMA PRA Category 1 Credit*. The Accreditation Council for Continuing Medical Education (ACCME) is responsible for awarding accreditation status to state medical societies, medical schools, and other institutions and organizations that provide CME activities, typically for a national audience of physicians. State medical societies, operating under the aegis of the ACCME, accredit institutions and organizations that provide CME activities primarily for physicians within the state or bordering states. We are recognized as an accredited provider of CME for physicians by the ACCME.

Centers for Medicare & Medicaid Services (CMS) Quality Efforts. CMS is increasingly focused on arrangements, which generally aim to hold providers accountable for delivering efficient, high quality clinical care in part by tying provider reimbursement to patient outcomes or related measures. Through a number of public reporting programs, demonstration projects, pilot programs, and other initiatives, some voluntary and some mandatory, CMS has implemented value-based care programs for various provider-types, including hospitals, physician offices, nursing homes, home health providers, and dialysis facilities.

Interoperability Initiatives. CMS interoperability programs encourage eligible professionals, eligible hospitals, and critical access hospitals to adopt electronic health record (EHR) technology by imposing payment reductions for failure to demonstrate meaningful use of certified EHR technology. EHR technology can be used to reduce errors, increase the availability of records and data, and provide reminders, alerts, clinical decision support, and e-prescribing/refill automation. Further, healthcare providers and industry participants are subject to a growing number of requirements intended to promote interoperability and the exchange of patient health information. For example, under the 21st Century Cures Act, healthcare providers, health IT developers, and certain other entities are subject to information blocking restrictions. Information blocking is generally defined as engaging in activities that are likely to interfere with the access, exchange, or use of electronic health information, subject to limited exceptions. Violations may result in penalties or other significant disincentives.

Allied Disciplines. Various allied health professionals are required to obtain continuing education to maintain their licenses. For example, emergency medical technician (EMT) personnel may be required to attain a minimum number of continuing education hours per year, all or a portion of which can be fulfilled online. These requirements vary by state and depend on the professional classification of the individual. HealthStream is an organization accredited and/or approved by the Commission on Accreditation for Prehospital Continuing Education (CAPCE) and the Florida Department of Health.

Regulation of Educational Program Sponsorship and Support

There are a variety of laws and regulations that affect the relationships between our medical device and pharmaceutical customers and the users of our products and services, including the sponsorship and support of educational programs. For example, the Physician Payments Sunshine Act (Sunshine Act) requires manufacturers of drugs, biological devices, and medical devices covered by Medicare, Medicaid, or the Children's Health Insurance Program to report annually to CMS payments and other transfers of value given by such manufacturers to physicians, certain other healthcare professionals, and teaching hospitals, including educational programs, with limited exceptions. CMS regulations generally require manufacturers to report the recipient's name, business address, and national provider identifier as well as other information about the payment or transfer of value including the amount, date, form, and nature of what is offered. CMS publishes the information on its Open Payments website. Manufacturers that do not meet the reporting obligations are subject to significant monetary penalties.

Further, the Office of Inspector General (OIG) has issued Compliance Program Guidance for Pharmaceutical Manufacturers and for the Durable Medical Equipment, Prosthetics, Orthotics, and Supply Industry (collectively, the Guidelines). The Guidelines address compliance risks raised by the support of continuing educational activities by pharmaceutical and medical device companies. The Guidelines have affected and may continue to affect the type and extent of commercial support we receive for our continuing education activities. The trade associations for the pharmaceutical and medical device industries (PhRMA and AdvaMed, respectively) have also promulgated their own codes of ethics that further restrict the interactions between industry and health care professionals. In addition, the AMA has established its own code of ethics that provides standards of conduct for physicians, addressing professional-self regulation and including a policy regarding *Gifts to Physicians from Industry*.

Some continuing education organizations issue related standards applicable to our services. For example, we comply with the ACCME's *Standards for Integrity and Independence in Accredited Continuing Education* to ensure that our CME and CNE activities are evidence-based, designed to improve patient care and/or community health, and free from commercial influence. We follow all standards/criteria/guidelines set-forth by ACCME, ANCC, and other continuing education organizations regarding the regulation of educational program sponsorship and support.

The U.S. Food and Drug Administration (FDA) and the Federal Trade Commission (FTC)

Current FDA and FTC rules, enforcement actions, and regulatory policies, and any future regulatory actions, rulemaking, or legislative changes by the FDA or FTC, could have a material adverse effect on our ability to provide existing or future applications or services to our end users or to obtain the necessary corporate sponsorship. The FDA regulates the form, content, and dissemination of labeling and promotional materials for prescription drugs and certain medical devices, and the FTC regulates advertising for over-the-counter drugs and other health-related products under Section 5 of the FTC Act, including online and social media promotion. Generally, regulated companies must limit their advertising and promotional materials to discussions of the FDA-approved indications and must present balanced information about the benefits and risks; failure to do so may subject the advertiser to administrative, civil, or criminal enforcement actions. We believe that banner advertisements, sponsorship links, and any educational programs we may present with our services, even if we lack independent editorial control over it, could subject us to FDA or FTC regulation, including recent FDA rules requiring clear, conspicuous, and neutral presentation of major risk information in direct-to-consumer advertisements. While the FDA and the FTC place the principal burden of compliance on the advertisers, if the FDA or FTC finds that any regulated information presented with our services violates applicable laws or policies, they may take regulatory action against us, the advertiser, or sponsor of that information. Future legislation could further change the regulatory landscape regarding the format and content of promotional information on the Internet.

ENVIRONMENTAL MATTERS

We are subject to a number of federal, state, and local environmental laws, rules, and regulations. In addition, we could be affected by climate change to the extent that climate change results in severe weather conditions or other disruptions impacting the communities in which we have office locations and/or where we have network infrastructure or adversely impacts general economic conditions. Moreover, legal requirements regulating greenhouse gas emissions and energy inputs or otherwise associated with the transition to a lower carbon economy could increase in the future, which could increase our costs associated with compliance and otherwise disrupt and adversely affect our operations.

At the current time, our compliance with environmental legal requirements, including legal requirements relating to climate change, does not have a material effect on our capital expenditures, financial results, or operations, and we did not incur material capital expenditures with respect to environmental matters during the year ended December 31, 2025. However, future environmental-related developments may impact us, including as a result of climate change and/or legal requirements associated with the transition to a lower carbon economy in a manner that we are currently unable to predict.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

To protect our proprietary rights, we rely generally on copyright, trademark, patent, and trade secret laws; confidentiality agreements, contracts, and procedures with employees, consultants and other third parties; contractual provisions in license agreements with consultants, vendors, and customers; and use measures designed to control access to our software, documentation, and other proprietary information. We own federal trademark and service mark registrations for several marks, including, without limitation "HEALTHSTREAM", "HSTREAM", "HEALTHSTREAM LEARNING CENTER", "CREDENTIALSTREAM", "JANE AI", "HEALTHSTREAM EPORTFOLIO", "COMPLYQ", and "MYCLINICALEXCHANGE". We also have obtained registration of the "HEALTHSTREAM" mark in certain other countries. Additionally, we hold a number of patents related to the solutions we provide. Applications for several trademarks and patents are currently pending. However, there can be no assurance that we will be successful in obtaining registration of trademarks and patents for which we have applied.

The content we license to our customers is developed through a combination of license agreements with publishers and authors, assignments and work-for-hire arrangements with third parties, and development by employees. We require publishers, authors, and other third parties to represent and warrant that their content does not infringe on or misappropriate any third-party intellectual property rights and that they have the right to provide their content and have obtained all third-party consents necessary to do so. Our publishers, authors, and other third parties also agree to indemnify us against certain liability we might sustain due to the content they provide.

If a third party asserts a claim that we or our third party partners have infringed its patents or other intellectual property right, we may incur costs to defend against that claim, and we may be required to redesign or discontinue products that we currently offer or enter into royalty or licensing agreements, which may result in negative publicity, harm to our reputation, or an adverse effect on our results of operations. In addition, we license technologies from third parties for incorporation into our services. Licensing agreements with these third parties may not be available on terms acceptable to us, if at all. Additionally, despite the steps we have taken to protect our intellectual property and proprietary rights, our efforts may not be adequate. Third parties may infringe or misappropriate our intellectual property, and such violations of our intellectual property are difficult to detect and police. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products or services. If we are unable to safeguard our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

We hold inbound licenses for certain intellectual property that is used internally, and in some cases, utilized in HealthStream's products or services. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and services, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. We believe our operations and products and services are not materially dependent on any single license or other agreement with any third party.

AVAILABLE INFORMATION

The Company files reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and other reports from time to time. The SEC maintains an Internet site at http://www.sec.gov that contains the reports, proxy, and other filings made by us electronically. Our website address is www.healthstream.com. Please note that our website address is provided as an inactive textual reference only. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports, and other filings made by us with the SEC, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report and is not incorporated by reference herein.

HUMAN CAPITAL RESOURCES

As of December 31, 2025, the Company had 1,139 full-time and 21 part-time employees.

The Company operates under a hybrid work policy that allows employees to work remotely if they so choose and if the scope of their job duties is suitable for remote work. As of December 31, 2025, approximately 43% of employees worked within a commutable distance from the Company's offices, while the remaining 57% did not.

HealthStream's culture is both exemplified and driven by our Constitution, which is a living document and the lens through which we endeavor to view and shape our actions. Our Constitution is comprised of the Company's vision statement, values, and business principles. Upon being hired at HealthStream, each employee completes a course on our Constitution, which we view to be an important step in the engagement, development, and training of our employees. Our Constitution is available on our website on the Investor Relations page. This and other information on our website are not a part of this Annual Report on Form 10-K and are not incorporated by reference herein.

HealthStream is committed to recruiting, maintaining, and growing a diverse, equitable, and inclusive workforce that helps us live our Constitutional values as we strive to achieve positive results for our shareholders, employees, customers, and community. Our policies prohibit discrimination on the basis of age, gender, disability, race, color, ancestry, citizenship, religion, pregnancy, sexual orientation, gender identity or expression, national origin, veteran status, or any other basis prohibited by federal, state, and local law.

The labor market for personnel, including technical personnel, continues to be competitive. For additional information regarding risks related to the current competitive labor market, see Item 1A. Risk Factors — "We operate in a challenging market for talent and may fail to attract and retain qualified personnel, including key management personnel."

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following is a brief summary of the business experience of each of the executive officers of the Company. Executive officers of the Company are elected by the Company's Board of Directors (the "Board of Directors" or, the "Board") and serve at the pleasure of the Board. The following table sets forth certain current information regarding the executive officers of the Company:

Name	Age	Position
Robert A. Frist, Jr.	58	Chief Executive Officer and Chairman of the Board of Directors
Michael M. Collier	50	Executive Vice President, Corporate Strategy, Development, and Operations
Trisha L. Coady	50	Executive Vice President, Workforce Development Solutions
Kevin O'Hara	56	Executive Vice President, Workforce Platform and Applications
Scott A. Roberts	49	Chief Financial Officer and Senior Vice President, Accounting and Finance
Jeffrey D. Cunningham	59	Chief Technology Officer and Senior Vice President
M. Scott McQuigg	58	Senior Vice President, Digital and Network Development
Jennifer H. LoPresto	53	Senior Vice President, Sales

Robert A. Frist, Jr., one of our co-founders, has served as our chief executive officer and chairman of the board of directors since 1990. Mr. Frist is the company's chief operating decision maker. He graduated with a Bachelor of Science in Business with concentrations in Finance, Economics, and Marketing from Trinity University.

Michael M. Collier joined the Company in August 2011 as vice president and general counsel and shortly thereafter began serving as the vice president of business development and general counsel. He was promoted to senior vice president in July 2017 and then again in April 2022 to executive vice president, corporate strategy and development. In February 2025, Mr. Collier was promoted to executive vice president, corporate strategy, development, and operations. From August 2011 through the end of 2022, Mr. Collier also served as the Company's Corporate Secretary. He graduated with both a Bachelor of Arts and Master of Arts in Philosophy and Religion from University of Tennessee-Knoxville and earned a Juris Doctorate (J.D.) from University of California, Berkeley – School of Law.

Trisha L. Coady joined the Company in January 2014 and served as associate vice president and subsequently vice president and general manager of clinical development solutions from June 2015 to November 2018. In November 2018, she was promoted to senior vice president and general manager of clinical solutions. As of February 2025, Ms. Coady was promoted to executive vice president, workforce solutions. She earned a Bachelor of Science in Nursing degree from Université de Moncton.

Kevin O'Hara joined the Company in January 2021 as senior vice president and general manager of platform solutions and was promoted in August 2024 to senior vice president of Platform Solutions and Product Strategy. As of February 2025, Mr. O'Hara was promoted to executive vice president, Enterprise Workforce Platform. Prior to joining the Company, he served as chief product officer for Caresyntax for one year and as chief executive officer for Syus, a predecessor entity, for eight years. He earned a Bachelor of Arts in Public Policy Studies and a J.D. from Vanderbilt University.

Scott A. Roberts joined the Company in January 2002 and served as vice president of accounting and finance beginning in January 2015, following service in multiple positions to which he was promoted. Thereafter, Mr. Roberts was appointed as interim chief financial officer in February 2019 and was appointed as chief financial officer and senior vice president of the Company in September 2019. He earned a Bachelor of Business Administration degree from Middle Tennessee State University.

Jeffrey D. Cunningham joined the Company in July 2017 as senior vice president and chief technology officer. Prior to joining the Company, he founded and served as chief technology officer and chief strategy officer for Informatics Corporation of America for twelve years. He earned a Bachelor of Science in Computer Science from University of North Texas.

M. Scott McQuigg joined the Company in January 2019 as senior vice president of hStream solutions and then served as general manager of scheduling solutions. Mr. McQuigg currently serves as senior vice president of digital & network development. Prior to joining the Company, he co-founded and served as chief executive officer for GoNoodle for thirteen years. Before this role, he co-founded and served as chief executive officer of HealthLeaders.

Jennifer H. LoPresto joined the Company in 2013 and has served in multiple leadership roles within the Company's sales force before being promoted to senior vice president of sales in January 2026. She earned a Bachelor of Science in International Business from Florida Atlantic University.

Item 1A. *Risk Factors*

We believe that the risks and uncertainties described below are the material risks facing the Company as of the date of this Annual Report on Form 10-K. Our business, reputation, financial condition, results of operations, and/or prospects could be materially and adversely affected by the occurrence of any of the following risks and uncertainties. The considerations and risks that follow are organized within relevant headings but may be relevant to other headings as well. Additional risks or uncertainties not presently known to us, or that we currently deem immaterial, also may adversely affect our business, reputation, financial condition, results of operations, and prospects. Therefore, the risk factors below should not be considered a complete list of potential risks we may face. The trading price of our common stock could also decline due to the occurrence of any of the following risks, as well as risks and uncertainties not presently known to us, or that we currently deem immaterial.

Risks Related to Our Business Model

We have been adversely impacted, and may continue to be adversely impacted, by unfavorable conditions and uncertainty in the healthcare industry and the U.S. economy more generally.

Macroeconomic conditions in the U.S. continue to be challenging in certain respects, driven by, among other things, persistent inflationary pressures, ongoing elevated interest rate levels, heightened geopolitical tensions, including as a result of ongoing conflicts abroad, and strained global trade relations. Continued global economic uncertainty, political conditions, and fiscal challenges in the U.S. and abroad, have, among other things, limited our ability to forecast future demand for our products and services, contributed to increased volatility in customer demand, and could constrain future access to capital for ourselves, our suppliers, customers, and partners. While inflationary conditions have decreased in comparison to recent periods, we believe that many of our customers have experienced increased labor, supply chain, capital, and other expenditures associated with recent inflationary pressures.

We sell our products and services to large, mid-sized, and small organizations whose businesses fluctuate based on general economic and business conditions. As such, our operating results are impacted by the level of demand for our solutions by healthcare organizations and the impact of changes in our industry or the economy on us or our clients. For example, we have recently experienced a decrease in demand for certain of our solutions, such as health equity and belonging content, that may be viewed as a more elective type of offering by some of our customers. In addition, a portion of our revenue is attributable to the number of users of our products at our clients, which in turn is influenced by the employment and hiring patterns of our clients and potential clients. To the extent that economic uncertainty or weak economic conditions cause our clients and potential clients to freeze or reduce their headcount or operations, demand for our products may be negatively affected. Moreover, current economic conditions and uncertainty have resulted in and may continue to result in overall reductions in spending by some healthcare providers as well as pressure from some clients and potential clients for extended payment terms. If current economic conditions deteriorate, our clients and potential clients may elect to decrease their budgets for our solutions by deferring or reconsidering purchases or could file for bankruptcy, which has occurred from time to time. Such budget decreases or bankruptcy filings would limit our ability to grow our business and negatively affect our operating results.

Economic, regulatory, policy, or other recent developments that adversely or disproportionately impact the healthcare industry may reduce spending on information technology by healthcare organizations and otherwise adversely affect our customer base and financial results. Healthcare organizations continue to face labor shortages, elevated wage and operating costs, and ongoing downward pressures on and uncertainty regarding reimbursement levels. Furthermore, the margins of many healthcare providers are modest, and potential decreases in reimbursement for healthcare costs – whether due to federal or state budgetary constraints, deficit and spending reduction initiatives, reduction or elimination of programs such as the 340B Drug Pricing Program, reduction of insurance coverage readily available to individuals, or changes to Medicare and/or Medicaid policy – may reduce the overall solvency of our customers or cause further deterioration in their financial or business condition.

In addition, U.S. trade policy remains subject to legal, regulatory, and political uncertainty, which could adversely affect our customers' costs and demand for our solutions. Although the U.S. Supreme Court on February 20, 2026 invalidated certain tariffs previously imposed by the current administration, the administration or Congress may adopt new trade measures, including tariffs, duties, or other import restrictions. Any such actions affecting imported medical equipment, technology components, or other healthcare-related infrastructure could increase costs for healthcare organizations, which may reduce demand for our products and adversely impact our financial results.

Legislation and administrative actions at the federal and state levels may impact the funding for, or the structure of, government health and human services programs, including Medicare and Medicaid, which represent significant payor sources for our customers. For example, the federal budget reconciliation legislation enacted on July 4, 2025, includes significant policy changes that may adversely impact healthcare provider organizations, including changes that are expected to decrease access to health insurance and result in significant cuts to federal healthcare spending, particularly within the Medicaid program. In addition, budget deficits at the federal level and within some state government entities have had, and may continue to have, a negative impact on spending for health and human services programs. We anticipate that budgetary deficits, increasing governmental healthcare expenditures and other factors will continue to place pressure on government healthcare programs. Any actual or potential reductions in government healthcare spending or reduction to readily available health insurance coverage for individuals could result in reduced demand for our products or heightened pricing pressure.

Further, there is ongoing uncertainty regarding the possible impacts of a failure to increase the "debt ceiling" and any possible U.S. governmental default on its debt. Pressures on and uncertainty surrounding the U.S. federal and state annual appropriations, lapses in appropriations, holds on congressionally authorized spending, or interruptions in the distribution of governmental funds, or any shutdown of the federal government, could adversely affect our financial results due to the reliance of many of our customers on payments from third-party healthcare payors, including Medicare, Medicaid, and other government-sponsored programs.

We believe that conditions and uncertainties impacting the healthcare industry and our healthcare customers as described above have adversely affected, and may continue to adversely impact, our business and results of operations, including by lengthening sales cycles, increasing pricing sensitivity, and delaying investment decisions among our customers and potential customers. Moreover, if economic or conditions impacting the healthcare industry or U.S. economy significantly deteriorate, our results of operations, financial position, and/or cash flows could be materially and adversely affected.

We may be unable to effectively execute our business strategy, which could have an adverse effect on our business and competitive position in the industry.

Our business strategy includes increasing our market share and presence through sales to new customers, additional sales to existing customers, introductions of new products and services, participation in our ecosystem, interoperability and integration with our platform, and maintaining strong relationships with our existing customers. Risks that we may encounter in executing our growth strategy include:

- expenses, delays, and difficulties in identifying and developing new products, capabilities, or services and integrating such new products or services into our existing organization;

- inability to leverage or evolve our customer and partner facing technology platform and applications;

- inability to leverage our operational and financial systems and processes sufficiently to support our growth;

- inability to generate sufficient revenue from our products to offset investment costs;

- inability to effectively identify, manage, and benefit from existing and emerging market opportunities;

- inability to maintain our existing customer relationships;

- inability to identify, attract, and retain partners;

- inability to maintain our corporate culture;

- increased competition from new and existing competitors;

- lengthy sales cycles, or customers delaying purchasing decisions or payments due to economic conditions;

- reduced spending by customers within our target markets;

- the loss of a significant customer, including through acquisitions or consolidations;

- a negative change in the financial condition or creditworthiness of our customers;

- failure of the market for our products and services to grow to a sufficient size or at a sufficient rate; and

- inability to hire sufficient number of qualified employees to execute and support the growth of the Company.

If any of these risks are realized, our business, and our competitive position in the industry, could suffer.

In addition, our ability to effectively execute on our One HealthStream strategy is dependent upon various factors, including our ability to achieve anticipated operational efficiencies and to effectively implement the operational changes associated with this strategy without adversely impacting the services we provide. In the event that we are unable to effectively execute on this strategy, our business and financial results may be adversely affected.

The development and use of AI or the failure to adequately or appropriately develop and use AI, including generative AI and agentic AI, may result in reputational harm, liability, and adverse financial results, and could impact our value proposition.

We are investing in AI, including generative AI and agentic AI technologies, in certain aspects of our products, services, and internal operations. AI technology and services are a highly competitive and rapidly evolving market. If we are unable to successfully innovate, compete effectively, or differentiate our AI-enabled offerings relative to competitors, or if competitors or customers deploy AI technologies more rapidly or effectively than we do, our market position could be adversely affected.

AI-powered features may produce inaccurate, biased, or unexpected outputs, and may not perform as anticipated. While we are taking a deliberate and measured approach to the development and deployment of AI-enabled features, we cannot guarantee that these measures will prevent all errors, biases, or undesirable outcomes. If AI-enabled features or tools embedded in our offerings generate flawed or misleading results, or are perceived as doing so, customers may lose confidence in our products, which could negatively impact our brand and expose us to contractual, regulatory, or reputational risk.

As our use of AI technologies grows, we may face increased risks of or susceptibility to cyberattacks or security threats. As AI technologies develop rapidly, threat actors are using these technologies to create new sophisticated attack methods that are increasingly automated, targeted, and coordinated and more difficult to defend against. The use of AI often requires large volumes of data, including customer data or proprietary information, and may involve reliance on third-party models, infrastructure, or data sources. These factors may increase the risk of unauthorized access to, or inadvertent disclosure or misuse of, confidential or proprietary information. Any actual or perceived failure to safeguard data or maintain appropriate controls could result in regulatory scrutiny, litigation, contractual liability, or harm to our reputation.

The legal and regulatory environment relating to AI is evolving and remains uncertain. Although the United States has not adopted a comprehensive federal AI law, the evolving AI regulatory environment may, among other impacts, result in inconsistencies among AI regulations and frameworks across jurisdictions; increase our compliance, governance, and research and development costs; increase our exposure to claims related to our AI models; and increase liability related to the use of AI by our customers or users that are beyond our control. While we believe we are taking a responsible approach to the development and use of AI, there can be no guarantee that current or future AI regulations will not adversely impact us or conflict with our approach to AI, including affecting our ability to make our AI offerings available without costly changes, delaying or halting development of AI offerings, requiring us to change our AI development practices, monetization strategies, and/or indemnity protections, and subjecting us to additional compliance requirements, regulatory action, competitive harm, reputational harm, and/or legal liability.

We may also be required to invest significant resources to develop, acquire, integrate, and maintain AI capabilities, including investments in computing infrastructure, data management, security controls, governance processes, and specialized personnel. Given the rapid and uncertain pace at which AI is evolving, the costs associated with AI-related investments may be difficult to forecast and may have a negative impact on our financial results. Conversely, if we are unable to make adequate investments related to AI or unable to make them in a timely manner, our financial results and competitive position in the market may be adversely impacted. There are also significant risks involved in the development and deploying of AI, and there can be no assurance that AI-related investments will enhance our products or services or be beneficial to our business, including efficiency or profitability. If we are unable to effectively manage the risks associated with investing in the development, use, and integration of AI technologies, our business, results of operations, financial condition, and reputation could be materially adversely affected. Additionally, our ability to develop and efficiently deploy AI/ML depends on access to specific third-party equipment and other physical infrastructure, such as processing hardware and network capacity, where the availability and pricing of such infrastructure is outside of our control, especially in a highly competitive environment.

A deterioration of public health conditions associated with a future pandemic, epidemic, or public health event, or a future catastrophic event, could adversely affect our business and financial results.

We face a wide variety of risks related to the emergence and effects of potential future epidemics, pandemics, outbreaks of infectious disease or other public health crises. Our primary customers are healthcare organizations, which are particularly vulnerable to the health and economic effects of public health conditions. The potential impact of a future public health crisis on our customers could, in turn, adversely impact our business, including in a similar or more extensive manner to how our business was adversely impacted by COVID-19. It is difficult to predict how and when a future public health crisis may evolve, and we may not be able to predict or effectively respond to any such future developments. If a new public health crisis emerges or if public health conditions in the United States significantly deteriorate, our business and financial results could be adversely affected.

Our business could also be adversely impacted by catastrophic events (particularly in areas where we have office locations and/or where we have network infrastructure), such as fires, earthquakes, hurricanes, natural disasters, social or civil unrest, military conflicts (such as the war in the Ukraine or ongoing conflicts and instability in the Middle East), geographic instability, terrorist attacks, or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, and sea level rise).

We may be unable to effectively identify, complete, or integrate the operations of acquisitions, joint ventures, collaborative arrangements, or other strategic investments, which would inhibit our ability to execute upon our growth strategy.

As part of our growth strategy, we actively review possible acquisitions, joint ventures, collaborative arrangements, or strategic investments that complement or enhance our business. For example, in 2025, we completed the acquisitions of Virsys12 and MissionCare. However, we may be unable to source or complete future acquisitions, joint ventures, collaborative arrangements, or other strategic investments on acceptable terms or at all. In addition, if we finance acquisitions, joint ventures, collaborative arrangements, or other strategic initiatives by issuing equity securities, our existing shareholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions, joint ventures, collaborative arrangements, or strategic investments, our performance or prospects may be seriously harmed. Risks that we may encounter in implementing our acquisition, joint venture, collaborative arrangement, or strategic investment strategies include:

• expenses, delays, or difficulties in identifying and integrating acquired companies or joint venture operations, collaborative arrangements, or other strategic investments into our organization and to otherwise realize expected synergies;

• the possibility that we may become responsible for substantial contingent or unanticipated liabilities as the result of an acquisition, joint venture, collaborative arrangement, or other strategic investment;

• inability to retain key personnel associated with acquired companies, joint ventures, collaborative arrangements, or other strategic investments;

• loss of material customers or contracts and other key business relations associated with acquired companies, joint ventures, collaborative arrangements, or other strategic investments;

- diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;

- the incorporation of products associated with acquired companies, joint ventures, collaborative arrangements, or other strategic investments into our product lines;

- the increasing demands on our operational and informational technology systems which may arise from any such acquired companies or joint venture operations, collaborative arrangements, or other strategic investments;

- potentially insufficient internal controls over financial activities or financial reporting at any such acquired company that could impact us on a consolidated basis;

- the financial performance of acquired entities, joint ventures, collaborative arrangements, or other strategic investments may have a negative impact on our financial performance; and

- an inability to generate sufficient revenue, profit, and cash flow from acquisitions, joint ventures, collaborative arrangements, or other strategic investments to offset our investment costs.

Moreover, although we conduct what we believe to be a prudent level of investigation regarding the operating, financial, and information security conditions of acquired companies, joint ventures, collaborative arrangements, or other strategic investments, an unavoidable level of risk remains regarding the operating performance, financial condition and potential liabilities of, and the information and cyber security risks associated with, these businesses, and we may not be able to fully assess these risks until a transaction has been completed.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually, or to intangible assets, which are assessed for impairment upon certain triggering events. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our operating results.

We are subject to risks associated with our equity investments, including partial or complete loss of invested capital, and significant changes in the fair value of these investments could adversely impact our financial results.

We have invested in, and may continue to invest in, early-to-late stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on our equity investments. Many such companies generate net losses and the market for their products, services, or technologies may be slow to develop or never materialize.

Further, valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data. We may experience additional volatility to our financial results due to changes in market prices of our marketable equity investments, the valuation and timing of observable price changes or impairments of our non-marketable equity investments, including impairments to such investments as a result of challenging conditions or other developments, and changes in the proportionate share of earnings and losses or impairment of our equity investments accounted for under the equity method. This volatility could be material to our results in any particular period.

Our financial performance may be difficult to predict as the result of lengthy and widely varying sales cycles and other factors.

The period from our initial contact with a potential customer and such customer's first purchase of our solutions typically ranges from three to nine months, and in some cases may be significantly longer. Sales of additional solutions to existing customers may also experience sales cycles ranging from three to nine months, or longer. The range in the sales cycle can be impacted by multiple factors, including customer size, funding uncertainty, an increasing trend towards more formal request for proposal processes and more competition within our industry, increased customer-driven security assessments, as well as formal budget timelines which impact timing of purchases by target customers. New products, including those that may compete with or replace our former product offerings, tend to have a longer and more unpredictable revenue ramp period because of varying customer adoption rates. As a result of these factors, our ability to accurately predict the timing and type of initial sales may be limited. Moreover, while the revenue we receive from particular products and services in our subscription business may be predictable during the term of the applicable contract, the performance of our subscription business may become more subject to fluctuations between quarterly periods as our solution offerings are increasingly diversified and become more sophisticated. Certain professional services contracts are subject to the customers' involvement in the provision of the product or service. The timing and magnitude of these product and service contracts may vary widely from quarter to quarter and year to year, and thus may affect our ability to accurately forecast our financial performance. In addition, some products can require significant implementation lead times and resources and may require a higher level of change management efforts from our clients, which may also limit our ability to accurately predict our financial performance. Additionally, our ability to accurately predict our financial performance may be further limited as we expand our revenue generating model such that third parties may pay network connection fees based on sales they make.

We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, technical, marketing, or other resources.

Many of our competitors and potential competitors have longer operating histories and significantly greater financial, technical, marketing, or other resources than we do. We encounter direct competition from both large and small companies focused on providing solutions that compete with those we offer. Given the profile and growth of the healthcare industry and the ongoing need for training, simulation, scheduling, credentialing, and other information products and services, it is likely that additional competitors will continue to emerge. Additionally, mergers of or other strategic transactions by our competitors could weaken our competitive position. Moreover, our lack of market diversification resulting from our concentration on the healthcare industry may make us susceptible to losing market share to our competitors who also offer solutions, and in some cases a more robust suite of solutions, to a cross-section of industries. These companies may be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or customer requirements. Further, most of our customer agreements are for terms ranging from one to five years, with no obligation to renew. The terms of these agreements may enable customers to more easily shift to one of our competitors following the expiration of the agreement.

Additionally, given the evolving nature of technology, our technology enabled offerings may be disrupted by innovative or emerging technologies, such as AI/ML, blockchain, Web3, or quantum computing technologies, and such disruption could adversely impact our ability to compete.

Additional information regarding the risks associated our use of AI, including regulatory, operational, and reputational risks, is included in Section 1A – Risk Factor "The development and use of AI or the failure to adequately or appropriately develop and use AI, including generative AI and agentic AI, may result in reputational harm, liability, and adverse financial results, and could impact our value proposition."

Expanding our business model such that third parties may pay network connection fees in exchange for the ability to deliver their products through our technology platform and have them featured as part of our ecosystem may result in unpredictability and/or harm to the operational and financial performance of our business.

The Company has expanded its business model by offering third parties the ability to utilize their sales teams to market and sell their third-party products and have such products delivered through the Company's technology platform, provided such third parties pay a network connectivity fee when such products are sold to customers in our network. Given that these third parties are responsible for their products and the marketing and selling thereof, the Company may not always be able to ensure the operational, financial, or security-related performance or impact of products controlled by a third party, as has occurred to a limited extent from time to time. While we have contractual protections with third parties regarding their products, including but not limited to service levels, information security, confidentiality, data rights, and indemnification against certain breaches, these may not be sufficient to ensure the predictability or performance of such products, or potential negative impacts related thereto.

The failure to maintain and strengthen our relationships with ecosystem partners or significant changes in the terms of the agreements we have with ecosystem partners may have an adverse impact on our ability to successfully market, sell, and deliver certain product and service offerings.

We have entered into contracts with ecosystem partners, including content, application, infrastructure, technology, and retail channel vendors. Our ability to increase the sales of our products and services depends in part upon maintaining and strengthening relationships with these current and future ecosystem partners. Certain ecosystem partners may offer multiple products and services, including, in some instances, products or services which may compete with other products and services we offer. Moreover, under contracts with some of our ecosystem partners, we may be bound by provisions that restrict our ability to market and sell our products and services to certain potential customers. The success of these contractual arrangements will depend in part upon the ecosystem partners' own competitive, marketing, and strategic considerations, including the relative advantages for such ecosystem partners in using alternative products being developed and marketed by them or our competitors, rather than our products and services.

Moreover, most of our agreements with ecosystem partners are for initial terms of three or more years. These partners may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. If our partners terminate or fail to renew their agreements with us on as favorable terms, such as through a reduction in our revenue share arrangement, it could result in a reduction in the number of solutions we are able to distribute, declines in the number of subscribers to our platform, and decreased revenues. Some of our agreements with our ecosystem partners are non-exclusive, and our competitors offer, or could offer, solutions that are similar to or the same as those we offer. If our current partners offer or otherwise make available their products and services to users or our competitors on more favorable terms than those offered to us or increase our license fees, our competitive position, revenue, and our profit margins and prospects could be harmed.

We cannot guarantee that we will be able to maintain and strengthen our relationships with ecosystem partners, that we will be successful in effectively integrating or enhancing such partners' products and technology, including without limitation through our single platform strategy, with, into, or through our own, or that such relationships will be successful in generating additional revenue. If any of these ecosystem partners have negative experiences with our products and services, or seek to amend or terminate the financial or other terms of the contracts or arrangements we have with them, we may need to increase our organizational focus on the types of services and solutions they sell and alter our development, integration, and/or distribution strategies, which may divert our planned efforts and resources from other projects.

We could also be subject to claims and liability or related expenses as a result of the activities, products, or services of these ecosystem partners and/or our actual or alleged acts or omissions with regard to these ecosystem partners, which could adversely impact our business.

We may not be able to develop new products and services or enhancements to our existing products and services, or be able to achieve widespread acceptance of new products, services, or features, or keep pace with technological developments.

Our growth strategy depends in part on our ability to generate revenue growth through sales to new customers as well as increasing sales of additional subscriptions and other products and services to existing customers. Our identification of additional features, content, products, and services may not result in timely development of complementary products. In addition, the success of certain new products and services may be dependent on continued growth in our customer base. Furthermore, we are not able to accurately predict the volume or speed with which existing and new customers may adopt such new products and services. Because healthcare technology continues to evolve and regulatory and industry requirements and standards are subject to change, we may be unable to accurately predict and develop new products, features, content, and other products to address the needs of the healthcare industry. We may not be able to develop such new products, features, content, and other products, in a cost-effective and competitive manner. Further, the new products, services, and enhancements we develop may introduce significant defects into or otherwise negatively impact our technology platform. While all new products and services are subject to testing and quality control, all software and software-based services are subject to errors and malfunctions. If we release new products, services, and/or enhancements with bugs, defects, or errors or that cause bugs, defects, or errors in existing products, it could result in lost revenues and/or reduced ability to meet contractual obligations and would be detrimental to our business and reputation. If new products, features, or content are not accepted or integrated by new or existing customers, we may not be able to recover the cost of this development, and our financial performance may be adversely affected. Continued growth and maintenance of our customer population is dependent on our ability to continue to provide relevant products and services in a timely manner. The success of our business will depend on our ability to continue providing our products and services as well as enhancing our content, product, and service offerings that address the needs of healthcare organizations in a timely manner.

We may be unable to continue to license our third-party software, on which a portion of our product and service offerings rely, or we may experience errors in this software, which could adversely impact our business.

We use technology components in some of our products that have been licensed from third parties. Future licenses to these technologies may not be available to us on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these licenses could result in delays in the introduction of new products and services or could force us to discontinue offering portions of solutions until equivalent technology, if available, is identified, licensed, and integrated. In addition, customers may choose not to renew their agreements with us or to terminate their agreements early if we lose or are unable to maintain licenses to some of our product components. If our customers terminate or fail to renew their agreements with us on as favorable terms, it could result in a reduction in the number of content and solutions we are able to distribute, declines in the number of subscribers to our offerings, and decreased revenues. The operation of our products would be impaired if errors occur in third party technology or content that we incorporate, and we may incur additional costs to repair or replace the defective technology or content. It may be difficult for us to correct any errors in third party products because the products are not within our control. Accordingly, our revenue could decrease, and our costs could increase in the event of any errors in this technology. Furthermore, we may become subject to legal claims related to licensed technology based on product liability, infringement of intellectual property, or other legal theories. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive and time-consuming and could result in suspension of or interference with certain offerings to our clients and/or adverse publicity that could harm our business.

Financial Risks

A significant portion of our revenue is generated from a relatively small number of customers.

We derive a substantial portion of our revenues from a relatively small number of customers. A termination or material modification of our agreements with any of our significant customers or a failure of these customers to renew their contracts on favorable terms, or at all, could have an adverse effect on our business. However, during the years ended December 31, 2025, 2024, and 2023, no single customer accounted for 10 percent or more of our annual revenue.

A significant portion of our business is subject to renewal. Therefore, renewals have a significant impact on our revenue and operating results.

For the year ended December 31, 2025, approximately 97% of our net revenue was derived from SaaS-based subscriptions and software licensing agreements. Our product and service contracts typically range from one to five years in length, and customers are not obligated to renew their contract with us after their contract term expires; in fact, some customers have elected not to renew their contract, and we believe is heightened as a result of current conditions and instability impacting the healthcare industry. In addition, our customers may renew at a lower price or volume level. Our customers' renewals may decline or fluctuate as a result of a number of factors, including but not limited to, their dissatisfaction with our service, a dissipation or cessation of their need for one or more of our products or services, pricing, or competitive product offerings. If we are unable to renew a substantial portion of the contracts that are up for renewal or maintain our pricing, our results of operations and financial condition could be adversely affected.

Failure to adequately optimize our direct sales infrastructure will impede our growth.

We continue to need to optimize our sales infrastructure in order to grow our customer base and our business. Identifying and recruiting qualified personnel and training them in our sales methodology, our sales systems, and the use of our software requires significant time, expense, and attention. Moreover, the current competitive labor market has increased the challenge of recruiting and retaining qualified sales representatives. It can take significant time before our sales representatives are fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales teams do not generate a corresponding increase in revenues. In particular, if we are unable to hire, develop, and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenues.

We may be unable to accurately predict the timing of revenue recognition from sales activity as it is often dependent on achieving certain events or performance milestones, and this inability could impact our operating results.

Our ability to recognize revenue is dependent upon several factors in order for us to implement customers on our subscription-based platform and applications. If customers do not provide us with the information required to complete implementations in a timely manner, our ability to recognize revenue may be delayed, which could adversely impact our operating results. Moreover, some products can require significant implementation lead times and the rate at which customer orders move from backlog to revenue generation in connection with these products may significantly affect the timing of revenue recognition.

Because we recognize revenue from subscriptions for our products and services over the term of the subscription period, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results.

During the year ended December 31, 2025, we recognized approximately 97% of our revenue from customers over the terms of their subscription or software licensing agreements, which generally have contract terms ranging from one to five years. As a result, much of the revenue we report in each quarter is related to subscription or licensing agreements entered into during previous quarters. Consequently, a decline in new or renewed subscription or licensing agreements in any one quarter will not necessarily be reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure in a timely manner, or at all, to reflect this reduced revenue. Accordingly, the effect of significant downturns in new sales, renewals, and market acceptance of our products and services may not be reflected in our results of operations until future periods. Additionally, our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Moreover, as noted above, we generally have contract terms ranging from one to five years, and the fees payable under a majority of contracts were often determined without reference to any increases in the consumer price index or similar inflation-related metric over the term of such contract, although we commenced implementing such provisions in certain contracts entered into beginning in 2024. As such, particularly for longer term contracts, we have been, and may continue to be, adversely impacted by inflationary pressures given that the fees that we are receiving during the outstanding term of such contracts will not be impacted by general price increases resulting from inflation whereas such inflationary conditions may increase the amount of labor, capital, and other expenditures we incur in connection with the operation of our business.

We may not be able to meet our strategic business objectives unless we obtain additional financing, which may not be available to us on favorable terms or at all.

We may need to raise additional funds for various purposes, including to:

- develop new or enhance existing products, services, and technology;

- respond to competitive pressures;

- finance working capital requirements;

- acquire or invest in complementary businesses, technologies, content, or products; or

- otherwise effectively execute our growth strategy.

At December 31, 2025, we had approximately $57.0 million in cash, cash equivalents, and marketable securities. We also have up to $50.0 million of availability under our revolving credit facility, subject to certain covenants and minimum liquidity requirements, which expires in October 2026.

We cannot be assured that if we need additional financing, it will be available on terms favorable to us or at all. Moreover, elevated interest rate levels and current economic uncertainty have led to disruption and volatility in financial and capital markets and could lead to future disruption and/or volatility. Moreover, if elevated interest rate levels persist, this could increase the costs associated with any future financing activities. If adequate funds are not available or are not available on acceptable terms, our ability to fund expansion, take advantage of available opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders may be reduced.

Goodwill, identifiable intangible assets, long-lived assets, and strategic investments recorded on our balance sheet may be subject to impairment losses that could reduce our reported assets and earnings.

There are inherent uncertainties in the estimates, judgments, and assumptions used in assessing recoverability of goodwill, intangible assets, long-lived assets, and strategic investments. Economic, legal, regulatory, competitive, reputational, contractual, and other factors could result in future declines in the operating results of our business units or market values that do not support the carrying value of goodwill, identifiable intangible assets, long-lived assets, and strategic investments. Moreover, the risk of such declines in operating results and market values, and thus, potential goodwill impairment, may be increased as the result of negative macroeconomic conditions. If the value of our goodwill, intangible assets, long-lived assets, or strategic investments is impaired, accounting principles require us to reduce their carrying value and report an impairment charge, which would reduce our reported assets and earnings for the period in which an impairment is recognized.

We may be affected by public policy developments and other changes and uncertainty in the healthcare industry that impact us and our clients.

Our clients are concentrated in the healthcare industry, which has been and continues to be impacted by healthcare reform effects at the federal and state levels. Many recent changes have been aimed at reducing costs and government spending and decreasing access to health insurance. For example, the federal budget reconciliation legislation enacted on July 4, 2025, known as the One Big Beautiful Bill Act (OBBBA), includes several healthcare policy changes that are expected to decrease access to health insurance.

In addition, the Medicare and Medicaid programs are subject to change, including as a result of legislation and administrative actions. For example, the OBBBA is expected to result in Medicaid spending reductions and changes in administration of state Medicaid programs. Changes in governmental administration, including changes in agency structures and staffing, such as reduction or elimination of personnel and agencies, may also result in changes to established rulemaking conventions and timelines, including for regularly issued reimbursement rules, among other effects.

Further, changes in health care laws and insurance coverage may adversely affect our clients and, in turn, our business. For example, the expiration of the enhanced premium tax credits at the end of 2025 absent further legislative action could reduce insurance coverage, increase the number of uninsured or underinsured individuals, and increase uncompensated care, placing financial pressure on healthcare providers. As a result, our customers may reduce spending, delay, or curtail technology investments, or extend purchasing cycles, which could materially and adversely affect our business, financial condition, and results of operations.

Other recent health reform initiatives and proposals at the federal and state levels include those focused on price transparency and out-of-network charges, such as the No Surprises Act, and those intended to advance value-based payment efforts. At the state level, there has been increasing acceptance of interstate licensure compacts and uniformity in licensure requirements, which may reduce continuing education requirements for some professionals and impact demand for our services. Other industry participants, such as large employer groups and their affiliates, may also introduce financial or delivery system reforms or otherwise intensify competitive pressures. Some of the recent changes in the healthcare industry have driven consolidation, particularly among health insurance providers, which could affect the size of our customer base. Other reforms or industry changes may reduce payments from third-party healthcare payers, including Medicare and Medicaid, to our customers.

There is uncertainty regarding whether, when, and what other public policy initiatives will be adopted through governmental avenues and/or the private sector, the timing and implementation of any such efforts, and the impact of those efforts on providers and other healthcare industry participants. It is difficult to predict the nature and/or success of current and future public policy changes, any of which may have an adverse effect on the operations, business, or financial condition of our clients. If our clients or potential clients are adversely affected by public policy developments, it could reduce the amount of business we receive from such clients, negatively impact our ability to attract new clients, or require us to make changes to our operations or consider price concessions or other less favorable contract terms, which could reduce our revenues and otherwise have an adverse effect on our results of operations.

We may discover weaknesses in our internal controls over financial reporting, which may adversely affect investor confidence in the accuracy and completeness of our financial reports and consequently the market price of our securities.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and requires our independent public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards to be met are complex and may require significant process review, documentation, and testing, as well as remediation efforts for any identified deficiencies. This process of review, documentation, testing, and remediation may result in increased expenses and require significant attention from management and other internal and external resources. These requirements may also extend to acquired entities and our efforts to integrate those operations into our system of internal controls. Any material weaknesses identified during this process may preclude us from asserting the effectiveness of our internal controls. This may negatively affect our stock price if we cannot effectively remediate the issues identified in a timely manner.

Risks Related to Operations

Our operating margins could be affected if our ongoing refinement to pricing models for our products and services is not accepted by our customers and the market.

We continue to make changes in the pricing of our offerings so as to increase revenue and meet the needs of our customers.

We cannot predict whether the current pricing of our offerings or any ongoing refinements we make will be accepted by our existing customer base or by prospective customers. If our customers and potential customers decide not to accept our current or future pricing or offerings, it could have an adverse effect on our business and results of operations. Additionally, ecosystem partners establish the price for some of the products we market and sell, and we do not have control over such price setting or customer acceptance thereof or reaction thereto.

We may be unable to adequately develop our systems, processes, and support in a manner that will enable us to meet the demand for our products and services.

We have provided our online products and services for a significant period of time and continue to expand our ability to provide our solutions on both a subscription and transactional basis over the Internet or otherwise. Our future success will depend on our ability to effectively develop and maintain our infrastructure, including procurement of additional hardware and software, integrate and interoperate with third party systems, and implement the services, including customer support, necessary to meet the demand for our offerings. Our inability from time to time to successfully develop the necessary systems and implement the necessary services on a timely basis may result in our customers experiencing delays, interruptions, and/or errors in their service. Such delays or interruptions may cause customers to become dissatisfied with our service and move to competing providers. If this happens, our reputation, results of operations, and financial condition could be adversely affected.

We operate in a challenging market for talent and may fail to attract and retain qualified personnel, including key management personnel.

Our future performance is substantially dependent on the continued services of our management team and our ability to attract, retain, and motivate them. The loss of the services of any of our officers or senior managers, or the inability to attract additional officers or senior managers as appropriate, could harm our business, as we may not be able to find suitable replacements. Moreover, current competitive labor market conditions may make it more difficult for us to attract and retain key management personnel.

In addition, our future success will depend on our ability to attract, train, motivate, and retain other highly skilled technical, managerial, marketing, sales, and customer support personnel. We continue to face competition for certain personnel, especially for software developers, web designers, user experience and interaction designers, and sales personnel, and we may be unable to successfully attract sufficiently qualified personnel where needed. Additionally, current competitive labor market conditions have increased, and may continue to increase, our labor costs as well as the difficulty of hiring and retaining qualified personnel where needed. We have experienced in the past, and continue to experience, difficulty hiring qualified personnel in a timely manner for certain positions, and we may not be able to fill certain positions in desired geographic areas or at all. The pool of qualified technical personnel, in particular, is limited. Moreover, recent changes in immigration regulation and enforcement in the United States under the current presidential administration, including in connection with the H-1B visa program, could decrease the pool of candidates with legal work authorizations, cause disruptions in the workforce for companies such as ours, and increase the cost, time and requirements for us to hire new personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have and some of these companies may offer more lucrative compensation packages. We anticipate needing to continue to maintain or increase the size of our staff to support our anticipated growth, without compromising the quality of our offerings or customer service. Our inability to locate, attract, hire, integrate, and retain qualified personnel in sufficient numbers may reduce the quality of our services and impair our ability to grow and adversely impact our financial performance.

Further, the market for personnel with expertise in AI/ML is highly competitive and evolving rapidly. Demand for individuals with these skills exceeds supply, particularly for personnel who also possess industry-specific experience. Our ability to develop, implement, maintain, and govern AI/ML depends in part on attracting and retaining qualified personnel. If we are unable to recruit or retain personnel with the requisite expertise in AI/ML, or if the cost of recruiting or retaining such personnel is unduly high, our AI/ML initiatives may be delayed, limited in scope, or implemented inconsistently.

A significant portion of our workforce has been working remotely since 2020 and we expect a significant portion to continue working remotely under our hybrid workplace model. If we are unable to effectively maintain this hybrid work environment long-term, then we may experience increased attrition, a less cohesive workforce, reduced performance, and less innovation, which may adversely impact our business and financial results.

We may not be able to implement or upgrade our technology infrastructure and initiatives to effectively meet demand for our services or our operational needs.

We must continue to obtain reasonably priced, commercially available hardware, operating software, and hosting services, as well as continue to enhance our software and systems to accommodate the increased use of our platform, the increased content in our library, the expanding amount and type of data we store on behalf of our customers, and the resulting increase in operational demands on our business, including as imposed by new and changing legal and regulatory requirements applicable to our business. Decisions about hardware and software enhancements are based in part on estimated forecasts of the growth in demand for our services. This growth in demand for our services is difficult to forecast and the potential audience for our services is widespread and dynamic. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our customers may encounter delays or disruptions in their service. Unscheduled downtime or reduced response time of our platforms could harm our business and could discourage current and potential customers from using or continuing to use our services and reduce future revenue. If we are unable to acquire, update, or enhance our technology infrastructure and systems quickly enough to effectively meet increased operational demands on our business, that may also have an adverse effect on our results of operations or financial condition. Further, our applications necessarily must integrate with a variety of systems and technologies. As we develop our platform and applications and rely on ever changing and improving technologies, we may be impeded by our customers' and ecosystem partners' inability to adopt new technologies and technology standards upon which new platform enhancements may be based.

Our network infrastructure and computer systems and software may fail.

The performance of our information systems is critical to our business operations. An unexpected event (including but not limited to a cyber-security incident, such as a ransomware attack, denial-of-service attack, security compromise, or other attempts to misappropriate our confidential information; telecommunications failure; vandalism; fire; earthquake; public health crisis; or other catastrophic loss) at or impacting our Internet service providers' facilities, our on-site data center facilities, or our public-cloud infrastructure providers, could cause the loss of critical data and prevent us from offering our products and services for an unknown period of time. Although we have taken measures intended to prevent potential problems that could affect our information systems, our or a third party's disaster recovery planning cannot account for all eventualities, or may be insufficient to mitigate against or recover from any of these events. We also may incur increased operating expenses to recover data, including ransom payments made to cyber-attackers, repair or remediate systems, equipment or facilities, and to protect ourselves from such disruptions. In addition, we may encounter challenges as a result of reliance on remote work environments. For example, the daily activities and productivity of our workforce is tied to key vendors, such as video conference services, consistently delivering their services without material disruption. Our ability to deliver information using the Internet and to operate in a remote working environment may be impaired because of infrastructure failures, service outages at third party Internet providers, malicious attacks or other factors. System downtime could negatively affect our reputation and ability to sell our products and services and may expose us to significant third-party claims. Our cyber liability and business interruption insurance may not adequately compensate us for losses that may occur and may exclude certain types of claims or otherwise be insufficient to cover all losses. In addition, we rely on third parties to securely store our archived data, house our infrastructure and network systems, and connect us to the Internet.

While our service providers have planned for certain contingencies, the failure by any of these third parties to provide these services satisfactorily and our inability to find suitable replacements would impair our ability to access archives and operate our systems and software, and our customers may encounter delays. Such disruptions could harm our reputation, cause customers to become dissatisfied and possibly take their business to a competing provider, and negatively impact our ability to attract new customers, which would adversely affect our financial performance.

A data breach or cybersecurity incident could result in a loss of confidential data, give rise to remediation and other expenses, expose us to liability, subject us to litigation and governmental inquiries and actions, damage our reputation, and otherwise adversely impact our financial results and business.

We collect and store personal data and sensitive information, including intellectual property, protected health information (PHI) as defined under HIPAA and other individually identifiable health information, provider credentialing and privileging data, education records, and other sensitive personal information, on our networks. We are directly subject to certain HIPAA privacy and security requirements.

The secure maintenance of personal data and sensitive information is critical to our business operations. As a result, the continued development and enhancement of controls, processes, and practices designed to protect our information systems from attack, damage, or unauthorized access remain a priority for us. If the security measures that we use to protect personal data, sensitive information, or other data of our customers and business relations, are ineffective, we may lose users of our services, which could reduce our revenue, tarnish our reputation, and subject us to significant liability. In addition, if our subcontractors, subprocessors, or various other vendors and service providers on which we rely fail to use adequate security or data protection processes or use personal data and sensitive information in an unpermitted or improper manner, we may be liable for losses as a result of their breach and, as a result, we may incur damage to our reputation. Additionally, we may encounter challenges obtaining and maintaining certifications related to data privacy and protection, or the costs and efforts associated with maintaining these certifications may increase.

The current cyber threat environment presents increased risk for all companies, including companies in our industry, and cyberattacks have become increasingly frequent, sophisticated, and difficult to detect. While we have implemented multiple layers of security measures to protect our information technology structure and the personal data and sensitive information that we collect and store, there is no assurance that these security measures will not be circumvented, including by new technological developments. Moreover, advanced new attacks that may be directed at us or our third-party vendors create risk of cybersecurity incidents, including ransomware, malware, and phishing incidents. We may also be subject to attacks in which malicious actors seek to, and potentially succeed in, exploiting our products or services as a vector to compromise the security or integrity of our customers, partners, or vendors. Additionally, in the current environment, it has become increasingly prevalent for malicious actors to target vendors, such as ourselves, as a means through which to gain unauthorized access to the systems and sensitive information of organizations such as healthcare providers, which comprise our primary customer base. In addition, the rapid evaluation and increased adoption of AI and other emerging technologies may heighten our cybersecurity risks by making cybersecurity attacks more difficult to detect, contain, and mitigate. Further, the audit processes, penetration and vulnerability testing, and controls used within our production platforms may not be sufficient to identify and prevent errors or deliberate misuse. Moreover, our software, databases, and servers may contain vulnerabilities or irregularities that lead to computer viruses, physical or electronic attacks, and similar disruptions. Further, we may be at increased risk because we outsource certain services or functions to, or have systems that interface with, third parties. Our contracts with service providers typically require them to implement and maintain adequate security controls, but we may not have the ability to effectively monitor these security measures. As a result, inadequacies of third-party security controls may not be detected until after a cybersecurity incident has occurred. For example, third-party IT vendors may not provide us with fixes or updates to hardware or software in a manner as to avoid an unauthorized loss, access, or disclosure of data or to address a known vulnerability, which may subject us to known threats and cause system failures or disruptions. Third-party vendors that store or have access to our data, or operate networks or services on which we rely, may not have effective controls, processes, or practices to protect our information or systems from attack, damage, or unauthorized access. These risks may be heightened in connection with employees and service providers working from remote work environments, as our dependency on certain service providers, such as video conferencing and web conferencing services, has significantly increased. In addition, to access our network, products, and services, customers and other third parties may use personal mobile computing devices that are outside of our network environment and subject to their own security risks.

We are regularly the target of cybersecurity attacks and other threats that could have a security impact, and we expect to continue to experience an increase in cybersecurity threats in the future. Moreover, in spite of our security measures, we have experienced data and cybersecurity incidents from time to time in the course of our business and have handled those incidents in accordance with our internal policies and our understanding of applicable laws.

There is no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident or data breach in the future bypassing our security measures that materially affects us, including as the result of a loss of personal data or other confidential information, or the disruption of our information systems or business. In the future, data breaches or security incidents could result from a variety of circumstances and events, including third party action or inaction, system errors or downtime, employee negligence or error, malfeasance, failures during the process of upgrading or replacing software, databases, or components thereof, power outages, hardware failures, telecommunication failures, user errors, catastrophic events, or threats from malicious persons and groups, new vulnerabilities, and advanced new attacks against information systems, including those against our vendors and customers. Moreover, because the techniques used in cybersecurity attacks change frequently and may not be immediately recognized, we may experience cybersecurity incidents that remain undetected for an extended time. Any such security incidents and data breaches involving us or third parties with which we interact could result in business and operational interruptions and delays; the loss, unauthorized access, misappropriation, acquisition, use, disclosure, or corruption of data; result in our inability to access data; damage or adversely impact our information systems; damage our reputation; adversely impact our relationship with key customers and other business relations; and otherwise adversely impact our business.

In addition, data and cybersecurity incidents, particularly if a large number of individuals are affected or if the compromised information is highly sensitive, could expose us and our customers to litigation and liability under federal, state, and foreign privacy, security, and consumer protection laws and regulations, such as HIPAA and FERPA or common law theories. Such incidents could also subject us to federal and state governmental disclosure requirements, inquiries, or enforcement, result in civil monetary penalties, settlement agreements, corrective action plans, and monitoring requirements, require us to devote significant management resources to address and respond to any such cybersecurity events, interfere with the pursuit of other important business strategies, and/or cause us to incur additional expenditures, which could be material, including to investigate such events, remedy cybersecurity problems, recover lost data, and adapt systems and practices in response to such events. Moreover, there is no assurance that any remedial actions will meaningfully limit the success of future attempts to breach our information systems or the information systems of third parties with which we interact. Further, we are subject to an increasing number of cybersecurity reporting obligations in different jurisdictions that vary in their scope and application, which may create conflicting reporting obligations and inhibit our ability to quickly provide complete and reliable information about cybersecurity incidents to customers, counterparties, and regulators, as well as the public. In addition, our cyber liability and business interruption insurance may not cover or adequately compensate us for losses that may occur in connection with any cybersecurity incident.

Furthermore, we have acquired a number of companies, products, services, and technologies in recent years. Although we devote resources to address any security issues with respect to such acquisitions, we still may inherit additional security risks when we integrate those companies within HealthStream. Moreover, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may lose trust in the security of our solutions in general.

As threats to personal data, sensitive information, and our confidential information continue to evolve and increase, we may be required to continue to expend significant resources to maintain, modify, or enhance our internal processes, governance, or protective measures, or to investigate and remediate any security vulnerabilities.

For information on our cybersecurity risk management, strategy, and governance, see Item 1C. *Cybersecurity*.

We may experience errors or omissions in our software products or processes, including those that deliver credentialing, privileging, and payer enrollment services for our healthcare customers and those that administer and report on healthcare facility performance, and these errors could result in action taken against us that could harm our business.

Hospitals and medical practices use our credentialing, privileging, and payer enrollment software to manage, validate, and maintain their providers' and other staff credentials and authorization to practice in a particular facility and to maintain authorization to perform care covered by insurance providers. In some instances, we rely on sources outside the Company for information that we use in our credentialing and privileging products. If errors or omissions occur that inaccurately validate or invalidate the credentials of a provider or staff, or improperly deny or authorize a provider or staff to practice in a hospital or medical practice, these errors or omissions could result in litigation brought against us either by our customers, the provider or staff member, or other interested parties. For example, an important element in a malpractice case brought against a hospital or other provider could be the validation of proper credentialing for the provider, and any errors or omissions in our products that provide these services could subject us to claims. Further, a list of providers' privileges may be made available to the general public by hospitals and medical practices, and errors in credentialing and privileging may result in damage to the hospital, medical practice, or provider. We may also be required to indemnify against such claims and defending against any such claims could be costly, could negatively affect our business, and may not be fully insured.

Risks Related to Government Regulation, Content, and Intellectual Property

Government regulation may subject us to investigation, litigation, or liability or require us to change the way we do business.

The laws and regulations that govern our business change rapidly, are often inconsistent between jurisdictions, and in certain respects have become, and may continue to become, more complex and restrictive. Evolving areas of law that are relevant to our business include privacy and security laws, proposed encryption laws, content regulation, information security accountability regulation, sales and use tax laws, laws related to the use of AI/ML applications, and regulations and attempts to regulate activities on the Internet. For example, we are directly subject to certain requirements of the HIPAA privacy and security regulations. In addition, we are required through business associate agreements with our customers to protect the privacy and security of protected health information. Further, government laws and regulations that directly affect our customers can have an indirect impact on our business.

In addition, there are a variety of other national, foreign, and international laws and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer, and other processing of personal data, including, but not limited to: the European Union's General Data Protection Regulation (GDPR), the United Kingdom's General Data Protection Regulation, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA), FERPA, Australia's Privacy Act 1988, and New Zealand's Privacy Act 2020. In addition, many states have passed consumer data privacy laws, and federal lawmakers have proposed additional legislation. The laws and regulations to which we are subject are rapidly evolving and changing and could have an adverse effect on our operations. The obligations and requirements under these laws and regulations are subject to uncertainty in how they may be interpreted by government authorities and regulators. Further, enforcement actions under these laws are increasing. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, affect our customers' willingness to permit us to use and store personal data and sensitive information, prevent us from selling our products or services, and/or affect our ability to invest in or jointly develop products. We may be exposed to litigation, including through private rights of action, regulatory fines, penalties, or other sanctions and damage to our reputation if the personal, confidential, or proprietary information of our customers is not handled in compliance with these laws or is otherwise mishandled or misused by us or any of our suppliers, ecosystem partners, counterparties, or other third parties, or if such third parties do not have appropriate controls in place to protect such personal, confidential, or proprietary information.

We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. We may also be required to develop features, enhancements, or modifications to our products to support our customers' evolving compliance obligations. This may require us to divert development and other resources from other areas, incur significant expenditures, or, if we are unsuccessful in delivering these features, enhancements, or modifications, result in monetary damages, loss of revenue or customers, reputational harm, or other adverse impacts to our business.

Further, the legal, regulatory and ethical framework with respect to AI/ML is evolving and remains uncertain. We expect that additional laws, regulations, and policies will be enacted, and existing laws and regulations may be interpreted in new ways, which could affect our operations. Further, there is additional uncertainty in the effectiveness of state AI/ML laws given the Executive Order issued on December 11, 2025, entitled "Ensuring a National Policy Framework for Artificial Intelligence," which directs federal regulators to challenge and preempt state laws that the administration views as obstructive to AI/ML innovation. If we are unable to use AI/ML as the result of such laws and regulations, regulators restrict our ability to use AI/ML for certain purposes, or our confidential information becomes part of a dataset that is accessible by other third-party AI/ML applications and uses, it could make our business less efficient, result in competitive disadvantages, increase our operating costs, hinder our ability to provide services, and subject us to potential liabilities. In addition, to the extent we use, may use or permit the data we create, receive, maintain, and transmit to be used by any AI/ML platforms, we may be subject to additional risks under data privacy and other laws and regulations. Moreover, the cost to comply with applicable laws and regulations could be significant and could adversely affect us. Further, any failure or perceived failure by us, or our employees, partners, suppliers or agents, to comply with AI/ML laws and regulations could result in proceedings, investigations or actions against us by individuals, consumer rights groups, government agencies, or others. In addition, AI/ML technologies are rapidly changing and present evolving legal, regulatory, and ethical issues, including claims of bias, discrimination, a perceived lack of transparency, as well as sometimes unpredictable behaviors or improper use of copyrighted or other protected material, any of which could expose us or our customers to reputational or legal risk and inhibit our use of AI/ML technologies. While the ultimate impact of regulatory and legal risks associated with AI/ML is not fully known, if any of these events were to occur, our business, results of operations, and financial condition could be adversely affected.

We may lose sales from existing or potential customers or incur significant expenses if states impose or assess sales and use taxes on our services to a greater degree than is currently the case or we inherit potential state sales and use tax compliance issues in connection with acquisitions we may make from time to time. A successful assertion by one or more states that we should collect sales or uses taxes on the sale of our services to a greater degree than is our current practice could result in substantial tax liabilities for past sales, decrease our ability to compete on pricing with other vendors, and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. There can be no assurance that we will not be subject to sales and use taxes or related interest or penalties for past sales in states where we believe we are not subject to such taxes.

We are also subject to income and other taxes in the United States as well as in those states and foreign jurisdictions in which we do business. Changes in federal tax laws applicable to U.S. corporations and/or other laws, or interpretations of tax laws by taxing authorities or other standard setting bodies, could increase our tax obligations and adversely impact our results of operations. Additionally, we may be subject to taxes and tax laws in foreign jurisdictions where we do business.

The rapidly evolving and uncertain regulatory and technology environment could require us to change how we do business or incur additional costs. It may be difficult to predict how changes to applicable laws and regulations and current and future initiatives related to technology might affect our business.

Further, a regulator or court could disagree with our interpretation of these laws and regulations. Different interpretations or enforcement of, or changes to, relevant laws and regulations in the future could subject our current or past practices to allegations of impropriety or illegality and could require us to alter to our operations. While we strive to adhere our practices and procedures to the laws that are applicable to our business, we may not be able to timely adapt to evolving rules and regulations, interpretations, and regulator determinations.

Failure to comply with applicable legal or regulatory requirements in the U.S. or in any of the countries in which we operate could result in significant legal and financial exposure, damage to our reputation, subject us to administrative, civil, and contractual penalties (including termination of our customer agreements), adversely affect our ability to retain clients and attract new clients, or otherwise have a material adverse effect on our business operations, financial condition, and results of operations.

Any reduction or change in the regulation of continuing education and training in the healthcare industry may adversely affect our business.

A portion of our business model is dependent in part on required training and continuing education for healthcare professionals and other healthcare workers resulting from regulations of state and federal agencies, state licensing boards, and professional organizations. Any change in these regulations and professional standards that reduce the requirements for continuing education and training for the healthcare industry could reduce the demand for our services and harm our business. In addition, a portion of our business with pharmaceutical and medical device manufacturers and hospitals is predicated on our ability to maintain accreditation status with organizations such as the ACCME and ANCC. The failure to maintain status as an accredited provider of educational and other services could have a detrimental effect on our business.

We may be liable to third parties for content that is sold or made available by us.

We may be liable to third parties for the content sold or made available by us if the text, graphics, software, or other content therein violates copyright, trademark, or other intellectual property rights, if our ecosystem partners violate their contractual obligations to others by providing content that we sell or make available, or if the content is inaccurate, incomplete, or does not conform to accepted standards of care in the healthcare profession. Further, we may be liable to these ecosystem partners if we allow access or release and lose control of their intellectual property stored on our platform either due to security issues or through improper release to customers who have not paid for access to such intellectual property. We attempt to minimize these types of liabilities by requiring representations and warranties relating to our intellectual property partners' ownership of the rights to distribute as well as the accuracy of their intellectual property. We also take measures to review this intellectual property ourselves. Although our agreements with our ecosystem partners in most instances contain provisions providing for indemnification by the ecosystem partners in the event of inaccurate intellectual property, our ecosystem partners may not have the financial resources to meet these indemnification obligations. Alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs, and diverting management's attention away from our business.

Protection of certain intellectual property may be difficult and costly, and our inability to protect our intellectual property could reduce the value of our products and services or reduce our competitive advantage.

Despite our efforts to protect our intellectual property rights, as well as the intellectual property rights of our ecosystem partners, a third party could, without authorization, copy or otherwise misappropriate our content, information from our databases, or other intellectual property, including that of our third-party ecosystem partners. Our agreements with employees, consultants, and others who participate in development activities could be breached and result in our trade secrets becoming known. Our competitors may develop similar intellectual property, duplicate our offerings, or design around any patents or other intellectual property rights we hold. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the patents, intellectual property, or other proprietary rights of third parties, which could be time consuming and costly and have an adverse effect on our business and financial condition. Alternatively, competitors and other third parties may independently develop or create content or systems that do not infringe our intellectual property rights. We may not have adequate remedies for such breaches or protections against such competitor developments. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and effective intellectual property protection may not be available in those jurisdictions. If we are unable to safeguard our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Our business could be harmed if unauthorized parties infringe upon or misappropriate our intellectual property, proprietary systems, content, platform, applications, services, or other information or the intellectual property of our ecosystem partners. Our efforts to protect our intellectual property through copyright, trademarks, trade secrets, patents, and other forms of protection, as well as our efforts to protect the intellectual property of our ecosystem partners, may not be adequate. For instance, we may not be able to secure trademark or service mark registrations for marks in the United States or in foreign countries or to secure patents for our proprietary products and services, and even if we are successful in obtaining patent and/or trademark registrations, these registrations may be opposed or invalidated by a third party. We also have certain contractual obligations to protect the intellectual property of our ecosystem partners and could be required to indemnify such ecosystem partners if we do not adequately provide such protections.

There has been substantial litigation in the software services and healthcare technology industries regarding intellectual property assets, particularly patents and increasingly with regard to the use of AI in relation to intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks, or other proprietary rights, and we may counterclaim against such third parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products, restrict our use of the intellectual property subject to such claim, or require us to enter into royalty or licensing agreements, any of which could have an adverse effect upon our business, financial condition, and operating results. Such royalty and licensing agreements may not be available on terms acceptable to us, if at all.

We may be liable for infringing the intellectual property rights of others.

Intellectual property infringement claims could be made against us and our ecosystem partners, especially as the number of our competitors grows. These claims, even if not meritorious, could be expensive and divert our attention from operating our company and result in a temporary inability to use the intellectual property subject to such claim. In addition, if we, our ecosystem partners, and/or our customers become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and develop comparable non-infringing intellectual property, to obtain a license, or to cease providing the content or services that contain the infringing intellectual property, which may result in negative publicity, harm to our reputation, or an adverse effect on our results of operations. We may be unable to develop non-infringing intellectual property or obtain a license on commercially reasonable terms, if at all.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the use of open source software against companies that incorporate it into their products. As a result, we could be subject to suits by parties claiming rights in our proprietary products that include certain open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products to the public. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products, or take other remedial actions.

Our sources of data might restrict our use of or refuse to license data, which could adversely impact our ability to provide certain products or services.

A portion of the data that we use is either purchased or licensed from third parties or public records or is obtained from our customers for specific customer engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, if new laws or regulations impose restrictions on our use of the data or regulators' or courts' interpretations result in restrictions of the data that we currently use in our products and services, or a large number of data providers withdraw their data from us, our ability to provide our products and fulfill our contractual obligations to our customers could be materially adversely impacted.

Risks Related to International Operations

We face risks arising from our international operations.

We have international operations in several countries outside of the United States, including Canada, Australia, and New Zealand. Conducting our business internationally, particularly with expansion into countries in which we have limited experience, subjects us to a variety of risks that that we do not necessarily face to the same degree in the U.S. These risks include, among others:

- unexpected changes or differences in regulatory requirements, including with respect to taxes, trade laws, tariffs, export quotas, custom duties, or other trade restrictions;

- differing labor regulations;

- differing income and non-income based tax rates and laws;

- regulations relating to data privacy and security, cross-border data transfers, and the unauthorized use of, or access to, commercial and personal information;

- potential penalties or other adverse consequences for violations of anti-corruption, anti-bribery, and other similar laws and regulations, including the U.S. Foreign Corrupt Practices Act;

- greater difficulty in supporting and localizing our products;

- unrest and/or changes in a specific country's or region's social, political, legal, health, or economic conditions or other geopolitical developments (such as developments arising from the ongoing conflict between Russia and Ukraine, ongoing and increasing tensions between China and Taiwan, and ongoing conflicts and tensions in the Middle East);

- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, controls, policies, benefits, and compliance programs;

- currency exchange rate fluctuations;

- uncertainties regarding the interpretation and enforceability of legal requirements, including limited or unfavorable intellectual property protection and the enforceability of contract rights;

- competition with companies or other services that may understand local markets better than we do;

- increased financial accounting and reporting burdens and complexities associated with implementing and maintaining adequate internal controls;

- potential regulations, health guidelines, and safety protocols in foreign jurisdictions related to public health emergencies within those jurisdictions; and

- restrictions on repatriation of earnings.

Risks Related to Ownership of Our Common Stock

It may be difficult for a third party to acquire our company.

Tennessee corporate law and our charter and bylaws contain provisions that could delay, defer, or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions in our organizational documents:

- authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the Board, without prior shareholder approval, with rights senior to those of common stock;

- provide for a staggered Board comprised of three classes such that it would take three successive annual meetings to replace all directors;

- prohibit shareholder action by written consent;

- do not provide shareholders with the right to call a special shareholders meeting; and

- establish advance notice requirements for submitting nominations for election to the Board and for proposing matters that can be acted upon by shareholders at a meeting.

In addition, we are subject to certain provisions of Tennessee law which limit, in some cases, our ability to engage in certain business combinations or transactions with significant shareholders.

These provisions, either alone or in combination with each other, give our current directors a substantial ability to influence the outcome of a proposed acquisition of the Company. These provisions would apply even if an acquisition or other significant corporate transaction was considered beneficial by some of our shareholders. If a change in control or change in management is delayed or prevented by these provisions, the market price of our securities could decline.

There is no assurance that we will not discontinue or reduce the amount of our current quarterly dividend.

Our payment of dividends, as well as the rate at which we pay dividends, is subject to the discretion of our Board and compliance with applicable legal requirements and our credit agreement, and our Board retains the power to modify, suspend, or cancel our dividend policy in any manner and at any time that our board may deem necessary or appropriate.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*
Cybersecurity Risk Management Program

The Company's cybersecurity risk management program, aligned with the National Institute of Standards and Technology Cybersecurity Framework (CSF) domains and HITRUST CSF, is designed to employ industry best practices, including ongoing review and enhancement of governance, risk, and compliance management, regular updates to our response planning and protocols, security policy and standards maintenance, and new technology implementation, including with respect to AI/ML technologies, designed to proactively monitor vulnerabilities and reduce risk, including processes designed to identify material cybersecurity risks associated with our use of third-party service providers. This program includes the engagement of consulting firms and other third parties.

A key component of our cybersecurity risk management program is our incident response policy, which provides for evaluation, response, and reporting procedures in connection with a cybersecurity incident. Under this policy, we have established an incident response team (IRT), a multi-disciplinary management-level team led by the Company's Chief Technology Officer (CTO) and comprised of the Company's Chief Executive Officer (CEO), General Counsel/Compliance Officer, Chief Financial Officer, and EVP, Corporate Strategy, Development, and Operations. The policy provides that the IRT will conduct an initial assessment in the event of a cybersecurity incident meeting certain criteria elevated for the review of the IRT. In such event, the policy provides that the IRT will assess whether a cybersecurity incident has the potential to materially impact the Company and whether public disclosure is required or advisable in connection therewith, and further provides that, if appropriate, any such cybersecurity incident may be further elevated for the review of senior management, the Audit Committee, and/or the Board of Directors.

The Company maintains cyber liability insurance to help mitigate potential liabilities resulting from cybersecurity matters. While we maintain cybersecurity insurance, such insurance may not adequately compensate us for losses that may occur and may exclude certain types of claims or otherwise be insufficient to cover all losses. We do not believe that any risks we have identified to date, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, despite our security measures, there is no assurance that we or the third parties with which we interact have not identified or experienced, or will not experience, a cybersecurity incident in the future that will materially affect us. For additional information regarding the risks to us associated with cybersecurity incidents, see "A data breach or cybersecurity incident could result in a loss of confidential data, give rise to remediation and other expenses, expose us to liability, subject us to litigation and governmental inquiries and actions, damage our reputation, and otherwise adversely impact our financial results and business" included in Part I, Item 1A of this Form 10-K.

Cybersecurity Governance

The Company's cybersecurity risk management processes are integrated into the Company's overall risk management program. In this regard, our Board of Directors has designated the Audit Committee as being primarily responsible for overseeing risk management at a board level, and has delegated certain specific categories of risk oversight matters to the Audit Committee as well as to the other standing committees of the Board, within their respective areas of responsibilities. Additionally, the Audit Committee makes periodic reports to the Board regarding briefing and reports provided by management and advisors regarding various risk oversight matters as well as the Audit Committee's own analysis and conclusions regarding the adequacy of the Company's risk management program.

As part of its board-level risk oversight responsibilities, the Audit Committee provides oversight of the Company's privacy, data, cyber security, and information security risk exposures, including risks associated with the use of artificial intelligence ("AI"). The Company evaluates AI-related initiatives within its existing risk management, information security, and data governance processes, applying controls and review procedures designed to promote responsible use, protect sensitive information, and support compliance with applicable laws, regulations, and contractual obligations.

At a management level, the Company's cybersecurity risk management program is led by our CTO, who reports to the Company's CEO. Our CTO was appointed as the Company's senior vice president and chief technology officer in July 2017. Our CTO has expertise in cybersecurity risk management through his more than 20 years of experience in healthcare technology, including his service with us as well as his service as chief technology officer at other organizations prior to joining the Company in 2017. On a quarterly basis, the Company's CTO reports to the Audit Committee regarding the Company's cybersecurity program. The CTO also reports to the Audit Committee on a quarterly basis regarding remediation activities, if any, along with related security metrics, in connection with any areas where cybersecurity threats have been identified.

Item 2. *Properties*

Our principal office is located in Nashville, Tennessee, which is primarily used to support our corporate functions. Our lease for approximately 92,000 square feet at this location will end in October 2031. During the first quarter of 2025, we entered into an agreement to sublease 66,000 square feet at this location, which sublease commenced in April 2025 and will expire in October 2031. As of December 31, 2025, we leased other facilities in Brentwood, Tennessee, San Diego, California, and St. Petersburg, Florida which all expire in 2026 and are not expected to be renewed.

Item 3. *Legal Proceedings*

None.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HSTM". Our common stock began trading on the Nasdaq National Market on April 14, 2000.

As of February 13, 2026, the Company had a total of 24,458 shareholders, including 1,181 registered holders and 23,277 beneficial holders.

DIVIDEND POLICY

On February 20, 2023, our Board approved a quarterly dividend policy (the "Dividend Policy"). During the year ended December 31, 2025, the Board authorized the following quarterly dividends under the Dividend Policy:

Dividend Payment Date	Dividend Declaration Date	Dividend Per Share	Record Date	Cash Outlay
March 21, 2025	February 24, 2025	$ 0.031	March 10, 2025	$ 944,000
May 30, 2025	May 5, 2025	0.031	May 19, 2025	946,000
August 29, 2025	August 4, 2025	0.031	August 18, 2025	919,000
November 28, 2025	November 3, 2025	0.031	November 17, 2025	920,000
Total dividends		$ 0.124		$ 3,729,000

Additionally, as previously announced, on February 23, 2026, the Board approved a quarterly cash dividend of $0.035 per share, representing an increase of 12.9 percent (12.9%) over the previous quarter's dividend payment, payable on March 20, 2026 to holders of record on March 9, 2026.

The Dividend Policy and the declaration and payment of each quarterly cash dividend will be subject to our board's continuing determination that the policy and the declaration of dividends thereunder are in the best interests of our shareholders and are in compliance with applicable law and our credit agreement. Our board retains the power to modify, suspend, or cancel the dividend policy in any manner and at any time that our board may deem necessary or appropriate.

STOCK PERFORMANCE GRAPH

The graph below matches HealthStream, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the Dow Jones US Software TSM index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025.

The comparisons in the graph below are based on historical data and are not necessarily indicative of future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among HealthStream, Inc., the NASDAQ Composite Index
and the Dow Jones US Software TSM Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

	12/20	12/21	12/22	12/23	12/24	12/25
HealthStream, Inc.	$ 100.00	$ 120.70	$ 113.74	$ 124.27	$ 146.79	$ 106.97
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
Dow Jones US Software TSM	100.00	131.75	88.04	140.24	165.18	180.42

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

RECENT SALES OF UNREGISTERED SECURITIES

On December 15, 2025, as partial consideration for the acquisition of MissionCare, we issued 165,684 shares of common stock, valued at $4.0 million, to an equity holder of MissionCare at the closing of such acquisition. The shares were issued in reliance upon the exemptions from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. We relied on this exemption from registration based, in part, on the nature of the issuance and representations made by the equity holder of MissionCare receiving such shares.

ISSUER PURCHASES OF EQUITY SECURITIES

On May 8, 2025, the Company's Board approved a share repurchase program (the "May 2025 Program"), under which the Company was authorized to repurchase up to $25.0 million of outstanding shares of common stock. Pursuant to the May 2025 Program, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. The terms of the May 2025 Program provided that it would terminate on the earlier of May 31, 2026, or when the maximum dollar amount under the program had been expended. During the year ended December 31, 2025, the Company repurchased 905,786 shares of common stock at an aggregate fair value of $25.0 million under the May 2025 Program, reflecting an average price per share of $27.60 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022). The May 2025 Program ended in July 2025 when the maximum dollar amount under this program was expended.

On November 11, 2025, the Board approved a new share repurchase program (the "November 2025 Program") under which the Company was authorized to repurchase up to $10.0 million of its outstanding shares of common stock. Pursuant to this authorization, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. The terms of the November 2025 Program provided that it would terminate on the earlier of February 26, 2026, or when the maximum dollar amount has been expended. During the year ended December 31, 2025, the Company repurchased 205,804 shares of common stock at an aggregate fair value of $5.0 million under the November 2025 Program, reflecting an average price per share of $24.29 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022). The Company continued to repurchase shares pursuant to the November 2025 Program in the first quarter of 2026, completing the program in January by repurchasing 222,978 additional shares valued at $5.0 million. The November 2025 Program terminated in January 2026 when the maximum dollar amount was expended.

Share repurchases during the three months ended December 31, 2025 (all of which repurchases were made pursuant to the November 2025 Program) were as follows:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)(1)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
Month #1 (October 1 - October 31)	—	$ —	—	$ —
Month #2 (November 1 - November 30)	101,409	24.65	101,409	7,500,036
Month #3 (December 1 - December 31)	104,395	23.95	104,395	5,000,075
Total	205,804	$ 24.29	205,804	$ 5,000,075

(1) The weighted average price paid per share of common stock does not include the cost of broker commissions or the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of the financial condition and results of operations of HealthStream should be read in conjunction with HealthStream's Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. HealthStream's actual results may differ significantly from the results discussed and those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, the risks described under Risk Factors and elsewhere in this report, as well as additional risks or uncertainties not presently known to us or that we currently deem immaterial.

The following discussion addresses our 2025 and 2024 results and year-to-year comparisons between 2025 and 2024. A discussion of year-to-year comparisons between 2024 and 2023 can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, under Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

OVERVIEW

HealthStream provides primarily SaaS based applications for healthcare organizations—all designed to improve business and clinical outcomes by supporting the people who deliver patient care. We are focused on helping individuals and organizations in healthcare meet their ongoing learning, clinical development, credentialing, and scheduling needs. We also provide our solutions to nursing schools and nursing students.

Our business is managed and organized around our single platform strategy, also referred to as our One HealthStream approach. At the center of this single platform strategy is our hStream technology platform. By enabling our applications through hStream, we believe that stand-alone applications, which already provide a powerful value proposition on their own, are beginning to leverage each other to more efficiently and effectively empower our customers to manage their businesses and improve their outcomes. Further, the Company's internal structure and executive leadership are likewise shaped by the organizing principle of a single platform, including with regard to technology, operations, accounting, internal reporting (including the nature of information reviewed by our key decision makers), organizational structure, compensation, performance assessment, and resource allocation. Ongoing progress towards One HealthStream is exemplified by our recent refinement and adoption of a standardized, enterprise-wide implementation, onboarding, and customer success operational model.

Our solutions are powered by our hStream technology platform that enables activity across HealthStream's diverse ecosystem of applications. These underlying solutions are comprised primarily of SaaS, subscription-based applications that are used by healthcare organizations to meet a broad range of their workforce development needs around learning, clinical development, credentialing, and scheduling. Our solutions are also utilized by nursing schools as they prepare the healthcare workforce of tomorrow and by nursing students as they prepare to enter that workforce. Our numerous content libraries allow customers to subscribe to a wide array of courseware, which includes content from leading healthcare and nursing associations, medical and healthcare publishers, and other ecosystem partners. Our scheduling solutions provide organizations with the tools to visualize and manage real-time clinical staff scheduling to enable them to optimize their workforce, reduce costs, and improve care. Our flagship credentialing, privileging, and enrollment solution, CredentialStream, provides customers an intuitive, modern user experience with a continual stream of enhancements, evidence-based content, and curated data, all of which provides healthcare organizations with tools to support the provider lifecycle management from recruiting, application submission, verification of licensure and other credentials, privileging, appointments by credentialing committees, enrollment, network, management, onboarding, and performance evaluations of providers.

As HealthStream's business continues to evolve, we remain solely dedicated to the healthcare market, and our primary customers continue to be healthcare organizations across the continuum of care and other participants in the healthcare industry, such as nursing schools and nursing students, whether through our enterprise applications or our emerging career networks.

Revenues for the year ended December 31, 2025 were $304.1 million, compared to $291.6 million for the year ended December 31, 2024, an increase of 4%. The contributions to growth were $13.3 million in subscription revenues, partially offset by a decrease of $0.9 million in professional services revenues. Subscription revenue increases resulted from growth in several products, including Competency Suite, CredentialStream, and ShiftWizard, coupled with contributions from our recent acquisitions (Virsys12 and MissionCare), but were partially offset by declines in our legacy credentialing, scheduling, and content program solutions. Operating income decreased by 5% to $20.2 million for 2025, compared to $21.3 million for 2024. Net income decreased to $18.3 million for 2025, compared to $20.0 million for 2024. Earnings per share were $0.61 per share (diluted) for 2025, compared to $0.66 per share (diluted) for 2024.

During 2025, we completed two acquisitions: the acquisition of Virsys12, which was completed in October 2025 for a cash purchase price of $11.4 million and contingent consideration of up to $4.0 million, and the acquisition of MissionCare, which was completed in December 2025 for a cash purchase price of $24.6 million in cash payable at closing (subject to a post-closing working capital adjustment), $4.0 million in shares of HealthStream common stock issued at closing in a private placement, and contingent cash consideration of up to $10.0 million. In addition, during 2025, the Company paid $3.7 million in cash dividends and made $30.0 million of share repurchases pursuant to our share repurchase programs. Also, during the first quarter of 2025, we entered into an agreement to sublease a portion of our office space in the Capitol View building in Nashville, Tennessee to optimize our workforce performance to deliver positive results for customers, employees, and shareholders, which commenced in April 2025 and will expire in October 2031. Additionally, in December 2025, Robert A. Frist, Jr., our chief executive officer, contributed $3.8 million of his personally owned HealthStream stock to the Company in order to facilitate the grant of 146,286 shares of common stock to over 700 employees under our 2022 Omnibus Incentive Plan, which resulted in a corresponding $3.8 million charge for stock-based compensation and related expenses and employer payroll taxes during the three months ended December 31, 2025. Moreover, as of December 31, 2025, the Company had cash, cash equivalents, and marketable securities of $57.0 million, and the Company maintained full availability under its $50.0 million revolving credit facility, which expires in October 2026.

MACROECONOMIC AND INDUSTRY DEVELOPMENTS

Macroeconomic and other conditions in the United States that directly or indirectly impact the healthcare industry are challenging in certain respects and may become more challenging based on recent and contemplated changes to various policies and regulations. While healthcare costs continue to grow, government cuts or reimbursement rate reductions to funding for healthcare organizations, the impact of tariffs on goods and services utilized by healthcare provider organizations, as well as uncertainty surrounding potential policy, regulatory, and economic shifts, continue to be challenging for our healthcare customers. In particular, the federal budget reconciliation legislation enacted on July 4, 2025 includes significant policy changes that may adversely impact healthcare provider organizations, including changes that are expected to decrease access to health insurance and result in significant cuts to federal healthcare spending, particularly within the Medicaid program. We believe that these challenges and uncertainties, particularly among healthcare provider organizations with patient populations more dependent on government-funded reimbursement, have caused, and may continue to cause, some delays in purchasing and non-renewals of our products and services, particularly in relation to elective or non-mandatory products and services.

Macroeconomic challenges also persist in the United States in terms of inflationary pressures, ongoing elevated interest rate levels, heightened geopolitical tensions, and strained global trade relations. While inflationary conditions have decreased in comparison to recent periods, we believe that many of our customers have experienced increased labor, supply chain, capital, and other expenditures associated with recent inflationary pressures. These conditions and challenges impacting the United States economy and our customers in the healthcare industry have adversely affected, and may continue to adversely impact, our business and results of operations.

CRITICAL ACCOUNTING ESTIMATES

Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period, and related disclosures. In the Notes to our Consolidated Financial Statements, we describe our significant accounting policies used in preparing the Consolidated Financial Statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our management has identified the following critical accounting policies for the areas that are materially impacted by estimates and assumptions.

Revenue Recognition

Revenues are recognized when or as control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those goods or services. Our contracts with customers often contain promises for multiple goods and services. For these contracts, the Company accounts for the promised goods and services in its contracts as separate performance obligations if they are distinct. The contract price, which represents transaction price when the contract reflects a fixed fee arrangement, or management's estimate of variable consideration including application of the constraint when the contract does not have a fixed fee, is allocated to the separate performance obligations on a relative standalone selling price basis. Whenever possible, standalone selling price is based on observable prices, and when such observable data is not available, the Company estimates standalone selling price using an approach designed to maximize the use of observable inputs. Judgment is required in determining whether performance obligations are distinct, standalone selling prices, and the amount of variable consideration to reflect as transaction price.

Accounting for Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities measured at tax rates that will be in effect for the year in which the differences are expected to reverse. Management evaluates all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed. We assess the realizability of our deferred tax assets, and to the extent that we believe a recovery is not likely, we establish a valuation allowance to reduce the deferred tax asset to the amount we estimate will be recoverable. As of December 31, 2025, the Company established a valuation allowance of $2.0 million for the portion of its deferred tax assets that are not more likely than not expected to be realized, compared to a valuation allowance of $1.9 million as of December 31, 2024.

Business Combinations and Contingent Consideration

The Company allocates the purchase price of acquired businesses to identifiable assets and liabilities based on their estimated fair values at the acquisition date. This process requires significant estimates and assumptions, particularly in valuing intangible assets, including customer relationships, trade names, non-compete agreements, and developed technology, which often involve estimating future cash flows, discount rates, and useful lives. Changes in these assumptions may materially affect the amount of goodwill and identifiable intangible assets recognized.

For acquisitions involving contingent consideration requiring future payments to sellers if specified financial targets are achieved, we estimate the fair value of earn-out obligations using probability-weighted performance outcomes and discounted cash-flow models or other option-pricing techniques that incorporate significant unobservable inputs (Level 3), such as management's estimates of revenue or performance outcomes, the probability of achieving milestone events, timing of expected payments, and market-participant discount rates. Because contingent payments are remeasured at fair value each period, changes in underlying assumptions may result in significant income-statement volatility.

RESULTS OF OPERATIONS

Revenues and Expense Components

The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

Revenues, net. The products and services generating revenues are increasingly oriented around and drive value in relation to our hStream technology platform. Subscription or software licensing services primarily consist of the provision of services through our platform, learning management application, a variety of training and development tools and content subscriptions, our applications that help facilitate provider credentialing, privileging, and enrollment administration, and staff scheduling applications. Professional services primarily consist of training, implementation and onboarding, and consulting services to serve professionals that work within healthcare organizations.

Cost of Revenues (excluding depreciation and amortization). Cost of revenues (excluding depreciation and amortization) consist primarily of salaries and employee benefits, stock-based compensation, employee travel and lodging, materials, contract labor, hosting costs, third party software licensing costs, and other direct expenses associated with revenues, as well as royalties paid by us to ecosystem partners. Personnel costs within cost of revenues are associated with individuals that facilitate product delivery, provide services, handle customer support calls or inquiries, manage the technology infrastructure for our applications, manage content, and provide training or implementation services.

Product Development. Product development consists primarily of salaries and employee benefits, contract labor, stock-based compensation, employee travel and lodging, costs associated with the development of new software and feature enhancements, new products, third party software licensing costs, and costs associated with maintaining and developing our products. Personnel costs within product development include our systems teams, application development, quality assurance teams, product managers, and other personnel associated with software and product development.

Sales and Marketing. Sales and marketing consist primarily of salaries and employee benefits, commissions and amortization of deferred commissions, stock-based compensation, employee travel and lodging, third party software licensing costs, advertising, trade shows, customer conferences, promotions, and related marketing costs. Personnel costs within sales and marketing include our sales teams and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and employee benefits, stock-based compensation, employee travel and lodging, facility expenses, sublease income, office expenses, fees for professional services, business development and acquisition-related costs, third party software licensing costs, provision for credit losses, and other operational expenses. Personnel costs within general and administrative expenses include individuals associated with normal corporate functions, including accounting, legal, business development, human resources, administrative, internal information systems, and executive management.

Depreciation and Amortization. Depreciation and amortization consist of fixed asset depreciation, amortization of intangibles considered to have definite lives, and amortization of capitalized software development.

Interest Income. Interest income consists of interest earned on cash, cash equivalents, and marketable securities.

Other (Expense) Income, Net. The primary components of other (expense) income are interest expense, the income or loss attributed to equity method investments, fair value adjustments related to non-marketable equity investments, and foreign currency gains and losses.

2025 Compared to 2024

Revenues, net. Revenues increased approximately $12.5 million, or 4%, to $304.1 million for 2025 from $291.6 million for 2024. Subscription services revenues increased $13.4 million, or 5%, and professional services revenues decreased by $0.9 million, or 8%. This subscription services revenues increase resulted from growth in several products, including Competency Suite, CredentialStream, and ShiftWizard, coupled with contributions from our recent acquisitions (Virsys12 and MissionCare), but were partially offset by declines in our legacy credentialing, scheduling, and content program solutions. Compared to the year ended December 31, 2024, revenues for the year ended December 31, 2025 grew by $23.4 million across our portfolio of solutions, including $1.6 million from the Virsys12 and MissionCare acquisitions, but were partially offset by a $9.3 million reduction from legacy applications and a $1.6 million reduction from customer bankruptcies.

A comparison of revenues by revenue source is as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**Percentage Change**
Subscription services	$ 293,625	$ 280,316	5%
Professional services	10,439	11,330	-8%
Total revenues, net	$ 304,064	$ 291,646	4%

% of Revenues

Subscription services	97%	96%
Professional services	3%	4%

Cost of Revenues (excluding depreciation and amortization). Cost of revenues increased $9.3 million, or 9%, to $107.2 million for 2025 from $97.9 million for 2024. Cost of revenues as a percentage of revenues were 35% and 34% of revenues for 2025 and 2024, respectively. The increase in expense is primarily associated with higher costs for cloud hosting, third-party software, labor and benefits, royalties, and stock-based compensation and related expenses and employer payroll taxes related to the stock awards granted during the three months ended December 31, 2025 in connection with the contribution of stock by our chief executive officer to enable such grants (the "CEO Stock Gift") as noted above.

Product Development. Product development expenses increased $2.1 million, or 4%, to $51.0 million for 2025 from $48.9 million for 2024. Product development expenses as a percentage of revenues were 17% of revenues for both 2025 and 2024. The increase in expense is primarily due to a charge for stock-based compensation related to the CEO Stock Gift as noted above coupled with increases in labor and benefits.

Sales and Marketing. Sales and marketing expenses increased $2.2 million, or 5%, to $49.4 million for 2025 from $47.2 million for 2024. Sales and marketing expenses as a percentage of revenues were 16% of revenues for both 2025 and 2024. The increase in expense is primarily due to increased labor and benefits, sales commissions, and a charge for stock-based compensation related to the CEO Stock Gift as noted above.

General and Administrative Expenses. General and administrative expenses decreased $2.3 million, or 7%, to $32.8 million for 2025 from $35.1 million for 2024. General and administrative expenses as a percentage of revenues were 11% and 12% of revenues for 2025 and 2024, respectively. The decrease in expense is primarily due to sublease income associated with the office sublease that commenced during the second quarter of 2025 as noted above and a reduction in bad debt expense, which were partially offset by an increase in software expenses and labor and benefits.

Depreciation and Amortization. Depreciation and amortization increased $2.3 million, or 5%, to $43.5 million for 2025 from $41.2 million for 2024. The increase resulted primarily from higher amortization of capitalized software.

Interest Income. Interest income was $3.3 million for 2025 compared to $3.8 million for 2024. The decrease is a result of lower interest rates on invested funds and lower cash balances.

Other (Expense) Income, Net. Other (expense) income, net was an expense of $0.4 million for 2025 compared to expense of $0.3 million for 2024. The change is primarily a result of foreign currency losses.

Income Tax Provision. The Company recorded a provision for income taxes of $4.9 million and $4.8 million for 2025 and 2024, respectively. The Company's effective tax rate was 21% for 2025 compared to 19% for 2024. The Company's effective tax rate primarily reflects the statutory corporate income tax rate, the net effect of state taxes, foreign income taxes, the effect of various permanent tax differences, and research and experimentation tax credits.

Net Income. Net income decreased $1.7 million, or 8%, to $18.3 million for 2025 compared to $20.0 million for 2024. The decrease in net income for 2025 compared to 2024 was primarily driven by a charge for stock-based compensation and related expenses and employer payroll taxes related to stock awards granted during the three months ended December 31, 2025 as noted above. Earnings per diluted share were $0.61 per share (diluted) for 2025, compared to $0.66 per share (diluted) for 2024.

Adjusted EBITDA increased $5.0 million, or 7%, to $71.8 million for 2025 compared to $66.8 million for 2024. The increase resulted from the factors mentioned above. Adjusted EBITDA is a non-GAAP financial measure which we define as net income before interest, income taxes, stock-based compensation expense, depreciation and amortization, impairments of long-lived assets, changes in fair value of contingent consideration, and changes in fair value of, including gains (losses) on the sale of, non-marketable equity investments. See "Reconciliation of Non-GAAP Financial Measures" below for a reconciliation of this calculation to the most comparable measure under U.S. GAAP and information regarding why this non-GAAP financial measure provides useful information to investors.

Key Business Metrics

Our management utilizes the following key financial and non-financial metrics in connection with managing our business.

- *Revenues, net*. Revenues, net, reflect income generated by the sales of goods and services related to our operations. Revenues, net, were $304.1 million for the year ended December 31, 2025 compared to $291.6 million for the year ended December 31, 2024. Management utilizes revenue in connection with managing our business and believes that this metric provides useful information to investors as a key indicator of the growth and success of our products.

- *Net Income*. Net income represents revenues, net less all expenses. Net income was $18.3 million for the year ended December 31, 2025 compared to $20.0 million for the year ended December 31, 2024. Management utilizes net income in connection with managing our business, including with regard to our capital deployment strategies.

- *Adjusted EBITDA*. Adjusted EBITDA, calculated as set forth below under "Reconciliation of Non-GAAP Financial Measures," is utilized by our management in connection with managing our business and provides useful information to investors because adjusted EBITDA reflects net income adjusted for certain GAAP accounting, non-cash, and/or non-operating items, as more specifically set forth below, which may not fully reflect the underlying operating performance of our business. We also believe that adjusted EBITDA is useful to many investors to assess the Company's ongoing results from operations. Additionally, short-term cash incentive bonuses and performance-based equity award grants are based on the achievement of adjusted EBITDA (as defined in applicable bonus and equity grant documentation) targets. Adjusted EBITDA was $71.8 million for the year ended December 31, 2025, compared to $66.8 million for the year ended December 31, 2024.

- *Capital Expenditures.* Capital expenditures represent cash payments incurred for purchases of property and equipment and during the development phase for projects to develop software and content. Capital expenditures were $32.2 million for the year ended December 31, 2025 compared to $28.1 million for the year ended December 31, 2024. Management utilizes this metric in connection with managing the allocation of capitalized expenditures in which the Company invests related to the development of its products and believes that this metric is a key indicator of investment in products relative to their current and expected performance.

34

Reconciliation of Non-GAAP Financial Measures

This Annual Report on Form 10-K presents adjusted EBITDA, which is a non-GAAP financial measure used by management in analyzing our financial results and ongoing operational performance.

In order to better assess the Company's financial results, management believes that net income before interest, income taxes, stock-based compensation, depreciation and amortization, impairments of long-lived assets, changes in fair value of contingent consideration, and changes in fair value of, including gains (losses) on the sale of, non-marketable equity investments ("adjusted EBITDA"), is a useful measure for evaluating the operating performance of the Company because adjusted EBITDA reflects net income adjusted for certain GAAP accounting, non-cash, and/or non-operating items which may not, in any such case, fully reflect the underlying operating performance of our business. Beginning with the presentation of adjusted EBITDA for the year ended December 31, 2025, the Company has included adjustments in the definition of adjusted EBITDA for impairments of long-lived assets and changes in fair value of contingent consideration because the Company believes that these amounts may not be reflective of the underlying operating performance of our business, and that including these adjustments is consistent with the intended purpose of adjusted EBITDA with respect to reflecting the underlying operating performance of our business and comparing the Company's operational performance between periods. We believe that adjusted EBITDA is useful to investors to assess the Company's ongoing operating performance and to compare the Company's operating performance between periods. Additionally, short-term cash incentive bonuses and performance-based equity awards are based on the achievement of adjusted EBITDA (as defined in applicable bonus and equity grant documentation) targets.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as a measure of financial performance under GAAP. Because adjusted EBITDA is not a measurement determined in accordance with GAAP, adjusted EBITDA is susceptible to varying calculations. Accordingly, adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool.

A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net income, is set forth below (in thousands).

	2025	2024
GAAP net income	$ 18,342	$ 20,007
Interest income	(3,340)	(3,834)
Interest expense	101	100
Income tax provision	4,876	4,796
Stock-based compensation expense	8,145	4,470
Depreciation and amortization	43,478	41,243
Impairment of long-lived assets	262	—
Fair value adjustment on contingent consideration	(85)	—
Adjusted EBITDA	$ 71,779	$ 66,782

Liquidity and Capital Resources

Net cash provided by operating activities was $63.3 million during 2025, compared to $57.7 million during 2024, an increase of 10%. The increase in net cash provided by operating activities is primarily due to an increase in cash receipts and lower income tax payments compared to the prior year, but was partially offset by an increase in labor costs, cloud hosting, and third party software. Our days sales outstanding (DSO) was 37 days and 40 days for 2025 and 2024, respectively. The Company calculates DSO by dividing the average accounts receivable balance (excluding unbilled and other receivables) by average daily revenues for the year. The Company's primary sources of cash were receipts generated from the sales of our products and services. The primary uses of cash to fund operations included personnel expenses, sales commissions, royalty payments, payments for contract labor and other direct expenses associated with delivery of our products and services, income tax payments, and general corporate expenses.

Net cash used in investing activities was $50.4 million during 2025, compared to $34.0 million during 2024. During 2025, the Company spent $35.1 million for closing cash purchase price associated with the acquisitions of Virsys12 and MissionCare, net of cash acquired, invested in marketable securities of $43.5 million, made payments for capitalized software development of $28.5 million, purchased property and equipment of $3.7 million, and purchased strategic investments of $1.5 million. These uses of cash were partially offset by $52.1 million in maturities of marketable securities and $9.8 million in sales of marketable securities. During 2024, the Company spent $1.3 million for the acquisitions of TCPS and The Clinical Hub, invested in marketable securities of $74.4 million, made payments for capitalized software development of $26.7 million, and purchased property and equipment of $1.4 million. These uses of cash were partially offset by $69.2 million in maturities of marketable securities.

Cash used in financing activities was $36.3 million during 2025, compared to $4.5 million during 2024. The primary uses of cash in financing activities during 2025 included $30.0 million for repurchases of common stock, $3.7 million for the payment of cash dividends, and $2.5 million for payments of payroll taxes related to stock-based compensation. During 2024, the primary use of cash in financing activities included $3.4 million for the payment of cash dividends and $1.1 million for payments of payroll taxes related to stock-based compensation.

On October 6, 2023, the Company entered into a revolving credit facility, which currently has no outstanding borrowings and expires on October 6, 2026. For additional information regarding the revolving credit facility, see Note 12 to the Consolidated Financial Statements included herein.

The Company's balance sheet reflected negative working capital of $4.5 million at December 31, 2025, compared to positive working capital of $37.4 million at December 31, 2024. The decrease in working capital was primarily due to decreases in cash, cash equivalents, and marketable securities to fund acquisitions and share repurchases. The Company's primary source of liquidity was $57.0 million of cash, cash equivalents, and marketable securities as of December 31, 2025. The Company also has up to $50.0 million available under our revolving credit facility, subject to certain covenants and minimum liquidity requirements, until its expiration in October 2026.

On May 8, 2025, the Company's Board approved a share repurchase program for the Company's common stock, under which the Company was authorized to repurchase up to $25.0 million of outstanding shares of common stock. Pursuant to the authorization, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. This share repurchase program provided that it would terminate on the earlier of May 31, 2026, or when the maximum dollar amount under the program was expended. During the year ended December 31, 2025, the Company repurchased 905,786 shares of common stock at an aggregate fair value of $25.0 million under this authorization, reflecting an average price per share of $27.60 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022). This share repurchase program ended in July 2025 when the maximum dollar amount under this program was expended.

On November 11, 2025, the Company's Board approved a new share repurchase program under which the Company was authorized to repurchase up to $10.0 million of its outstanding shares of common stock. Pursuant to this authorization, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. The share repurchase program provided that it would terminate on the earlier of February 26, 2026, or when the maximum dollar amount under the program was expended. During the year ended December 31, 2025, the Company repurchased 205,804 shares of common stock at an aggregate fair value of $5.0 million under this authorization, and the Company continued to repurchase shares pursuant to this authorization during the first quarter of 2026, completing the program in January by repurchasing 222,978 additional shares valued at $5.0 million. This share repurchase program terminated in January 2026 when the maximum dollar amount was expended.

Pursuant to the dividend policy approved by our Board on February 20, 2023, the Board authorized the following quarterly dividend payments during 2025:

Dividend Payment Date	Dividend Declaration Date	Dividend Per Share	Record Date	Cash Outlay
March 21, 2025	February 24, 2025	$ 0.031	March 10, 2025	$ 944,000
May 30, 2025	May 5, 2025	0.031	May 19, 2025	946,000
August 29, 2025	August 4, 2025	0.031	August 18, 2025	919,000
November 28, 2025	November 3, 2025	0.031	November 17, 2025	920,000
Total dividends		$ 0.124		$ 3,729,000

On February 23, 2026, as previously disclosed, our Board approved a quarterly dividend at a rate of $0.035 per share, which represented an increase of 12.9% compared to the quarterly dividend per share in 2025 as set forth above. This quarterly dividend shall be payable on March 20, 2026 to the holders of record of all of the issued and outstanding shares of common stock as of the close of business on March 9, 2026.

The dividend policy and the declaration and payment of each quarterly cash dividend will be subject to our Board's continuing determination that the policy and the declaration of dividends thereunder are in the best interests of our shareholders and are in compliance with applicable law and our credit agreement. Our Board retains the power to modify, suspend, or cancel the dividend policy in any manner and at any time that our Board may deem necessary or appropriate.

The Company's contractual obligations arising in the normal course of business primarily consist of operating lease obligations and purchase obligations. The amounts included as contractual obligations represent the non-cancelable portion of agreements or the minimum cancellation fee. As further discussed in Note 13 to the Company's Consolidated Financial Statements, as of December 31, 2025, we had operating lease obligations of approximately $20.9 million, of which $3.9 million is expected to be paid within 12 months. The Company's purchase obligations that represent non-cancelable contractual obligations primarily relate to information technology assets and our revolving credit facility, which is described further in Note 12 to the Company's Consolidated Financial Statements. As of December 31, 2025, the Company had purchase obligations of $13.7 million, with $8.6 million expected to be paid within 12 months. The Company also has earn-out obligations related to recent acquisitions of up to $14.5 million based on the acquired business achieving specific revenue targets for up to a three-year post-acquisition period. As of December 31, 2025, the estimated fair value of this earn-out obligation was $6.0 million, which reflects the probability-weighted assessment of future performance outcomes and discounting to present value. No earn-out payments are expected to be paid within 12 months. We believe that our existing cash, cash equivalents, marketable securities, forecasted free cash flows, and available borrowings under our revolving credit facility through its expiration in October 2026 will be sufficient to meet anticipated working capital needs, new product development, effect any share repurchases we may elect to make, pay our quarterly cash dividends, and fund capital expenditures for at least the next 12 months and for the foreseeable future thereafter.

The Company's growth strategy includes acquiring businesses that provide complementary products and services. It is anticipated that future acquisitions, if any, would be effected through cash consideration, stock consideration, debt, or a combination thereof. The issuance of our stock as consideration for an acquisition or to raise additional capital could have a dilutive effect on earnings per share and could adversely affect our stock price. The revolving credit facility contains financial covenants and availability calculations designed to set a maximum leverage ratio of outstanding debt to consolidated EBITDA (as defined in our credit facility) and an interest coverage ratio of consolidated EBITDA to interest expense. Therefore, the maximum borrowings against the revolving credit facility would be dependent on the covenant values at the time of borrowing. As of December 31, 2025, the Company was in compliance with all covenants. There can be no assurance that amounts available for borrowing under our revolving credit facility will be sufficient to consummate any possible acquisitions, and we cannot be assured that if we need additional financing, it will be available on terms favorable to us or at all. Failure to generate sufficient cash flow from operations or raise additional capital when required in sufficient amounts and on terms acceptable to us could harm our business, financial condition, and results of operations.

Recent Accounting Pronouncements

In December 2023, the Financial Account Standards Board ("FASB") issued Account Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities to provide disclosure of disaggregated information in the entity's tax rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The ASU is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard effective January 1, 2025 using a prospective method. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. For further information, refer to Note 9 to the Company's Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses,"* which requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items in the footnotes to the financial statements for both annual and interim periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard.

In September 2025, the FASB issued ASU *2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU *2025-06* amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile development. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects, or on a retrospective basis. The Company is currently evaluating the impact of this accounting standard on its consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company is exposed to market risk from changes in interest rates, foreign currency risk, and investment risk. We do not have any material commodity price risk.

Interest Rate Risk

As of December 31, 2025, the Company had no outstanding debt. We may become subject to interest rate market risk associated with any future borrowings under our revolving credit facility. The interest rate under the revolving credit facility varies depending on the interest rate option selected by the Company plus a margin determined in accordance with a pricing grid. We are exposed to market risk with respect to our cash, cash equivalents, and marketable securities balances, which approximated $57.0 million at December 31, 2025. Assuming a hypothetical 10% decrease in interest rates, interest income from cash and investments would decrease on an annualized basis by approximately $0.2 million.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, including Canadian dollar, New Zealand dollar, and Australian dollar. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are often partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

To the extent that our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to assess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international operations. To date, we have not entered into any foreign currency hedging contracts although we may do so in the future.

Investment Risk

The Company's investment policy and strategy is focused on investing in highly rated securities, with the objective of minimizing the potential risk of principal loss. The Company's policy limits the amount of credit exposure to any single issuer and sets limits on the average portfolio maturity.

We have an investment portfolio that includes strategic investments in privately held companies, which primarily include early-stage companies. We primarily invest in healthcare technology companies that we believe can help expand our ecosystem. We may continue to make these types of strategic investments as opportunities arise that we find attractive. We may experience additional volatility to our Consolidated Financial Statements due to changes in market prices, observable price changes, and impairments to our strategic investments. These changes could be material based on market conditions and events.

The above market risk discussion and the estimated amounts presented are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

Item 8. *Financial Statements and Supplementary Data*


HEALTHSTREAM, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of HealthStream, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HealthStream, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter	As described in Note 1 of the consolidated financial statements, the Company recognizes revenue when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those goods or services. The Company's contracts with customers often contain promises for multiple goods and services. The Company accounts for the promised goods and services in its contracts as separate performance obligations if they are distinct. The transaction price is then allocated to the separate performance obligations on a relative standalone selling price basis.
	Auditing the Company's accounting for revenue recognition was challenging due to the judgment and effort required to analyze the Company's contracts to determine whether promised goods and services are distinct performance obligations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify and evaluate performance obligations.
	Among other procedures to evaluate management's identification and determination of the distinct performance obligations, we obtained an understanding of the Company's various product and service offerings and tested the application of the revenue recognition accounting requirements to determine which performance obligations were distinct. We inspected a sample of customer contracts to evaluate management's assessment of distinct performance obligations within the contract based on its terms and conditions, and tested the amounts recognized as revenue or recorded in deferred revenue.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1998.
Nashville, Tennessee
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of HealthStream, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited HealthStream, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, HealthStream, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Virsys12, LLC ("Virsys12") and MissionCare Collective LLC ("MissionCare"). The assets of the acquired operations of Virsys12 and MissionCare which are included in the 2025 consolidated financial statements of the Company, constituted approximately 10% of total assets, as of December 31, 2025. Operating results of the acquired operations of Virsys12 and MissionCare comprised approximately 0.5% of revenues for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Virsys12 and MissionCare.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 26, 2026

HEALTHSTREAM, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2025		December 31, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents	$	36,161	$	59,469
Marketable securities		20,843		37,748
Accounts receivable, net		32,153		30,189
Accounts receivable - unbilled		6,845		5,133
Prepaid royalties, net of amortization		7,638		9,547
Prepaid software maintenance and subscriptions		9,321		8,569
Other prepaid expenses and other current assets		6,695		2,467
Total current assets		119,656		153,122
Property and equipment, net		10,661		10,741
Capitalized software development, net		45,581		43,370
Operating lease right of use assets, net		15,272		17,453
Goodwill		217,518		191,220
Intangibles, net		64,930		55,548
Other assets		46,756		39,312
Total assets	$	520,374	$	510,766
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	7,769	$	6,628
Accrued royalties		5,595		5,190
Accrued liabilities		11,166		10,141
Accrued compensation		11,199		9,507
Deferred revenue		88,417		84,227
Total current liabilities		124,146		115,693
Deferred tax liabilities		18,246		14,596
Deferred revenue, noncurrent		1,344		1,655
Operating lease liability, noncurrent		14,684		17,366
Other long-term liabilities		7,931		2,101
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, no par value, 10,000 shares authorized, no shares issued or outstanding		—		—
Common stock, no par value, 75,000 shares authorized; 29,579 and 30,432 shares issued and outstanding at December 31, 2025 and 2024, respectively		231,797		252,432
Retained earnings		123,587		108,972
Accumulated other comprehensive loss		(1,361)		(2,049)
Total shareholders' equity		354,023		359,355
Total liabilities and shareholders' equity	$	520,374	$	510,766

See accompanying notes to the Consolidated Financial Statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenues, net	$	304,064	$	291,646	$	279,063
Operating costs and expenses:						
Cost of revenues (excluding depreciation and amortization)		107,209		97,936		95,021
Product development		50,984		48,890		45,540
Sales and marketing		49,389		47,158		45,743
General and administrative expenses		32,768		35,132		35,664
Depreciation and amortization		43,478		41,243		41,076
Total operating costs and expenses		283,828		270,359		263,044
Operating income		20,236		21,287		16,019
Interest income		3,340		3,834		2,356
Other (expense) income, net		(358)		(318)		136
Income before income tax provision		23,218		24,803		18,511
Income tax provision		4,876		4,796		3,298
Net income	$	18,342	$	20,007	$	15,213
Net income per share:						
Basic	$	0.61	$	0.66	$	0.50
Diluted	$	0.61	$	0.66	$	0.50
Weighted average shares of common stock outstanding:						
Basic		30,018		30,386		30,571
Diluted		30,144		30,544		30,673
Dividends declared per share	$	0.124	$	0.112	$	0.100

See accompanying notes to the Consolidated Financial Statements.

43

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 18,342	$ 20,007	$ 15,213
Other comprehensive income, net of taxes:			
Foreign currency translation adjustments	684	(1,371)	283
Unrealized gain on marketable securities	4	13	7
Total other comprehensive income (loss)	688	(1,358)	290
Comprehensive income	$ 19,030	$ 18,649	$ 15,503

See accompanying notes to the Consolidated Financial Statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2022	30,579	$ 254,832	$ 80,213	$ (981)	$ 334,064
Net income	—	—	15,213	—	15,213
Comprehensive income	—	—	—	290	290
Dividends declared on common stock ($0.100 per share)	—	—	(3,058)	—	(3,058)
Stock-based compensation	—	4,153	—	—	4,153
Common stock issued under stock plans, net of shares withheld for employee taxes	123	(934)	—	—	(934)
Excise tax on repurchase of common stock	—	(47)	—	—	(47)
Repurchase of common stock	(404)	(8,929)	—	—	(8,929)
Balance at December 31, 2023	30,298	249,075	92,368	(691)	340,752
Net income	—	—	20,007	—	20,007
Comprehensive loss	—	—	—	(1,358)	(1,358)
Dividends declared on common stock ($0.112 per share)	—	—	(3,403)	—	(3,403)
Stock-based compensation	—	4,470	—	—	4,470
Common stock issued under stock plans, net of shares withheld for employee taxes	134	(1,113)	—	—	(1,113)
Balance at December 31, 2024	30,432	252,432	108,972	(2,049)	359,355
Net income	—	—	18,342	—	18,342
Comprehensive income	—	—	—	688	688
Dividends declared on common stock ($0.124 per share)	—	—	(3,727)	—	(3,727)
Stock contributed to Company (retired shares authorized for issuance)	(158)	—	—	—	—
Stock-based compensation	—	8,145	—	—	8,145
Issuance of common stock in acquisition	166	4,000	—	—	4,000
Common stock issued under stock plans, net of shares withheld for employee taxes	251	(2,516)	—	—	(2,516)
Excise tax on repurchase of common stock	—	(242)	—	—	(242)
Repurchase of common stock	(1,112)	(30,022)	—	—	(30,022)
Balance at December 31, 2025	$ 29,579	$ 231,797	$ 123,587	$ (1,361)	$ 354,023

See accompanying notes to the Consolidated Financial Statements.

HEALTHSTREAM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	2024	2023
OPERATING ACTIVITIES:			
Net income	$ 18,342	$ 20,007	$ 15,213
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43,478	41,243	41,076
Stock-based compensation	8,145	4,470	4,153
Amortization of deferred commissions	12,633	12,480	11,495
Provision for credit losses	1,008	2,595	1,021
Deferred income taxes	5,117	(1,114)	(1,725)
Loss on equity method investments	190	230	384
Change in fair value of non-marketable equity investments	—	—	(425)
Other	(1,315)	(1,639)	(891)
Changes in operating assets and liabilities:			
Accounts and unbilled receivables	(3,983)	537	3,243
Prepaid royalties	1,910	655	(1,131)
Other prepaid expenses and other current assets	(2,873)	(1,371)	(1,243)
Other assets	(19,266)	(15,709)	(14,524)
Accounts payable and accrued expenses	1,421	(5,027)	4,825
Accrued royalties	405	633	(887)
Deferred revenue	(1,893)	(330)	3,386
Net cash provided by operating activities	63,319	57,660	63,970
INVESTING ACTIVITIES:			
Cash paid for acquisitions, net of cash acquired	(35,091)	(1,299)	(6,621)
Proceeds from maturities of marketable securities	52,086	69,150	28,250
Proceeds from sale of marketable securities	9,770	—	—
Purchases of marketable securities	(43,496)	(74,446)	(50,268)
Proceeds from sale of fixed assets	41	—	—
Purchase of other investments	(1,500)	—	—
Proceeds from sale of non-marketable equity investments	—	765	47
Payments associated with capitalized software development	(28,478)	(26,741)	(25,806)
Purchases of property and equipment	(3,685)	(1,401)	(2,200)
Net cash used in investing activities	(50,353)	(33,972)	(56,598)
FINANCING ACTIVITIES:			
Taxes paid related to net settlement of equity awards	(2,516)	(1,113)	(934)
Payment of debt issuance costs	—	—	(118)
Repurchases of common stock	(30,022)	—	(8,929)
Payment of cash dividends	(3,729)	(3,403)	(3,058)
Net cash used in financing activities	(36,267)	(4,516)	(13,039)
Effect of exchange rate changes on cash and cash equivalents	(7)	(36)	(23)
Net (decrease) increase in cash and cash equivalents	(23,308)	19,136	(5,690)
Cash and cash equivalents at beginning of period	59,469	40,333	46,023
Cash and cash equivalents at end of period	$ 36,161	$ 59,469	$ 40,333
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 101	$ 101	$ 132
Income taxes paid		$ 8,701	$ 2,611
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Purchases of property and equipment, accrued but not paid	$ 475	$ 399	$ 91
Capitalized software development, accrued but not paid	$ 712	$ 1,055	$ 961
Common stock issued as consideration for business combinations	$ 4,000	$ —	$ —
Non-cash additions to operating lease ROU assets	$ 252	$ —	$ —

See accompanying notes to the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

HealthStream, Inc. (the "Company") was incorporated in 1990 as a Tennessee corporation and is headquartered in Nashville, Tennessee. The Company primarily provides Software-as-a-Service ("SaaS") based applications for healthcare organizations—all designed to improve business and clinical outcomes by supporting the people who deliver patient care. The Company is focused on helping individuals and organizations in healthcare meet their ongoing learning, clinical development, credentialing, and scheduling needs. The Company also provides its solutions to nursing schools and nursing students. The Company is organized and operated according to its One HealthStream approach, with its hStream technology platform at the center of that approach. Increasingly, SaaS-based applications in its diverse ecosystem of solutions utilize its proprietary hStream technology platform to enhance their value proposition by creating interoperability with and among other applications.

Recognition of Revenue

In accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, the Company's revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those goods or services.

Revenue is recognized based on the following five step model:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Subscription revenues primarily consist of fees in consideration of providing customers access to one or more of its SaaS-based solutions and/or courseware subscriptions, as well as fees related to licensing agreements, all of which include routine customer support and technology enhancements. Revenue is generally recognized ratably over the contract term beginning when the service is made available to the customer. Subscription contracts are generally non-cancelable, one to five years in length, and billed annually, semi-annually, quarterly, or monthly in advance.

Professional services revenues primarily consist of fees for implementation and onboarding services, consulting, and training. The majority of professional services contracts are billed in advance based on a fixed price basis, and revenue is recognized over time as the services are performed. For both subscription services and professional services, the time between billing the customer and when performance obligations are satisfied is generally not significant.

Contracts with customers often contain promises for multiple goods and services. For these contracts, the Company accounts for the promised goods and services in its contracts as separate performance obligations if they are distinct. The contract price, which represents transaction price when the contract reflects a fixed fee arrangement, or management's estimate of variable consideration including application of the constraint when the contract does not have a fixed fee, is allocated to the separate performance obligations on a relative standalone selling price basis. Whenever possible, standalone selling price is based on observable prices, and when such observable data is not available, the Company estimates standalone selling price using an approach designed to maximize the use of observable inputs.

The Company receives payments from customers based on billing schedules established in its contracts. Accounts receivable - unbilled represent contract assets related to its conditional right to consideration for subscription and professional services contracts where performance has occurred under the contract. Accounts receivable are primarily comprised of trade receivables that are recorded at the invoice amount, net of an allowance for credit losses, when the right to consideration becomes unconditional.

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of satisfaction of performance obligations.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business Segments

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The Company's business is organized and managed around a consolidated, enterprise approach, including with regard to technology, operations, accounting, internal reporting (including the nature of information reviewed by the CODM), organization structure, compensation, performance assessment, and resource allocation. The Company's CODM uses consolidated financial information to make operating decisions, assess financial performance, and allocate resources. Further, the CODM reviews and utilizes functional expenses (cost of revenues, product development, sales and marketing, general and administrative expenses, and depreciation and amortization) at the consolidated level to manage the Company's operations. Other segment items included in consolidated net income are interest income, other (expense) income, net and income tax provision, which are reflected in the Consolidated Statements of Income. Expenditures for additions to long-lived assets for the consolidated entity were $72.0 million, $45.0 million, and $46.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Use of Estimates

The Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles. These accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the Consolidated Financial Statements.

Cash Equivalents

The Company considers cash equivalents to be unrestricted, highly liquid investments with initial maturities of less than three months at purchase.

Marketable Securities

Marketable securities are classified as available for sale and are stated at fair value, with the unrealized gains and losses, net of tax, reported in other accumulated comprehensive loss on the accompanying Consolidated Balance Sheets. Realized gains and losses on investments in marketable securities are included in interest income and declines in market value due to credit-related factors on investments in marketable securities are included in other (expense) income, net on the accompanying Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income on the accompanying Consolidated Statements of Income. Premiums and discounts are amortized over the life of the related available for sale security as an adjustment to the yield using the effective interest method and are reflected as an operating activity within the Consolidated Statements of Cash Flows.

Deferred Commissions

Deferred commissions represent incremental costs incurred to acquire contracts with customers, such as the sales commission payment and associated payroll taxes, which are capitalized and amortized consistent with the transfer of the goods or services to the customer over the expected period of benefit. Capitalized contract costs of $38.9 million and $34.7 million at December 31, 2025 and 2024, respectively, are included under the caption other assets in the accompanying Consolidated Balance Sheets, and amortization of deferred commissions is included in sales and marketing expenses in the Consolidated Statements of Income. The expected period of benefit is the contract term, except when the capitalized commission is expected to provide economic benefit to the Company for a period longer than the contract term, such as for new customer or incremental sales where renewals are expected and renewal commissions are not commensurate with initial commissions. Non-commensurate commissions are amortized over the greater of the contract term or technological obsolescence period of three years.

Prepaid Royalties

Prepaid royalties represent advance payments to business partners under revenue sharing arrangements for which the Company sells and delivers such partner products to its customers. Royalties are typically paid in advance at the commencement of the subscription period or periodically throughout the subscription period, such as in quarterly, bi-annual, or annual installments. Royalty payments are amortized over the term of the underlying subscription contracts, which generally range from one to five years, in order to match the direct royalty costs to the same period the subscription revenue is recognized. Amortization of prepaid royalties is included under the caption cost of revenues (excluding depreciation and amortization) in the accompanying Consolidated Statements of Income.

Allowance for Credit Losses

The Company estimates its allowance for credit losses based on its historical collection experience, a review in each period of the aging status of the then-outstanding accounts receivable, and external market factors. Uncollectible receivables are written-off in the period management believes it has exhausted its ability to collect payment from the customer. Expected credit losses are recorded under the caption general and administrative expenses in the accompanying Consolidated Statements of Income.

Changes in the allowance for credit losses and the amounts charged to bad debt expense for the three years ended December 31, 2025 were as follows (in thousands):

	Allowance Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Allowance Balance at End of Period
2025	$ 1,248	$ 1,008	$ (804)	$ 1,452
2024	781	2,595	(2,128)	$ 1,248
2023	544	1,021	(784)	781

Capitalized Software and Content Development

Capitalized software and content development is stated on the basis of cost and is presented net of accumulated amortization, which was $177.0 million and $151.1 million as of December 31, 2025 and 2024, respectively. The Company capitalizes costs incurred during the development phase for projects to develop software and content. These assets are generally amortized using the straight-line method over three years. Amortization of capitalized software development was $25.9 million, $24.1 million, and $22.0 million during 2025, 2024, and 2023, respectively. Maintenance and operating costs are expensed as incurred.

Fair Value Measurement

The Company measures certain assets and liabilities at fair value in accordance with ASC 820, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy based on the observability of inputs used in valuation techniques:

Level 1 – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions about inputs market participants would use.

The Company uses valuation techniques appropriate to the circumstances and maximizes observable inputs when available and evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The Company's instruments measured at fair value on a recurring basis primarily include marketable securities (Level 1 - see Note 4 to the Consolidated Financial Statements) and contingent consideration from recently completed acquisitions (Level 3). Fair value of these Level 3 liabilities is determined using a discounted cash flow technique. Significant unobservable inputs were used in the assessment of fair value, including assumptions regarding future business results, discount rates, and probability assessments based on the likelihood of reaching various targets. Fair value of relevant assets and liabilities is remeasured each reporting period, with changes in fair value recorded within general and administrative expense. During the year ended December 31, 2025 and 2024, the Company recorded $6.0 million and $0.6 million of contingent consideration related to various acquisitions described in Note 8 to the Consolidated Financial Statements.

	Year Ended December 31,	
Contingent Consideration:	2025	2024
Beginning balance	$ 535	$ —
Purchases/Initial recognition	6,000	535
Total (gains) losses:		
Included in earnings	(85)	—
Included in other comprehensive income	—	—
Payments	—	—
Ending balance	$ 6,450	$ 535

Property and Equipment

Property and equipment are stated on the basis of cost. Depreciation is provided on the straight-line method over the following estimated useful lives, except for leasehold improvements, which are amortized over the shorter of the estimated useful life or their respective lease term.

	Years
Furniture and fixtures	5 - 7
Equipment	3

Goodwill

Goodwill represents the excess of purchase price in a business combination over the fair value of the net identifiable assets acquired, including intangible assets. The carrying amount of its goodwill is evaluated for impairment at least annually during the fourth quarter of each fiscal year and whenever events or changes in facts or circumstances indicate that impairment may exist. In accordance with ASC 350, *Intangibles – Goodwill and Other*, companies may opt to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A qualitative assessment includes factors such as financial performance, industry and market metrics, and other factors affecting the reporting unit. If this assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, then goodwill is not considered impaired and no further impairment testing is required. Conversely, if the qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company must then compare the fair value of the reporting unit to its carrying value. The Company determines fair value of the reporting unit using both income and market-based models. These models require the use of various assumptions relating to cash flow projections, growth rates, discount rates, and terminal value calculations. There were no goodwill impairments identified or recorded for the years ended December 31, 2025, 2024, and 2023.

Intangible Assets

The Company estimates the fair value of intangible assets acquired as part of a business combination using the income and cost methods, which are based on management's estimates and assumptions. As of December 31, 2025, intangible assets include customer relationships, internally developed technologies, non-competition agreements, and trade names. Intangible assets that are considered to have definite useful lives are being amortized on a straight-line basis over periods ranging between three and eighteen years. The weighted average amortization period for definite lived intangible assets as of December 31, 2025 was 11.9 years. Intangible assets considered to have indefinite useful lives are evaluated for impairment at least annually during the fourth quarter of each fiscal year, and all intangible assets are reviewed for impairment whenever events or changes in facts or circumstances indicate that the carrying amount of the assets may not be recoverable. There were no significant intangible asset impairments identified or recorded for the years ended December 31, 2025, 2024, and 2023.

Long-Lived Assets

Long-lived assets to be held for use are reviewed for events or changes in facts and circumstances, both internally and externally, which may indicate that an impairment of long-lived assets held for use is present. The Company measures any impairment using discounted future cash flows from the related long-lived assets. The cash flow estimates and discount rates incorporate management's best estimates, using appropriate and customary assumptions and projections at the date of evaluation. Management periodically evaluates whether the carrying value of long-lived assets, including intangible assets, property and equipment, capitalized software development, deferred commissions, and other assets will be recoverable. There were no significant long-lived asset impairments recorded for the years ended December 31, 2025, 2024, and 2023.

Non-Marketable Equity Investments

Non-marketable equity investments in limited liability companies with specific ownership accounts for each investor not resulting in a controlling financial interest are accounted for using the equity method of accounting. Non-marketable equity investments of preferred stock in corporations that do not result in a controlling financial interest are accounted for using the measurement alternative for equity investments that do not have readily determinable fair values. Accounting Standards Update ("ASU") 2016-01, *Financial Instruments – Overall (Subtopic 825-10)* requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The fair value of non-marketable equity investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The proportionate share of income or loss from equity method investments and any changes in fair value of investments accounted for using the measurement alternative are recorded under the caption other (expense) income, net in the accompanying Consolidated Statements of Income.

The aggregate carrying amount of non-marketable equity investments accounted for using the measurement alternative for equity investments that do not have readily determinable fair values was $1.5 million for both the years ended December 31, 2025 and 2024, which the Company evaluates for impairment at each reporting period, and are classified in other assets on the Consolidated Balance Sheets. There have been no adjustments recorded due to changes in the fair value of the non-marketable equity investments the Company held as of December 31, 2025 and 2024. The fair value of non-marketable equity investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

Financial Instruments

The Company has various financial instruments, including cash, cash equivalents, accounts receivable, accounts receivable-unbilled, accounts payable, and accrued liabilities. The carrying amounts of these financial instruments approximate fair value because of the short-term maturity or short-term nature of such instruments. The Company also has marketable securities, which are recorded at fair value based on quoted market prices or alternative pricing sources (see Note 4 – Marketable Securities) and non-marketable equity investments, which are recorded under the equity method or under the measurement alternative (see Note 1 - Non-Marketable Equity Investments).

Advertising

The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2025, 2024, and 2023 was $1.9 million, $1.9 million, and $1.5 million, respectively, and is included under the caption sales and marketing expense in the accompanying Consolidated Statements of Income.

Business Combinations

The Company accounts for business combinations in accordance with ASC 805, *Business Combinations* using the acquisition method of accounting. Under this method, the identifiable assets acquired, including intangibles assets such as customer relationships, trade names, non-compete agreements, and developed technology, liabilities assumed, and any noncontrolling interests are recognized and measured at their estimated fair values as of the acquisition date. The excess of the purchase consideration over the fair value of net assets acquired is recorded as goodwill. Transaction-related expenses are expensed as incurred. The fair value measurements applied in accounting for business combinations may require significant judgment, including estimates related to future cash flows associated with intangible assets, discount rates, market-participant assumptions, projected synergies and operating results, and useful lives. These judgments rely on unobservable inputs and valuation models consistent with ASC 820, and certain asset and liability valuations may include Level 3 inputs due to limited market data. The results of operations of acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition date.

Contingent Consideration

Some business combinations include arrangements that require future payments to the seller based on the achievement of specified financial or operational metrics (earn-outs). The Company recognizes the fair value of contingent consideration as part of the purchase consideration as of the acquisition date in accordance with ASC 805. Contingent consideration obligations are typically measured using probability-weighted performance outcomes and discounted cash-flow models or other option-pricing techniques that incorporate significant unobservable inputs (Level 3), such as management's estimates of revenue or performance outcomes, the probability of achieving milestone events, timing of expected payments, and market-participant discount rates. After initial recognition, contingent consideration classified as a liability is remeasured at fair value at each reporting period, with changes in fair value recorded under the caption general and administrative expenses in the accompanying Consolidated Statements of Income. Because of the use of Level 3 valuation inputs, fair-value changes may result in earnings volatility. Cash flows related to contingent consideration are classified in the Consolidated Statements of Cash Flows based on the nature and timing of the payments. Cash payments made after the acquisition date to settle contingent consideration obligations are classified according to their underlying nature: amounts that represent deferred purchase price are presented as financing activities, while payments attributable to fair value remeasurements recognized in earnings are presented as operating activities, consistent with the income statement classification of the related expense. Non-cash changes in the fair value of contingent consideration do not affect cash flows and are disclosed as non-cash investing or financing activities when material.

Income Taxes

Income taxes are accounted for using the asset and liability method, whereby deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities measured at tax rates that will be in effect for the year in which the differences are expected to reverse. Management evaluates all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law. There are four possible sources of taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards: 1) future reversals of existing taxable temporary differences, 2) future taxable income exclusive of reversing temporary differences and carryforwards, 3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, and 4) tax-planning strategies that would, if necessary, be implemented to realize deductible temporary differences or carryforwards prior to their expiration. Management reviews the realizability of its deferred tax assets each reporting period to identify whether any significant changes in circumstances or assumptions have occurred that could materially affect the realizability of deferred tax assets. The Company accounts for income tax uncertainties using a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit to be recognized in the financial statements. The Company recognizes interest accrued and penalties related to uncertain tax positions in the caption income tax provision in the accompanying Consolidated Statements of Income.

Earnings per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are composed of incremental common shares issuable upon the exercise of stock options and restricted share units subject to vesting. The dilutive effect of common equivalent shares is included in diluted earnings per share by application of the treasury stock method. Common equivalent shares that have an anti-dilutive effect on diluted net income per share are excluded from the calculation of diluted weighted average shares outstanding.

Concentrations of Credit Risk and Significant Customers

The Company's credit risks relate primarily to cash, cash equivalents, marketable securities, accounts receivable, and accounts receivable - unbilled. The Company places its temporary excess cash in high quality, short-term money market instruments. At times, such investments may be in excess of the FDIC insurance limits. Marketable securities consist primarily of U.S. treasuries.

The Company sells its products and services to various companies in the healthcare industry that are primarily located in the United States. Customer credit worthiness evaluations are performed on an as-needed basis, and the Company generally requires no collateral from customers. An allowance for credit losses is maintained for potentially uncollectible accounts receivable. The Company did not have any single customer representing over 10% of net revenues or accounts receivable during or as of the years ended December 31, 2025, 2024, and 2023, respectively.

Stock-Based Compensation

As of December 31, 2025, the Company maintained two stock-based compensation plans under which awards are outstanding, as described in Note 10. The Company accounts for stock-based compensation using the fair-value based method for costs related to share-based payments, including stock options and restricted share units. The Company uses the Black Scholes option pricing model for calculating the fair value of option awards issued under its stock-based compensation plans. The Company measures compensation cost of restricted share units based on the closing fair value of the Company's stock on the date of grant. Stock-based compensation cost is measured at the grant date, based on the fair value of the award that is ultimately expected to vest by estimating forfeitures, and is recognized as an expense over the requisite service period. The Company has also granted performance restricted stock unit awards, which include a performance condition, to its executive officers. Stock-based compensation expense related to awards with a performance condition are measured based on the grant date closing stock price, and the expense related to these awards is recognized based on the requisite service period elapsed, as well as the probability of achievement of the performance condition as of the end of our reporting period. The Company recognizes tax benefits or deficiencies from stock-based compensation if an excess tax benefit or deficiency is realized. Excess tax benefits and deficiencies are reflected in the Consolidated Statements of Income as a component of the provision for income taxes when realized.

Leases

The Company has four non-cancelable agreements to lease office space. For leases with a lease term greater than 12 months, the Company recognizes a right-of-use ("ROU") asset and a lease liability on the balance sheet at the lease commencement date. Lease liabilities and their corresponding ROU assets are recorded based on the present value of the future lease payments over the expected lease term. The Company does not have any lease contracts that contain: (1) an option to extend that the Company is reasonably certain to exercise, (2) an option to terminate that the Company is reasonably certain not to exercise, or (3) an option to extend (or not to terminate) in which exercise of the option is controlled by the lessor. Additionally, the Company does not have any leases with residual value guarantees or material restrictive covenants. The Company's lease agreements contain provisions for escalating rent payments over the terms of the leases, which are fixed within the contract. The Company's leases do not contain readily determinable implicit discount rates, and as such the Company must use its incremental borrowing rate to discount the future lease payments based on information available at lease commencement. The incremental borrowing rate was estimated by determining the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Foreign Currency

The functional currency for the Company's subsidiaries is determined based on the primary economic environment in which the subsidiary operates. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized as cumulative translation adjustments included in accumulated other comprehensive loss in the Consolidated Balance Sheets. Gains and losses resulting from foreign currency transactions that are denominated in currencies other than the Company's functional currency are included within other (expense) income, net on the Consolidated Statements of Income.

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Account Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities to provide disclosure of disaggregated information in the entity's tax rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The ASU is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard effective January 1, 2025 using a prospective method. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. For further information, refer to Note 9 - Income Taxes.

In November 2024, the FASB issued ASU 2024-04, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses*, which requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items in the footnotes to the financial statements for both annual and interim periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard.

In September 2025, the FASB issued ASU *2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU *2025-06* amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile development. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects, or on a retrospective basis. The Company is currently evaluating the impact of this accounting standard on its consolidated financial statements.

2. SHAREHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 75 million shares of common stock. The number of common shares issued and outstanding as of December 31, 2025 and 2024 was 29.6 million and 30.4 million, respectively.

Preferred Stock

The Company is authorized to issue up to 10 million shares of preferred stock in one or more series, having the relative voting powers, designations, preferences, rights and qualifications, limitations or restrictions, and other terms as the Board of Directors may fix in providing for the issuance of such series, without any vote or action of the shareholders. As of December 31, 2025 and 2024, there were no shares of preferred stock issued or outstanding.

Dividends on Common Stock

On February 20, 2023, the Company's Board approved a quarterly cash dividend policy, marking the first dividend policy adopted by the Company ("Dividend Policy"). During the years ended December 31, 2025, 2024, and 2023, the Board declared quarterly dividends under the Dividend Policy totaling $0.124, $0.112, and $0.100 per share for the year, respectively, for a cash outlay of $3.7 million, $3.4 million, and $3.1 million, respectively.

Additionally, on February 23, 2026, the Board approved the Company's first quarter 2026 cash dividend of $0.035 per share, payable on March 20, 2026 to holders of record on March 9, 2026.

Share Repurchase Plan

On September 13, 2023, the Company announced that the Board authorized a share repurchase program to repurchase up to $10.0 million of the Company's outstanding shares of common stock. During the year ended December 31, 2023, the Company repurchased and subsequently retired 404,188 shares at an aggregate fair value of $8.9 million, reflecting an average price per share of $22.07 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022). No repurchases occurred under this share repurchase program during the year ended December 31, 2024. The share repurchase program expired according to its term on March 31, 2024.

On May 8, 2025, the Company's Board of Directors approved a share repurchase program for the Company's common stock, under which the Company was authorized to repurchase up to $25.0 million of outstanding shares of common stock. Pursuant to the authorization, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. The share repurchase program provided that it would terminate on the earlier of May 31, 2026, or when the maximum dollar amount under the program was expended. During the year ended December 31, 2025, the Company repurchased and subsequently retired 905,786 shares of common stock at an aggregate fair value of $25.0 million under this authorization, reflecting an average price per share of $27.60 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022). This share repurchase program ended in July 2025 when the maximum dollar amount under this program was expended.

On November 11, 2025, the Company announced another share repurchase program approved by the Board of Directors under which the Company was authorized to repurchase up to $10.0 million of its outstanding shares of common stock. Pursuant to this authorization, the Company was authorized to make repurchases in the open market, including under a Rule 10b5-1 plan, through privately negotiated transactions, or otherwise. The share repurchase program provided that it would terminate on the earlier of February 26, 2026, or when the maximum dollar amount under the program was expended. During the year ended December 31, 2025, the Company repurchased and subsequently retired 205,804 shares of common stock at an aggregate fair value of $5.0 million under this authorization, reflecting an average price per share of $24.29 (excluding the cost of broker commissions and the 1% share repurchase excise tax imposed by the Inflation Reduction Act of 2022), and the Company continued to repurchase shares pursuant to this authorization during the first quarter of 2026, completing the program in January by repurchasing 222,978 additional shares valued at $5.0 million. This share repurchase program terminated in January 2026 when the maximum dollar amount was expended.

3. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three years ended December 31, 2025 (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net income	$ 18,342	$ 20,007	$ 15,213
Denominator:			
Weighted-average shares outstanding	30,018	30,386	30,571
Effect of dilutive shares	126	158	102
Weighted-average diluted shares	30,144	30,544	30,673
Net income per share:			
Basic	$ 0.61	$ 0.66	$ 0.50
Diluted	$ 0.61	$ 0.66	$ 0.50

Potentially dilutive shares representing 215,000, 169,000, and 252,000 shares of common stock for the years ended December 31, 2025, 2024, and 2023, respectively, were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive.

4. MARKETABLE SECURITIES

At December 31, 2025 and 2024, the fair value of marketable securities, which were all classified as available for sale, included the following (in thousands):

| | December 31, 2025 | | | |
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Level 2:				
U.S. treasury debt securities	$ 20,817	$ 26	$ —	$ 20,843
Total	$ 20,817	$ 26	$ —	$ 20,843

| | December 31, 2024 | | | |
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Level 2:				
U.S. treasury debt securities	$ 37,726	$ 24	$ (2)	$ 37,748
Total	$ 37,726	$ 24	$ (2)	$ 37,748

The carrying amounts of the marketable securities reported in the Consolidated Balance Sheets approximate fair value based on quoted market prices or alternative pricing sources and models utilizing market observable inputs. As of December 31, 2025 and 2024, the Company did not recognize any allowance for credit impairments on its available for sale debt securities. All investments in marketable securities are classified as current assets on the Consolidated Balance Sheets because the underlying securities mature within one year from the balance sheet date.

5. REVENUE RECOGNITION

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those goods or services.

The following table represents revenues disaggregated by revenue source for the three years ended December 31, 2025, 2024, and 2023 (in thousands). Sales taxes are excluded from revenues.

	Year Ended December 31,		
	2025	**2024**	**2023**
Subscription services	$ 293,625	$ 280,316	$ 267,935
Professional services	10,439	11,330	11,128
Total revenues, net	$ 304,064	$ 291,646	$ 279,063

During the years ended December 31, 2025, 2024, and 2023, the Company recognized revenues of $85.4 million, $84.3 million, and $79.6 million, respectively, from amounts included in deferred revenue at the beginning of the respective period. As of December 31, 2025, $691 million of revenue is expected to be recognized from remaining performance obligations under contracts with customers. The Company expects to recognize revenue on approximately 39% of these remaining performance obligations over the next 12 months, 67% over the next 24 months, and 85% over the next 36 months, with the remaining amounts recognized thereafter.

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	December 31,	
	2025	**2024**
Equipment	$ 12,581	$ 11,024
Leasehold improvements	14,064	14,424
Furniture and fixtures	4,898	4,786
Gross property and equipment	31,543	30,234
Accumulated depreciation and amortization	(20,882)	(19,493)
Property and equipment, net	$ 10,661	$ 10,741

Depreciation of property and equipment totaled $3.9 million, $3.8 million, and $4.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 are as follows (in thousands):

		2025
Balance at January 1, 2025	$	191,220
Acquisition of Virsys12		6,108
Acquisition of MissionCare		19,613
Effect of exchange rate changes		577
Balance at December 31, 2025	$	217,518

		2024
Balance at January 1, 2024	$	191,379
Acquisition of TCPS		690
Acquisition of The Clinical Hub		194
Effect of exchange rate changes		(1,043)
Balance at December 31, 2024	$	191,220

Intangible assets other than goodwill that are considered to have finite useful lives include customer-related intangibles consisting of customer relationships, which are amortized over their estimated useful lives ranging from eight to eighteen years, and other intangible assets consisting of developed technology, non-competition agreements, and trade names, which are amortized over their estimated useful lives ranging from three to ten years. Amortization of intangible assets was $13.7 million, $13.4 million, and $14.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Identifiable intangible assets are comprised of the following (in thousands):

	As of December 31, 2025					**As of December 31, 2024**				
	Gross Amount		**Accumulated Amortization**		**Net**		**Gross Amount**		**Accumulated Amortization**	**Net**
Customer related	$	116,589	$	(67,377)	$	49,212	$	106,001	$ (58,536)	$ 47,465
Developed Technology		18,790		(5,411)		13,379		23,400	(17,307)	6,093
Other		4,066		(1,727)		2,339		4,465	(2,475)	1,990
Total	$	139,445	$	(74,515)	$	64,930	$	133,866	$ (78,318)	$ 55,548

The expected future annual amortization expense for the years ending December 31, is as follows (in thousands):

2026	$	13,650
2027		12,845
2028		9,631
2029		7,936
2030		6,245
Thereafter		14,623
Total	$	64,930

8. BUSINESS COMBINATIONS

Virsys12

On October 8, 2025, the Company acquired all of the outstanding equity of Virsys12, LLC ("Virsys12"), a Brentwood, Tennessee-based healthcare technology company that offers payers and health plans an innovative provider data management suite used for onboarding, credentialing, and network management. The consideration paid at closing for Virsys12 consisted of approximately $11.4 million payable in cash, giving effect to customary purchase price adjustments and a post-closing working capital adjustment. In addition, up to an additional $4.0 million in cash may be paid over a three-year period following closing, contingent upon the achievement of certain financial targets. This acquisition expanded the Company's existing provider data management and credentialing solution for payers and health plan enterprises, called Network by HealthStream™, which is a part of its broader, market-leading Credentialing application suite. The acquisition was accounted for using the acquisition method of business combination under ASC 805. The Company incurred $0.1 million in acquisition-related transaction costs, which are recorded in general and administrative expenses in the Consolidated Statement of Income. The results of operations for Virsys12 have been included in the Company's Financial Statements from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

Cash	$	11,430
Fair value of contingent consideration		1,000
Total consideration	$	12,430

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash	$	741
Accounts and unbilled receivable		72
Prepaid and other current assets		595
Operating lease right-of-use asset		252
Property and equipment		13
Deferred tax assets		529
Goodwill		6,108
Intangible assets		7,050
Accounts payable and accrued liabilities		(926)
Deferred revenue		(2,004)
Net assets acquired	$	12,430

The excess of preliminary purchase price over the preliminary fair values of net tangible and intangible assets is recorded as goodwill. The preliminary fair values of tangible and identifiable intangible assets and liabilities are based on management's estimates and assumptions. The preliminary fair values of assets acquired and liabilities assumed continue to be subject to change during the measurement period (up to one year from the acquisition date) as the Company finalizes the valuation of these items. The primary areas of the preliminary purchase price allocation that are not finalized include the composition and valuation of an indemnification asset and liability related to sales tax attributes, which is preliminarily valued at $0.4 million. The primary intangible asset acquired was developed technology. The fair value estimate for developed technology intangible asset included significant assumptions in the prospective financial information, such as revenue growth, obsolescence factor, EBITDA margin, and the discount rate. Additionally, these assumptions are forward looking and could be affected by future economic and market conditions. The goodwill balance is primarily attributed to the assembled workforce, additional market opportunities from offering Virsys12 products, and expected synergies from integrating Virsys12 with other products or other combined functional areas within the Company. The goodwill balance is deductible for U.S. income tax purposes.

The following table sets forth the preliminary components of identifiable intangible assets and their estimated useful lives as of the acquisition date (in thousands):

	Fair value		Useful life
Customer relationship	$	700	10 years
Developed technology		5,900	5 years
Non-compete		250	5 years
Trade name		200	3 years
Total intangible assets subject to amortization	$	7,050	

The following unaudited pro forma financial information summarizes the results of operations of the Company and Virsys12 as though the companies were combined as of January 1, 2024 (in thousands, except per share data):

| | Year Ended December 31, | |
	2025	2024
Total revenues	$ 309,333	$ 298,883
Net income	$ 18,040	$ 18,850
Net income per share - basic	$ 0.60	$ 0.62
Net income per share - diluted	$ 0.60	$ 0.62

These unaudited pro forma combined results of operations include certain adjustments arising from the acquisition, such as amortization of intangible assets, depreciation of property and equipment, and interest expense related to Virsys12's previously outstanding debt. The unaudited pro forma combined results of operations is for informational purposes only and is not indicative of what the Company's results of operations would have been had the transaction occurred at the beginning of the earliest period presented or to project the Company's results of operations in any future period.

MissionCare Collective

On December 15, 2025, the Company acquired all of the outstanding equity of MissionCare Collective, LLC ("MissionCare"), a healthcare workforce company that includes the largest caregiver network in the U.S. The consideration paid at closing for MissionCare consisted of approximately $24.6 million payable in cash at closing, giving effect to customary purchase price adjustments, and is subject to a post-closing working capital adjustment. In addition, 165,684 shares of HealthStream common stock valued at $4.0 million were issued at closing through a private placement, and up to an additional $10.0 million in cash may be paid over a three-year period following closing, contingent upon the achievement of certain financial targets. The acquisition will be accounted for using the acquisition method of business combination under ASC 805. The Company incurred $0.4 million in acquisition-related transaction costs, which are recorded in general and administrative expenses in the Consolidated Statement of Income. The results of operations for MissionCare have been included in the Company's Consolidated Financial Statements from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

Cash	$ 24,568
Common stock issued	4,000
Fair value of contingent consideration	5,000
Total consideration	$ 33,568

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash	$ 165
Accounts receivable	630
Prepaid and other current assets	1,013
Deferred tax assets	957
Goodwill	19,613
Intangible assets	16,150
Accounts payable and accrued liabilities	(1,192)
Deferred revenue	(3,768)
Net assets acquired	$ 33,568

The excess of preliminary purchase price over the preliminary fair values of net tangible and intangible assets is recorded as goodwill. The preliminary fair values of tangible and identifiable intangible assets and liabilities are based on management's estimates and assumptions. The preliminary fair values of assets acquired and liabilities assumed continue to be subject to change during the measurement period (up to one year from the acquisition date) as the Company finalizes the valuation of these items. The entire purchase price allocation, including the composition and valuation of an indemnification asset and liability related to sales tax attributes, which is preliminarily valued at $1.0 million, is preliminary. Preliminarily, the primary intangible assets acquired were customer relationships and developed technology. The goodwill balance is primarily attributed to the assembled workforce, additional market opportunities arising from offering MissionCare products, and expected synergies from integrating MissionCare with other products or other combined functional areas within the Company. The goodwill balance is deductible for U.S. income tax purposes.

The following table sets forth the preliminary components of identifiable intangible assets and their estimated useful lives as of the acquisition date (in thousands):

	Fair value	Useful life
Customer relationships	$ 9,700	10 years
Developed technology	5,950	5 years
Trade name	500	5 years
Total intangible assets subject to amortization	$ 16,150	

The following unaudited pro forma financial information summarizes the results of operations of the Company and MissionCare as though the companies were combined as of January 1, 2024 (in thousands, except per share data):

	Year Ended December 31,	
	2025	2024
Total revenues	$ 312,757	$ 301,100
Net income	$ 20,041	$ 21,505
Net income per share - basic	$ 0.67	$ 0.71
Net income per share - diluted	$ 0.66	$ 0.70

These unaudited pro forma combined results of operations include certain adjustments arising from the acquisition, such as amortization of intangible assets. The unaudited pro forma combined results of operations is for informational purposes only and is not indicative of what the Company's results of operations would have been had the transaction occurred at the beginning of the earliest period presented or to project the Company's results of operations in any future period.

During the year ended December 31, 2024, the Company completed business combinations of Total Clinical Placement System ("TCPS") and The Clinical Hub, Inc. ("The Clinical Hub") for total purchase consideration of $1.3 million in cash paid at closing, with up to an additional $0.6 million in cash payable by the Company based on agreed upon metrics of the acquirees during certain periods following closing. Both TCPS and The Clinical Hub are clinical rotation management companies offering a process that streamlines the managing and placement of students into clinical rotations that include scheduling, onboarding, tracking, and ensuring proper compliance and credentials are in place for students, schools, and healthcare organizations, further enlarging the Company's footprint among nursing and allied healthcare students as they prepare for careers in healthcare. The acquisitions are not considered material to the Company's financial statements, either individually or in the aggregate. The acquisitions were accounted for using the acquisition method of business combination under ASC 805.

9. INCOME TAXES

Components of income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 23,618	$ 25,201	$ 18,472
Foreign	(400)	(398)	39
Income before income tax provision	$ 23,218	$ 24,803	$ 18,511

59

The provision for income taxes is comprised of the following (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Current federal	$	(794)	$	4,712	$	4,066
Current state		536		1,184		942
Current foreign		17		14		15
Deferred federal		4,622		(827)		(1,493)
Deferred state		617		(223)		(214)
Deferred foreign		(122)		(64)		(18)
Provision for income taxes	$	4,876	$	4,796	$	3,298

As noted above, we adopted ASU 2023-09 on a prospective basis effective January 1, 2025. The following table presents required disclosure pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to our actual global effective amount and rate for the year ended December 31, 2025:

	Year Ended December 31, 2025		
	Amount		**Percent**
U.S. federal statutory tax rate	$	4,876	21.00%
State and local income taxes, net of federal income tax effect [a]		1,054	4.54%
Foreign tax effects			
Other foreign jurisdictions[b]		(20)	-0.09%
Tax credits			
Research and development tax credits		(790)	-3.40%
Other adjustments		(244)	-1.05%
Effective tax rate	$	4,876	21.00%

[a] State taxes in California, Minnesota, Oregon, Pennsylvania, Tennessee, and Texas made up the majority (greater than 50%) of the tax effect in this category
[b] Includes Australia, Canada, and New Zealand

The following table presents a pre-ASU 2023-09 adoption reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying Consolidated Statements of Income is as follows (in thousands) for the years ended December 31, 2024 and 2023:

	2024		2023	
Federal tax provision at the statutory rate	$	5,187	$	3,887
State income tax provision, net of federal benefit		710		528
Tax credits		(1,284)		(1,197)
Change in valuation allowance		52		3
Adjustments for prior year taxes		(36)		(19)
Changes in uncertain tax positions		160		167
Other		7		(71)
Provision for income taxes	$	4,796	$	3,298

Management periodically assesses the realizability of its deferred tax assets, and to the extent that a recovery is not likely, a valuation allowance is established to reduce the deferred tax asset to the amount estimated to be recoverable. At December 31, 2025, the Company has a valuation allowance of $2.0 million recorded against deferred tax assets for state net operating losses and certain foreign deferred tax assets.

As of December 31, 2025, the Company had federal, state, and foreign net operating loss carryforwards of $14.4 million, $9.9 million, and $8.0 million, respectively. Certain losses have an indefinite carryforward period, while other loss carryforwards will expire in years 2032 through 2045. A portion of the net operating loss carryforwards are subject to annual limitations under Internal Revenue Code Section 382. The annual limitations could result in the expiration of net operating loss and tax credit carryforwards before they are fully utilized. The Company is subject to income taxation at the federal, foreign, and various state levels. The Company is no longer subject to U.S. federal tax examinations for tax years before 2022, and with few exceptions, the Company is not subject to examination by foreign or state tax authorities for tax years which ended before 2022. Loss carryforwards and credit carryforwards generated or utilized in years earlier than 2022 are also subject to examination and adjustment.

A reconciliation of the beginning and ending liability for gross unrecognized tax benefits are as follows (in thousands):

	December 31,		
	2025		**2024**
Balance at beginning of year	$ 1,140	$	1,160
Additions for tax positions in current year	227		319
Reductions for tax positions of prior years	(216)		(173)
Reductions for payments for tax positions of prior years	—		(166)
Balance at end of year	$ 1,151	$	1,140

Unrecognized tax benefits included tax positions of $1.2 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively, that if recognized would impact the Company's effective tax rate.

Significant components of deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31,		
	2025		**2024**
Deferred tax assets:			
Allowance for credit losses	$ 368	$	316
Accrued liabilities	736		681
Capitalized software development	—		2,916
Lease liability	4,447		5,097
Tax credits	520		557
Stock-based compensation	1,239		1,267
Deferred revenue	1,404		451
Net operating loss carryforwards	5,548		2,595
Total deferred tax assets	14,262		13,880
Less: Valuation allowance	(1,992)		(1,900)
Deferred tax assets, net of valuation allowance	12,270		11,980
Deferred tax liabilities:			
Deductible goodwill	8,642		7,796
Nondeductible intangible assets	1,538		1,741
Right of use assets	3,863		4,410
Prepaid assets	12,506		11,156
Capitalized software development	2,478		—
Property and equipment	1,458		1,425
Basis difference on investments	31		48
Total deferred tax liabilities	30,516		26,576
Net deferred tax liabilities	$ 18,246	$	14,596

We adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and have included the following table as a result of our adoption, which presents income taxes paid (net of refunds received) for the year ended December 31, 2025:

Federal	$	960
State		
Pennsylvania		94
Texas		95
Other States		605
Foreign		18
Income taxes, net of amounts refunded	$	1,772

10. STOCK-BASED COMPENSATION

Stock Incentive Plan

The Company has outstanding stock-based awards under its 2016 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan ("2022 Plan"). The 2022 Plan authorizes the grant of options, restricted share units ("RSUs"), or other forms of stock-based compensation to employees, officers, directors, and others, and such grants must be approved by the Compensation Committee of the Board of Directors. The 2022 Plan allows the Compensation Committee of the Board of Directors to determine the vesting period and parameters of each grant. The vesting period of the options and RSUs granted has historically included annual vesting over a period of up to five years, generally beginning one year after the grant date. As of December 31, 2025, 651,250 shares of common stock were available to be granted under the 2022 Plan.

Stock Option Activity

A summary of activity relative to stock options for the year ended December 31, 2025 is as follows (in thousands, except weighted-average exercise price).

	Common Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of period	90	$ 20.34	
Granted	143	23.93	
Exercised	—	—	
Expired	—	—	
Forfeited	—	—	
Outstanding at end of period	233	$ 22.54	$ 246
Exercisable at end of period	90	$ 20.34	$ 246

The weighted average remaining contractual term of options outstanding at December 31, 2025 was 8 years.

Restricted Share Unit Activity

A summary of activity relative to RSUs for the year ended December 31, 2025 is as follows (in thousands, except weighted-average grant date fair value):

	Number of RSU's	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at beginning of period	571	$ 24.54	
Granted	206	29.16	
Vested	(198)	23.77	
Forfeited	(61)	25.41	
Outstanding at end of period	518	$ 26.57	$ 11,940

The aggregate fair value of RSUs that vested during the year ended December 31, 2025 and 2024, as of the respective vesting dates, was $4.7 million and $4.0 million, respectively.

62

Stock-Based Compensation

Total stock-based compensation expense recorded in the Consolidated Statements of Income for the years ended December 31, is as follows (in thousands):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Cost of revenues (excluding depreciation and amortization)	$	1,545	$	94	$	183
Product development		2,304		745		692
Sales and marketing		1,114		529		485
General and administrative		3,182		3,102		2,793
Total stock-based compensation expense	$	8,145	$	4,470	$	4,153

The Company amortizes the fair value of all stock-based awards, net of estimated forfeitures, on a straight-line basis over the requisite service period, which generally is the vesting period. As of December 31, 2025, total unrecognized compensation expense related to non-vested stock options and RSUs was $7.9 million, net of estimated forfeitures, with a weighted average expense recognition period remaining of 2.8 years.

Stock Awards

During December 2025, the Company's Chief Executive Officer, Robert A. Frist, Jr., contributed 146,286 of his personally owned shares of HealthStream, Inc. common stock (valued at $3.5 million) to the Company, without any consideration paid to him, for the benefit of the Company's employees. In connection therewith, effective December 9, 2025 the Company approved the award of 146,286 fully vested shares of common stock to over 700 employees of the Company under the 2022 Plan. These shares were issued in December 2025. As required by ASC 718, *Compensation – Stock Compensation*, the Company recognized $3.5 million of stock-based compensation expense for these stock awards during the three months ended December 31, 2025 based on the closing fair market value of the Company's stock on the date of the Company's approval of these grants. Total payments related to the employees' tax obligations to taxing authorities for these stock awards were $1.1 million and are reflected as a financing activity within the Consolidated Statement of Cash Flows for 2025. In addition, the employer taxes and expenses associated with these grants were $0.3 million and were recorded as an expense during December 2025. Mr. Frist contributed an additional 11,492 of his personally owned shares to the Company to cover the amount of these employer taxes and expenses. The receipt of shares from Mr. Frist and in connection with the withholding of shares as set forth above are presented on the Company's Statement of Shareholders' Equity in a similar manner as a share repurchase (i.e., reduction of outstanding shares).

11. EMPLOYEE BENEFIT PLAN

401(k) Plan

The Company has a defined-contribution employee benefit plan (401(k) Plan) incorporating provisions of Section 401(k) of the Internal Revenue Code. Employees must have attained the age of 21 and have completed thirty days of service to be eligible to participate in the 401(k) Plan. Under the provisions of the 401(k) Plan, a plan member may make contributions, on a tax-deferred basis, subject to IRS limitations. The Company elected to provide eligible employees with matching contributions totaling $0.9 million, $1.7 million, and $1.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

63

12. DEBT

At December 31, 2025 and 2024, the Company had no debt outstanding.

Revolving Credit Facility

On October 6, 2023, the Company entered into an Amended and Restated Revolving Credit Agreement ("Revolving Credit Facility"), amending the Revolving Credit Facility dated as of November 24, 2014, as amended, with certain lenders party thereto from time to time, and Truist, as Administrative Agent for the lenders. Under the Revolving Credit Facility, the Company may borrow up to $50.0 million, which includes a $5.0 million swingline sub-facility and a $5.0 million letter of credit sub-facility, as well as an accordion feature that allows the Company to increase the Revolving Credit Facility by a total of up to $25.0 million, subject to securing additional commitments from existing lenders or new lending institutions. The Revolving Credit Facility has a maturity date of October 6, 2026.

The Company's obligations under the Revolving Credit Facility are unsecured. In addition, if the Company forms or acquires any domestic subsidiaries, the loans and other obligations under the Revolving Credit Facility will be guaranteed by such domestic subsidiaries.

At the Company's election, the borrowings under the Revolving Credit Facility, other than the swingline loans, bear interest at either (1) a base rate defined as the highest of (a) the rate which the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, or (b) the Federal Funds Rate, as in effect from time to time, plus one-half of one percent (0.50%) per annum (any changes in such rates to be effective as of the date of any change in such rate), plus in each case an applicable margin that varies with the company's funded debt leverage ratio; or (2) a term secured overnight financing rate ("SOFR") defined as the greater of (a)(i) the forward-looking term rate based on SOFR determined as of the reference time for such interest period with a term equivalent to such interest period plus (ii) a term SOFR adjustment equal to 0.10% per annum and (b) zero, plus, in each case, an applicable margin that varies with the Company's consolidated total leverage ratio. The Company's borrowings under the swingline loans bear interest at the base rate plus the applicable margin. The initial applicable margin for base rate loans is 0.50% and the initial applicable margin SOFR loans is 1.50%. The applicable margins will be adjusted quarterly, in each case two (2) business days after the Administrative Agent's receipt of the Company's quarterly financial statements. The Company is also required to pay a commitment fee accruing on the unused revolving commitment, which fee initially is 20 basis points per annum and a letter of credit fee, accruing at a rate per annum equal to the applicable margin for SOFR loans then in effect on the daily average amount of such lender's letter of credit exposure.

Principal is payable in full at maturity on October 6, 2026, and there are no scheduled principal payments prior to maturity. Interest on base rate loans and swingline loans is payable quarterly in arrears, and interest on SOFR loans is payable at the end of each interest period, and in the case of interest periods longer than three months, on each day which occurs every three months after the initial date of such interest period.

The purpose of the Revolving Credit Facility is for general working capital needs, permitted acquisitions (as defined in the Amended and Restated Revolving Credit Agreement), and for stock repurchase and/or redemption transactions that the Company may authorize.

In addition, the Revolving Credit Facility requires the Company to meet certain financial tests, including, without limitation:

- a funded debt leverage ratio (consolidated debt/consolidated EBITDA) of not greater than 3.0 to 1.0; and

- an interest coverage ratio (consolidated EBITDA/consolidated interest expense) of not less than 3.0 to 1.0.

In addition, the Revolving Credit Facility contains certain customary affirmative and negative covenants that, among other things, restrict additional indebtedness, liens and encumbrances, changes to the character of the Company's business, acquisitions, asset dispositions, mergers and consolidations, sale or discount of receivables, creation or acquisitions of additional subsidiaries, and other matters customarily restricted in such agreements.

As of December 31, 2025, the Company was in compliance with all covenants. There were no balances outstanding on the Revolving Credit Facility as of December 31, 2025 and there were no borrowings under the Revolving Credit Facility during the year ended December 31, 2025.

13. LEASES

The Company's operating lease expense as presented in general and administrative expense in the Consolidated Statements of Income was $3.9 million, $4.3 million, and $4.6 million for the twelve months ended December 31, 2025, 2024, and 2023, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $4.0 million and $4.3 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the weighted-average remaining lease term was 5.7 years and 6.6 years, respectively, and the weighted-average incremental borrowing rate was 6%. As of December 31, 2025, the Company did not have any leases that had not yet commenced.

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands).

		Year Ended December 31,			
		2025		2024	
Assets	**Classification**				
Operating lease right-of-use assets	Operating lease right of use assets, net	$	15,272	$	17,453
Total leased assets		$	15,272	$	17,453
Liabilities					
Operating lease liabilities, current	Accounts payable and accrued expenses	$	2,893	$	2,802
Operating lease liabilities, noncurrent	Operating lease liability, noncurrent		14,684		17,366
Total operating lease liabilities		$	17,577	$	20,168

The table below presents the maturities of lease liabilities under non-cancellable leases as of December 31, 2025 (in thousands).

2026	$	3,866
2027		3,385
2028		3,453
2029		3,522
2030		3,592
Thereafter		3,049
Total undiscounted lease payments	$	20,867
Less imputed interest		3,290
Total lease liabilities	$	17,577

During the year ended December 31, 2025, the Company entered into an agreement to sublease a portion of its office space in the Capitol View building in Nashville, Tennessee to optimize the workforce performance to deliver positive results for customers, employees, and shareholders. The Company's corporate headquarters remains in Nashville in the Capitol View building, while the Company continues to hire new employees both locally and nationally to support growth. The sublease commenced in April 2025 and will expire in October 2031. The Company recorded sublease income, net of initial direct costs amortization, of $2.3 million during the year ended December 31, 2025. In addition, the Company expects to record sublease income, net, of approximately $3.2 million annually for the next five years and $2.6 million thereafter.

14. LITIGATION

In connection with its business, the Company is from time to time involved in various legal actions. The litigation process is inherently uncertain, and it is possible that the resolution of such matters might have a material adverse effect upon the financial condition and/or results of operations of the Company. However, in the opinion of the Company's management, matters currently pending or threatened against the Company are not expected to have a material adverse effect on the financial position or results of operations of the Company. The Company accrues for loss contingencies when it is both probable that the Company will incur the loss and when the amount of the loss can be reasonably estimated.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

HealthStream's chief executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the Exchange Act)) as of December 31, 2025. Based on that evaluation, the chief executive officer and principal financial officer have concluded that HealthStream's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and the information required to be disclosed in the reports the Company files or submits under the Exchange Act was accumulated and communicated to the Company's management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for assessing the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed above, we completed the acquisition of Virsys12, LLC on October 8, 2025 and MissionCare Collective, LLC on December 15, 2025. We are continuing the process of analyzing the systems of internal control over financial reporting of these acquired businesses and integrating them within our broader framework of controls. In accordance with the SEC's rules which allow us to exclude these acquired businesses from our internal controls assessment in respect of periods ending on or prior to the first anniversary of the completion of any such acquisition, and taking into account the proximity of the closing dates of these acquisitions to our internal controls assessment date of December 31, 2025, we have excluded these acquired businesses from management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. The assets of Virsys12 as of December 31, 2025 represented approximately 2.8% of our total consolidated assets as of such date, and the net revenues of the Virsys12 during the year ended December 31, 2025 represented approximately 0.4% of our consolidated net revenues during our fiscal year ended December 31, 2025. The assets of MissionCare as of December 31, 2025 represented approximately 7.2% of our total consolidated assets as of such date, and the net revenues of MissionCare during the year ended December 31, 2025 represented approximately 0.1% of our consolidated net revenues during our fiscal year ended December 31, 2025. We plan to complete the integration of these acquired businesses within our broader framework of internal controls during 2026 and include these acquired businesses within management's assessment of our internal control over financial reporting in our next annual report on Form 10-K.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management believes that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's internal control over financial reporting, which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in HealthStream's internal control over financial reporting that occurred during the fourth quarter of 2025 that have materially affected, or that are reasonably likely to materially affect, HealthStream's internal control over financial reporting.

Item 9B. *Other Information*

None. Without limiting the generality of the foregoing, during the three months ended December 31, 2025, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement," or any "non-Rule 10b-5 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

<center>**PART III**</center>

Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by Item 10 of Part III is incorporated by reference from the applicable information to be contained in our proxy statement for the 2026 Annual Meeting of Shareholders (2026 Proxy Statement) that the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates. Pursuant to General Instruction G(3), certain information concerning executive officers of the Company is included in Part I of this Form 10-K, under the caption Information about our Executive Officers.

Insider Trading Arrangements and Policies

We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers, and employees, as well as by the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations and Nasdaq listing standards. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.1.

Item 11. *Executive Compensation*

Information required by Item 11 of Part III is incorporated by reference from the applicable information to be contained in the Company's 2026 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by Item 12 of Part III is incorporated by reference from the applicable information to be contained in the Company's 2026 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by Item 13 of Part III is incorporated by reference from the applicable information to be contained in the Company's 2026 Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

Information required by Item 14 of Part III is incorporated by reference from the applicable information to be contained in the Company's 2026 Proxy Statement.

Item 15. *Exhibits, Financial Statement Schedules*

(a)(1) Financial Statements

Reference is made to the financial statements included in Item 8 to this Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Exhibits

Number	Description
3.1*	Fourth Amended and Restated Charter of HealthStream, Inc.
3.2 (2)	Third Amended and Restated Bylaws of HealthStream, Inc.
4.1*	Form of certificate representing the common stock, no par value per share, of HealthStream, Inc.
4.2*	Reference is made to Exhibits 3.1 and 3.2.
4.3 (3)	Description of Capital Stock of HealthStream, Inc.
10.1^ (4)	Form of Indemnification Agreement
10.2^ (4)	Contribution Agreement dated as of December 29, 2021 between HealthStream, Inc. and Robert A. Frist, Jr.
10.3^ (5)	Executive Employment Agreement, dated July 21, 2005, between HealthStream, Inc. and Robert A. Frist, Jr.
10.4 (6)	Revolving Credit Agreement, dated November 24, 2014, by and among HealthStream, Inc., the several banks and other financial institutions and lenders from time to time party thereto and SunTrust Bank, as administrative agent, issuing bank, and swingline lender
10.5^	Summary of Director and Executive Officer Compensation
10.6^ (7)	Letter Agreement, dated as of February 20, 2023, between HealthStream, Inc. and Michael Sousa.
10.7^ (7)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Time Based) under 2022 Omnibus Incentive Plan
10.8^ (8)	HealthStream, Inc. 2025 Cash Incentive Bonus Plan
10.9^ (9)	2016 Omnibus Incentive Plan.
10.10^ (10)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Officers) under 2016 Omnibus Incentive Plan.
10.11^ (10)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Non-Employee Director) under 2016 Omnibus Incentive Plan.
10.12 (11)	Lease Agreement, dated April 3, 2017, by and between HealthStream, Inc. and Capitol View Joint Venture.
10.13 (12)	First Amendment to Revolving Credit Agreement, dated November 13, 2017, by and between HealthStream, Inc. and SunTrust Bank.
10.14 (13)	Second Amendment to Revolving Credit Agreement, dated as of December 31, 2018, by and between HealthStream, Inc. and SunTrust Bank.
10.15 (14)	Third Amendment to Revolving Credit Agreement, dated as of October 28, 2020, by and between HealthStream, Inc. and SunTrust Bank.
10.16^ (21)	Letter Agreement, dated as of January 30, 2025, between HealthStream, Inc. and Michael Collier.
10.17^ (21)	Letter Agreement, dated as of January 28, 2025, between HealthStream, Inc. and Trisha Coady.
10.18^ (21)	Letter Agreement, dated as of January 28, 2025, between HealthStream, Inc. and Kevin O'Hara.
10.19^ (15)	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement under 2016 Omnibus Incentive Plan.
10.20^ (16)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Performance) under 2016 Omnibus Incentive Plan
10.21^ (16)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Performance) which were contingent upon approval of 2022 Omnibus Incentive Plan
10.22^ (16)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Time Based) which were contingent upon approval of 2022 Omnibus Incentive Plan
10.23^ (17)	HealthStream, Inc. 2022 Omnibus Incentive Plan
10.24^ (18)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Non-Employee Director) under 2022 Omnibus Incentive Plan.
10.25^ (19)	Form of HealthStream, Inc. Restricted Share Unit Agreement (Performance) under 2022 Omnibus Incentive Plan
10.26 (20)	Amended and Restated Credit Agreement, dated October 6, 2023, by and among the several banks and other financial institutions and lenders from time to time party thereto and Truist Bank, as administrative agent
10.27^	Contribution Agreement dated as of December 3, 2025 between HealthStream, Inc. and Robert A. Frist, Jr.
10.28^	Form of HealthStream, Inc. Non-Qualified Stock Option Agreement under 2022 Omnibus Incentive Plan
10.29^	HealthStream, Inc. 2026 Cash Incentive Bonus Plan
19.1 (21)	HealthStream, Inc. Insider Trading Policy
21.1	Subsidiaries of HealthStream, Inc.
23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99	HealthStream, Inc. Amended and Restated Compensation Recoupment Policy
101.1 INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.1 SCH	Inline XBRL Taxonomy Extension Schema
101.1 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.1 DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.1 LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.1 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101.1)
*	Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended (Reg. No. 333-88939).
^	Management contract or compensatory plan or arrangement
(1)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated November 30, 2020.
(2)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated October 23, 2023.
(3)	Incorporated by reference from exhibit filed on our Annual Report on Form 10-K, for the year ended December 31, 2019, filed with the SEC on February 26, 2020.
(4)	Incorporated by reference from exhibit filed on our Annual Report on Form 10-K, for the year ended December 31, 2021, filed with the SEC on February 28, 2022.
(5)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated July 25, 2005.
(6)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated November 25, 2014.
(7)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2023, filed with the SEC on April 27, 2023.
(8)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2025, filed with the SEC on May 9, 2025.
(9)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated May 31, 2016.
(10)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2017, filed with the SEC on May 1, 2017.
(11)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2017, filed with the SEC on July 31, 2017.
(12)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated November 14, 2017.
(13)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated January 2, 2019.
(14)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated October 28, 2020.
(15)	Incorporated by reference from exhibit filed on our Annual Report on Form 10-K, for the year ended December 31, 2020, filed with the SEC on February 26, 2021.
(16)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2022, filed with the SEC on April 28, 2022.
(17)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated May 31, 2022.
(18)	Incorporated by reference from exhibit filed on our Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2023, filed with the SEC on July 27, 2023.
(19)	Incorporated by reference from exhibit filed on our Annual Report on Form 10-K, for the year ended December 31, 2022, filed with the SEC on February 28, 2023.
(20)	Incorporated by reference from exhibit filed on our Current Report on Form 8-K, dated October 6, 2023.
(21)	Incorporated by reference from exhibit filed on our Annual Report on Form 10-K, for the year ended December 31, 2024, filed with the SEC on February 28, 2025.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 26th day of February 2026.

HEALTHSTREAM, INC.

By: /s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ ROBERT A. FRIST, JR. Robert A. Frist, Jr.	Chief Executive Officer and Chairman (Principal Executive Officer)	February 26, 2026
/s/ SCOTT A. ROBERTS Scott A. Roberts	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	February 26, 2026
/s/ THOMPSON S. DENT Thompson S. Dent	Director	February 26, 2026
/s/ FRANK E. GORDON Frank E. Gordon	Director	February 26, 2026
/s/ TERRY ALLISON RAPPUHN Terry Allison Rappuhn	Director	February 26, 2026
/s/ JEFFREY L. MCLAREN Jeffrey L. McLaren	Director	February 26, 2026
/s/ LINDA REBROVICK Linda Rebrovick	Director	February 26, 2026
/s/ A. ALEX JAHANGIR A. Alex Jahangir	Director	February 26, 2026
/s/ CHARLES E. BEARD, JR. Charles E. Beard, Jr.	Director	February 26, 2026
/s/ DEBORAH TAYLOR TATE Deborah Taylor Tate	Director	February 26, 2026

70

Exhibit 10.5

HealthStream, Inc. (the Company)

Summary of Director and Executive Officer Compensation

I. **Director Compensation**. Directors who are employees of the Company do not receive additional compensation for serving as directors of the Company. For fiscal year 2025, each director received an annual retainer of $30,000, except for the Audit Committee Chair and Nominating and Corporate Governance Chair, who received an additional annual retainer of $10,000, the Compensation Committee Chair, who received an additional annual retainer of $2,750, and members of the Audit Committee, who received an additional retainer of $2,500.

In addition to the cash compensation set forth above, each non-employee director is eligible to receive a nondiscretionary annual grant of restricted share units. The restricted share units are granted annually and vest ratably over a three-year period.

II. **Executive Officer Compensation**. The following table sets forth the current base salaries and fiscal 2025 performance bonuses to be provided to our executive officers upon review and approval by the Compensation Committee, including the individuals who the Company expects to be its Named Executive Officers for 2026.

Executive Officer	Current Base Salary	Fiscal 2025 Bonus Amount
Robert A. Frist, Jr.	$ 405,000	$ 158,077
Scott A. Roberts	$ 348,500	$ 119,021
Jeffrey D. Cunningham	$ 348,500	$ 119,021
Michael M. Collier	$ 385,000	$ 150,271
Trisha L. Coady	$ 375,000	$ 146,367
M. Scott McQuigg	$ 348,500	$ 119,021
Kevin O'Hara	$ 375,000	$ 146,367
Scott Fenstermacher	$ 242,000	$ -0-

III. **Additional Information**. The foregoing information is summary in nature. Additional information regarding Director and Named Executive Officer compensation will be contained in the Company's 2026 Proxy Statement.

Exhibit 10.27

CONTRIBUTION AGREEMENT

This Contribution Agreement (the "Agreement"), made and entered into as of December 3, 2025 (the "Effective Date"), is by and between HealthStream, Inc., a Tennessee corporation ("HealthStream"), and Robert A. Frist, Jr., an individual resident of the State of Tennessee ("Frist").

WHEREAS, Frist desires to contribute to HealthStream, and HealthStream desires to accept from Frist (the "Contribution"), approximately 150,000 shares of common stock, no par value ("Common Stock"), of HealthStream (collectively, the "Contributed Shares");

WHEREAS, pursuant to the terms and conditions of this Agreement and the HealthStream, Inc. 2022 Omnibus Incentive Plan (the "Plan"), HealthStream desires to grant approximately 150,000 shares of Common Stock (the "Grant Shares") to the individuals and in the amounts set forth on the attached spreadsheet as Exhibit A (such individuals, the "Recipients"); and

WHEREAS, HealthStream and Frist desire to memorialize in writing the terms, provisions and conditions of the Contribution and the share grant.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.   Contribution; Share Grant.

(a)   Contribution. Subject to the terms and conditions of this Agreement and without any compensation paid by HealthStream to Frist, at the Closing (as defined below), Frist hereby contributes the Contributed Shares to HealthStream, and HealthStream hereby accepts such contribution. Frist shall execute stock powers or other evidence of transfer evidencing such contribution and transfer as may reasonably be requested by HealthStream, and shall deliver to HealthStream stock certificates (as applicable) representing all of the Contributed Shares.

(b)   Closing. The closing of the Contribution (the "Closing") will take place concurrently with the execution and delivery hereof at the offices of HealthStream at 500 11th Avenue North, Suite 850, Nashville, Tennessee 37203 effective as of 3:01 p.m. (local time) on the Effective Date.

(c)   Share Grant. HealthStream hereby agrees to grant the Grant Shares to the Recipients pursuant to the Plan in the amounts set forth on Exhibit A hereto as Other Stock-Based Awards (as defined in the Plan), which grants have been approved by the Compensation Committee of HealthStream. It is anticipated that the Grant Shares will be issued to the Recipients on or about December 9, 2025, and such Grant Shares will not be subject to any vesting conditions.

Section 2.   Representations and Warranties of Frist. Frist represents and warrants as of the Closing to HealthStream as follows:

(a)   Authority. This Agreement constitutes the valid and binding obligation of Frist, enforceable against Frist in accordance with its terms. Frist has all requisite power, authority and capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b)   No Conflict. Neither the execution and delivery of this Agreement by Frist nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with any legal requirement or order of any court or governmental authority to which Frist is subject, or (ii) breach any provision of any material contract to which Frist is a party.

(c)   No Consent. Frist is not required to give any notice to or obtain any consent or approval from any person in connection with the execution and delivery of this Agreement by Frist or the consummation of the transactions contemplated hereby.

(d)   Legal Proceedings; Orders. There are no legal proceedings or actions pending or, to the knowledge of Frist, threatened, against Frist that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

(e)   Ownership of Contributed Shares. Frist has good and valid title to the Contributed Shares, free and clear of all liens and encumbrances.

Section 3.   Representations and Warranties of HealthStream. HealthStream represents and warrants as of the Closing to Frist as follows:

(a)   Authority. This Agreement constitutes the valid and binding obligation of HealthStream, enforceable against HealthStream in accordance with its terms. HealthStream has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by HealthStream and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by HealthStream.

(b)   No Conflict. Neither the execution and delivery of this Agreement by HealthStream nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with any legal requirement or order of any court or governmental authority to which HealthStream is subject, or (ii) breach any provision of any material contract to which HealthStream is a party.

(c)   No Consent. HealthStream is not required to give any notice to or obtain any consent or approval from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d)   Legal Proceedings; Orders. There are no legal proceedings or actions pending or, to the knowledge of HealthStream, threatened, against HealthStream that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

Section 4.   Miscellaneous.

(a)   Waiver. No failure to exercise, and no delay in exercising, on the part of either party, any privilege, any power or any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any privilege, right or power hereunder preclude further exercise of any other privilege, right or power hereunder.

(b)   Entire Agreement and Modification. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this agreement and supersedes all prior agreements between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement signed by the party to be charged with the amendment.

(c)   Assignment; Binding Effect. This Agreement may not be assigned by either party without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

(d)   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any invalid or unenforceable provision shall be replaced by HealthStream and Frist with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

(e)   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Tennessee, without regard to the conflict of law provisions thereof.

(f)   Construction. The language used in the Agreement will be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party has reviewed this Agreement and that rules of construction to the effect that any ambiguities are to be resolved against the drafting party will not be available in the interpretation of this Agreement.

(g)   Execution of Agreement; Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, Frist and HealthStream have executed this Agreement as of the Effective Date.

Robert A. Frist, Jr.

Sign Name:_____

ACCEPTED AND AGREED:

HealthStream, Inc.

By: _____

Name: Sneha Oakley

Its: General Counsel & Vice President

Exhibit A

[See Attached.]

Exhibit 10.28

HEALTHSTREAM, INC.
NON-QUALIFIED STOCK OPTION AGREEMENT

This NON-QUALIFIED STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the grant date set forth below (the "Grant Date"), between HealthStream, Inc., a Tennessee corporation (together with its Subsidiaries and Affiliates, the "Company"), [_____] (the "Grantee"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the HealthStream, Inc. 2022 Omnibus Incentive Plan (the "Plan").

WHEREAS, the Company has adopted the Plan, which permits the grant of Non-Qualified Stock Options; and

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the "Committee"), has determined that it would be to the advantage and best interest of the Company and its shareholders to grant a Non-Qualified Stock Option provided for herein to the Grantee as an incentive for increased efforts during his or her term of service or employment with the Company or its Subsidiaries or Affiliates;

NOW, THEREFORE, the parties hereto agree as follows:

NON-QUALIFIED STOCK OPTION GRANT

Grantee:	[_____]
Aggregate number of Shares Subject to Option:	[_____]
Exercise Price per Share:	$[_____]
Grant Date:	[_____]

Section 1   Option.

(a)   Grant. The Company hereby grants to the Grantee the option (the "Option"), exercisable in whole or in part, to purchase the number of Shares set forth above (the "Option Shares"), for an exercise price per Share (the "Exercise Price") in the amount set forth above, on the terms and conditions set forth herein and subject to all provisions of the Plan. This Option is granted as a Non-Qualified Stock Option under the Plan, and is not intended to qualify as an incentive stock option, as that term is used in Section 422 of the Code.

(b)   No Transfer. This Option may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Grantee other than by will or the laws of descent and distribution.

Section 2   Vesting and Other Terms.

(a)   Vesting. Except as otherwise provided in Section 2(b) below, the Option shall vest and become exercisable as follows (and will thereafter be exercisable until its expiration or termination in accordance with Section 4 below):

(i)   15% of the Option Shares shall vest and become exercisable on the first anniversary of the Grant Date;

(ii)   An additional 20% of the Option Shares shall vest and become exercisable on the second anniversary of the Grant Date;

(iii)   An additional 30% of the Option Shares shall vest and become exercisable on the third anniversary of the Grant Date; and

(iv)   The remaining 35% of the Option Shares shall vest and become exercisable on the fourth anniversary of the Grant Date.

(b)   Change in Control. Notwithstanding anything contained herein to the contrary, upon the occurrence of a Change in Control, this Option shall become vested immediately prior to such Change in Control as to 100% of the Option Shares (but only to the extent the Option has not otherwise terminated or become vested), and the terms of the Plan shall otherwise apply with respect to the terms of this Option in connection with such Change in Control.

Section 3   Exercise Procedures.

(a)   Option Payment; Withholding. The Option may be exercised in whole or in part at any time within the period permitted hereunder for the exercise of the Option, with respect to whole Option Shares only, by providing written notice of intent to exercise the Option delivered to the Company at its principal office (or such other means provided by the Company), stating the number of Option Shares to be purchased and such other information as may be requested by the Company. Such notice shall not be effective unless accompanied by payment of the Exercise Price for the number of Option Shares in respect of which the Option is then exercised (the "Option Payment") in accordance with Section 6.4(d) of the Plan. The issuance of Option Shares upon exercise of the Option shall be subject to federal, state, local and/or foreign tax withholding in accordance with Section 14.6 of the Plan, and the Company shall have the right to require the Grantee to remit to the Company an amount necessary to satisfy any federal, state, local and/or foreign tax withholding requirements prior to the delivery of any issuance of any Option Shares for which this Option is exercised in accordance with Section 14.6 of the Plan.

(b)   Rights as a Holder. Grantee shall not be the holder of, or have any of the rights of a holder with respect to, any Option Shares in respect of which this Option is exercised until (a) the Option shall have been exercised in accordance with the terms of this Agreement and the Grantee shall have paid the full Option Payment for the number of Option Shares in respect of which the Option has been exercised and any withholding taxes due in connection with such exercise, and (b) the Company shall have issued the Option Shares to Grantee as evidenced by a "book entry" (i.e., a computerized or manual entry) in the records of the Company or its designated agent in the name of the Grantee, or such other means allowed by the Company. Upon the occurrence of the foregoing, Grantee shall have full voting and other ownership rights with respect to Option Shares for which the Option has been exercised.

Section 4   Expiration. This Option, to the extent not previously exercised hereunder, will expire on the date that is 10 years following the Grant Date (the "Expiration Date"), unless earlier terminated as set forth below. Following the termination of Grantee's employment by the Company, Grantee shall have no further rights with respect to this Option (or any right to exercise this Option), except as otherwise provided in this Section 4 below.

(a)   Termination by Death. If the Grantee's employment by the Company terminates by reason of death, or if the Grantee dies within three (3) months after termination of such employment for any reason other than Cause, this Option may thereafter be exercised, to the extent the Option was exercisable at the time of such termination, by the legal representative of the estate or by the legatee of the Grantee under the will of the Grantee, for a period of one (1) year from the date of death or until the Expiration Date, whichever period is shorter.

(b)   Termination by Reason of Disability. If the Grantee's employment by the Company terminates by reason of Disability, this Option may thereafter be exercised, to the extent the Option was exercisable at the time of such termination, by the Grantee or personal representative or guardian of the Grantee, as applicable, for a period of one (1) year from the date of such termination of employment or until the Expiration Date, whichever period is the shorter.

(c)   Termination by Normal Retirement or Early Retirement. If the Grantee's employment by the Company terminates by reason of Normal Retirement or Early Retirement, this Option may thereafter be exercised by the Grantee, to the extent the Option was exercisable at the time of such termination, for a period of one year from the date of such termination of employment or until the Expiration Date, whichever period is the shorter.

(d)   Termination for Cause. If the Grantee's employment by the Company is terminated for Cause, this Option shall terminate immediately and become void and of no effect.

(e)   Other Termination. If the Grantee's employment by the Company terminates for any reason other than for Cause, death, Disability, Normal Retirement or Early Retirement, this Option may be exercised, to the extent the Option was exercisable at the time of such termination, by the Grantee for a period of three (3) months from the date of such termination of employment or the Expiration Date, whichever period is the shorter.

Section 5   Adjustments. The provisions of Section 4.2 and Section 13.3 of the Plan are hereby incorporated by reference, and the Option (including the number of Option Shares subject to this Option and the exercise price per Option Share) are subject to such provisions. Any determination made by the Committee pursuant to such provisions shall be made in accordance with the provisions of the Plan and shall be final and binding for all purposes of the Plan and this Agreement.

Section 6   Administration Subject to the Plan. The Grantee hereby acknowledges receipt of a copy of (or an electric link to) the Plan and agrees to be bound by all the terms and provisions thereof. The terms of this Agreement are governed by the terms of the Plan, and in the case of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern. The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Option.

Section 7   Modification of Agreement. Subject to the restrictions contained in the Plan and applicable law, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, the Option, prospectively or retroactively.

Section 8   No Right to Continued Employment. The grant of the Option shall not be construed as giving the Grantee the right to be retained in the service of the Company, and the Company may at any time dismiss the Grantee from service, free from any liability or any claim under the Plan.

Section 9   Severability.   If any provision of this Agreement is, or becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or the Option, or would disqualify the Plan or Option under any laws deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, Person or Option, and the remainder of the Plan and Option shall remain in full force and effect.

Section 10   Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Tennessee without giving effect to the conflicts of law principles thereof, except to the extent that such laws are preempted by Federal law.

Section 11   Successors in Interest.   This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee's legal representatives. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee's heirs, executors, administrators and successors.

Section 12   Resolution of Disputes. Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

Section 13   Notices. All notices required to be given under this Option shall be deemed to be received if delivered or mailed as provided for herein to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	HealthStream, Inc. 500 11th Avenue North, Suite 850 Nashville TN 37203
To the Grantee:	The address then maintained with respect to the Grantee in the Company's records.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed effective as of the day and year first above written.

HEALTHSTREAM, INC.:



Robert A. Frist, Jr.
Chairman and Chief Executive Officer

GRANTEE:

_____
[_____]

[signature page to Non-Qualified Stock Option Agreement]

Exhibit 10.29

HealthStream, Inc.
2026 Cash Incentive Bonus Plan

Overview:

Pursuant to the HealthStream, Inc. 2022 Omnibus Incentive Plan, the Compensation Committee (the "Committee") of the Board of Directors of HealthStream, Inc. (the "Company") hereby establishes this 2026 Cash Incentive Bonus Plan (the "Plan"). The Plan is the cash-based, short-term incentive portion of HealthStream's incentive compensation structure for certain executive officers, as well as the vice presidents, associate vice presidents, senior directors, and directors of the Company (such individuals referred to collectively as "Management"). The purpose of the Plan is to specify appropriate opportunities to earn a cash bonus with respect to the Company's 2026 fiscal year in order to reward Management for facilitating the Company's achievement of certain levels of financial performance during fiscal year 2026 and to further align their interests with those of the shareholders of the Company.

Definitions:

- **Annual Bonus** – The annual bonus paid to Management after the Committee determines the applicable financial measure has been achieved.

- **Adjusted EBITDA** – The Company's Adjusted EBITDA for the 2026 fiscal year calculated as set forth in the "Reconciliation of Non-GAAP Financial Measures" in the Company's annual report on Form 10-K and as updated under subsequent quarterly filings under Form 10-Q or the Company's quarterly earnings releases filed under Forms 8-K; provided the following are excluded from the calculation of Adjusted EBITDA: (i) acquisition and divestiture expenses incurred within the calendar year to the extent such expenses are in excess of the amount originally allocated to such purpose in the Company's 2026 budget; and (ii) Adjusted EBITDA (profit/loss) from acquisitions and divestitures consummated during 2026 (collectively, the "Excluded Expenses").

- **Revenue** – The Company's GAAP revenue for the 2026 fiscal year as reported in the Company's annual report on Form 10-K, including the GAAP revenue recognized by the Company from acquisitions and divestitures consummated during 2026.

- **Revenue Growth Percentage** – The Company's Revenue Growth Percentage for the 2026 fiscal year is the percentage increase in 2026 Revenue compared to the Company's GAAP revenue for the 2025 fiscal year as reported in the Company's annual report on Form 10-K.

- **Incremental Threshold Adjusted EBITDA** – the amount of Adjusted EBITDA before bonuses less Threshold Adjusted EBITDA; as such Threshold Adjusted EBITDA amount is established by the Committee. Incremental Threshold Adjusted EBITDA funds the Threshold Bonus Pool as set forth in the "Payout" section below.

- **Incremental Target Adjusted EBITDA** – the amount of Adjusted EBITDA before bonuses less Target Adjusted EBITDA; as such Target Adjusted EBITDA amount is established by the Committee. Incremental Target EBITDA funds the Target Bonus Pool as set forth below.

2026 Financial Measure and Plan Principles:

1. **Financial Measure** – For purposes of the Threshold and Target Bonus Pools, Adjusted EBITDA before bonuses will be the financial measure for 2026. For the Stretch Bonus Pool (as defined below), the Revenue Growth Percentage will be the financial measure for 2026.

2. **Funding Principle** – The Annual Bonus will be funded: (i) first from the amount of Incremental Threshold Adjusted EBITDA that exceeds Threshold Adjusted EBITDA, (ii) then from the amount of Incremental Target Adjusted EBITDA that exceeds Target Adjusted EBITDA, and (iii) finally, for Executives and Vice Presidents only, according to the achievement of Revenue Growth Percentage targets established by the Committee.

The Plan

Eligibility

Five groups are eligible for participation in the Plan:

- **Executive Team** – The maximum Annual Bonus (prior to giving effect to any payment of any Stretch Bonus Amount) that (i) the Chief Executive Officer of HealthStream and Executive Vice Presidents shall be eligible to receive under the Plan shall be an amount equal to 40% of such member's base salary; and (ii) Senior Vice Presidents shall be eligible to receive under the Plan shall be an amount equal to 35% of such member's base salary. Unless otherwise excluded below, the Executive Team eligible for participation includes the Chief Executive Officer, Executive Vice Presidents, and Senior Vice Presidents of the Company (collectively, the "Executives").

- **Vice Presidents** – The maximum Annual Bonus that Vice Presidents shall be eligible to receive under the Plan shall be an amount equal to 20% of such Vice President's base salary.

- **Associate Vice Presidents** – The maximum Annual Bonus that Associate Vice

Presidents shall be eligible to receive under the Plan shall be an amount equal to 18% of such Associate Vice President's base salary.

- **Senior Directors** – The maximum Annual Bonus that Senior Directors shall be eligible to receive under the Plan shall be an amount equal to 10% of such Senior Director's base salary. For purposes of clarity, Directors do not include members of the Board of Directors, but are management-level employees of the Company.

- **Directors** – The maximum Annual Bonus that Directors shall be eligible to receive under the Plan shall be an amount equal to 8% of such Director's base salary. For purposes of clarity, Directors do not include members of the Board of Directors, but are management-level employees of the Company.

- **Employment Requirements** – Participants in the Plan who were employed with the Company through December 31, 2026 shall be eligible to receive bonus payments, if any, under the Plan regardless of whether such employees are employed on the date such payments are actually made. Notwithstanding the foregoing, in the case of death or disability, the participant's pro rata share from January 1, 2026 through the date of participant's death or disability shall be awarded.

- **Exclusions** – Members of the Executive Team and of Management with a commission-based incentive compensation plan shall not be eligible to participate in the Plan.

Payout

Payouts under the Plan shall be determined as follows:

1. The Annual Bonus payable to any participant in this Plan will be determined as follows:

   - In the event that Adjusted EBITDA before bonuses is less than or equal to Threshold Adjusted EBITDA, a participant will receive no Annual Bonus.

   - To the extent Incremental Threshold Adjusted EBITDA funds the Threshold Bonus Pool, a participant will receive a percentage of his or her maximum Annual Bonus payable as set forth above under "The Plan-Eligibility" (the "Maximum Annual Bonus") in an amount between 0% and 25% of the Maximum Annual Bonus payable to such participant, based on the amount of bonus pool that is funded for that range (the "Threshold Bonus Pool"). The Threshold Bonus Pool shall be funded by every dollar of Incremental Threshold Adjusted EBITDA until the Threshold Pool is fully funded. The Threshold Bonus Pool is fully funded at the point in which the Threshold Adjusted EBITDA is reached after bonus payments equal to 25% of the Maximum Annual Bonus for all participants is achieved.

   - In the event that the Threshold Bonus Pool is fully funded, a participant will then be eligible to receive an Annual Bonus in an amount between 26% and 100% of the Maximum Annual Bonus payable to such participant, based on the amount of bonus pool that is funded for that range (the "Target Bonus Pool"). The Target Bonus Pool shall be funded by (i) thirty-nine cents of every dollar of Incremental Target Adjusted EBITDA for between 26% and 50% of the Maximum Annual Bonus and (ii) forty-eight cents of every dollar of Incremental Target Adjusted EBITDA for between 51% and 100% of the Maximum Annual Bonus until the Target Bonus Pool is fully funded. The Target Bonus Pool is fully funded at the point in which the Target Adjusted EBITDA is reached after bonus payments equal to the remaining 75% of the Maximum Annual Bonus amount (at which point 100% of the Maximum Annual Bonus in the aggregate would be earned); provided Executives and Vice Presidents shall also be eligible to receive a Stretch Bonus Amount as set forth below.

   - Solely for Executives and Vice President, in the event that Target Bonus Pool is fully funded, each Executive and Vice President will then be eligible to receive—in addition to their Maximum Annual Bonus, which has already been earned—an additional payment (the "Stretch Bonus Amount") in an amount equal to a percentage between (i) 0% and 16% of the base salary payable to such Executive and (ii) 0% and 8% of the base salary payable to such Vice President, based on the amount of bonus pool that is funded for that range (the "Stretch Bonus Pool"). The Stretch Bonus Pool shall be funded according to the achievement of Revenue Growth Percentage targets established by the Committee, which Revenue Growth Percentages targets may include achievement of a minimum threshold of organic revenue growth prior to the commencement of any funding for the Stretch Bonus Pool. For purposes of clarity, Executives and Vice Presidents shall become eligible to begin achieving the Stretch Bonus Amount after 100% of the Maximum Annual Bonus is achieved, and payment for any Stretch Bonus Amount an Executive or Vice President achieves shall be in addition to the 100% Maximum Annual Bonus.

2. Any Annual Bonus payouts made to the Executive Team, Vice Presidents, Associate Vice Presidents, Senior Directors, or Directors pursuant to the Plan shall be payable at such time as bonuses are paid generally to executive officers of the Company.

1. Any Annual Bonus paid or payable to any recipient pursuant to the Plan shall be subject to forfeiture, repayment, reimbursement or other recoupment (i) to the extent provided in the Company's Amended and Restated Compensation Recoupment Policy, as it may be amended from time to time (the "Current Recoupment Policy"), (ii) to the extent that such recipient in the future becomes subject to any other recoupment or clawback policy hereafter adopted by the Company, including any such policy (or amended version of the Current Recoupment Policy) adopted by the Company to comply with the requirements of any applicable laws, rules or regulations, including pursuant to final SEC rules and/or final Nasdaq listing standards with respect to recoupment adopted in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act (such final rules and final Nasdaq listing standards, the "Dodd-Frank Clawback Requirements") (such policies referenced in clause (i) or this clause (ii), collectively, the "Policies"), and (iii) to the extent otherwise provided under applicable legal requirements, SEC rules or Nasdaq listing standards which impose mandatory recoupment, as in effect

from time to time (including pursuant to the Dodd-Frank Clawback Requirements). The Company may utilize any method of recovery specified in the Policies in connection with any such recoupment pursuant to the terms of the Policies.

EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization
HealthStream Information Solutions Company	Nova Scotia, Canada
HSTM Group Australia PTY Limited	Australia
HSTM Group New Zealand	New Zealand
MissionCare, LLC	Florida
HealthCare Research, LLC	Illinois

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statement (Form S-3 No. 333-263949) of HealthStream, Inc.; and

(2)   Registration Statement (Form S-8 No. 333-265242) pertaining to the HealthStream, Inc. 2022 Omnibus Incentive Plan

of our reports dated February 26, 2026, with respect to the consolidated financial statements of HealthStream, Inc. and the effectiveness of internal control over financial reporting of HealthStream, Inc. included in this Annual Report (Form 10-K) of HealthStream, Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 26, 2026

EXHIBIT 31.1

CERTIFICATION

I,   Robert A. Frist, Jr., certify that:

1.   I have reviewed this annual report on Form 10-K of HealthStream, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date : February 26, 2026

/s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Scott A. Roberts, certify that:

1.   I have reviewed this annual report on Form 10-K of HealthStream, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date : February 26, 2026   /s/ SCOTT A. ROBERTS
                                                     Scott A. Roberts
                                                     Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthStream, Inc. (the "Company") on Form 10-K for the year ending December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Robert A. Frist, Jr., Chief Executive Officer of the Company certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT A. FRIST, JR.
Robert A. Frist, Jr.
Chief Executive Officer
February 26, 2026

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of HealthStream, Inc. (the "Company") on Form 10-K for the year ending December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Scott A. Roberts, Chief Financial Officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SCOTT A. ROBERTS
Scott A. Roberts
Chief Financial Officer
February 26, 2026

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